Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Index

Company Information

Capital

Approval of Dividends

Parent Company Financial Statements

Balance Sheet Assets

5

Balance Sheet Liabilities and Shareholders' Equity

6

Statements of Income

7

Statements of Comprehensive Income

8

Statements of Cash Flow

9

Statements of Changes in Shareholders' Equity

01/01/2014 to 09/30/2014

10

01/01/2013 to 09/30/2013

11

Statements of Added Value

12

Consolidated Company Financial Statements

Balance Sheet Assets

13

Balance Sheet Liabilities and Shareholders' Equity

14

Statements of Income

16

Statements of Comprehensive Income

17

Statements of Cash Flow

18

Statements of Changes in Shareholders' Equity

01/01/2014 to 09/30/2014

20

01/01/2013 to 09/30/2013

21

Statements of Added Value

22

Earnings release

23

Notes to quarterly information

45

Opinions and Statements

Report of Independent Registered Public Accounting Firm - Unqualified

128

Fiscal's Council Opinion or Equivalent Board

130

Directors’ Statement on the Financial Statements

131

Director’s Statement on the Auditor’s Report on Special Review

132

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Company Information

Company name:	TIM PARTICIPAÇÕES SA
Last change in the Company Name:	08/30/2004	Prior Company Name:	Tele Celular Sul Participações S.A.
Record date:	05/22/1998	C.N.P.J.:	02.558.115/0001-21
CVM Code:	01763-9	CVM incorporation date:	08/19/1998
Situação do Registro na CVM:	Active	Inicial date of record date at CVM:	09/10/1998
Country of origin:	Brazil	Contry of securities registration:	Brazil
Issuer's page in Internet:	www.tim.com.br/ri
Type of participant:	Listed Company
Record category at CVM:	Categoria A	Current category registration date:	01/01/2010
Issuer's situation:	Operational	Inicial date:	10/09/1998
Type of Control:	Private	Last change in control:
Last change in accounting period		Accounting period:	Day: 30 Month: 09
Activity:	Telecommunication
Activity description:
Journal name	Journal State
Jornal do Commercio	RJ
Valor Econômico	SP

Country	Incorporation date
United States of America	12/16/1998

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Information - Capital

Number of Shares	Current Quarter
(units)	09/30/2014
Paid up Capital
Common	2,420,136,000
Preferred	-
Total	2,420,136,000
Treasury Stock
Common	795,889
Preferred	-
Total	795,889

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Information – Approval of Dividends

Event	Approval	Proceeds	First Payment	Especie	Class	Dividends per Stock (Reais / Stock)
-	-	-	-	-	-	-

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Balance Sheet - Assets (in thousands of Reais)

Account Code	Account Description	09/30/2014	12/31/2013
1	Total Assets	15,321,026	15,037,241
1.01	Current Assets	80,151	443,803
1.01.01	Cash and Cash Equivalents	45,031	19,112
1.01.03	Accounts receivable	329	-
1.01.03.02	Other accounts receivable	329	-
1.01.06	Taxes and Contributions Recoverable	21,961	25,118
1.01.06.01	Current Taxes and Contributions Recoverable	21,961	25,118
1.01.08	Other Current Assets	12,830	399,573
1.01.08.03	Other Assets	12,830	399,573
1.01.08.03.01	Dividends and interests on own capital receivable	-	389,311
1.01.08.03.03	Other Assets	12,830	10,262
1.02	Non-Current Assets	15,240,875	14,593,438
1.02.01	Long-Term Assets	62,580	50,624
1.02.01.01	Sundry Receivables	86	89
1.02.01.01.02	Available for Sale	86	89
1.02.01.09	Other Non-Current Assets	62,494	50,535
1.02.01.09.05	Escrow Deposits	62,494	50,535
1.02.02	Investments	15,020,739	14,385,258
1.02.02.01	Investments on Subsidiaries	15,020,739	14,385,258
1.02.02.01.02	Subsidiaries	15,020,739	14,385,258
1.02.04	Intangible	157,556	157,556
1.02.04.01	Intangible Assets	157,556	157,556

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Balance Sheet – Liabilities and Shareholders’ Equity (in thousands of Reais)

Account Code	Account Description	09/30/2014	12/31/2013
2	Total Liabilities	15,321,026	15,037,241
2.01	Current Liabilities	67,828	409,780
2.01.01	Social and Labor Obligations	1,766	786
2.01.01.02	Labor Obligations	1,766	786
2.01.02	Suppliers - Trade Payable	2,244	1,787
2.01.02.01	Domestic Suppliers	1,667	1,491
2.01.02.02	Foreign suppliers	577	296
2.01.03	Taxes, rates and contributions	2,511	2,817
2.01.03.01	Federal Obligations	2,476	2,768
2.01.03.01.02	Other Fiscal Taxes	2,476	2,768
2.01.03.03	Other taxes	35	49
2.01.03.03.01	ISS payable	35	49
2.01.05	Other Obligations	61,307	404,390
2.01.05.02	Others	61,307	404,390
2.01.05.02.01	Dividends payable	53,776	396,879
2.01.05.02.04	Other Current Liabilities	7,531	7,511
2.02	Non-Current Liabilities	33,337	32,821
2.02.02	Long-Term Liabilities	29,765	29,767
2.02.02.02	Others	29,765	29,767
2.02.02.02.03	Other Liabilities	29,765	29,767
2.02.04	Provisions	3,572	3,054
2.02.04.01	Tax, Labor and Civil Provisions	3,572	3,054
2.02.04.01.02	Civil and Labor Provisions	3,072	3,054
2.02.04.01.05	Regulatory Provisions	500	-
2.03	Shareholders' Equity	15,219,861	14,594,640
2.03.01	Paid up Capital	9,859,071	9,839,770
2.03.02	Capital Reserves	1,219,250	1,214,271
2.03.02.01	Offering's Goodwill	380,560	380,560
2.03.02.04	Stock Option	14,783	10,684
2.03.02.05	Treasury Stock	(3,369)	(3,369)
2.03.02.07	Reserve for Tax Benefits	827,276	826,396
2.03.04	Revenue Reserves	3,053,451	3,538,586
2.03.04.01	Legal Reserve	438,634	438,634
2.03.04.10	Reserve for expansion	2,614,817	3,099,952
2.03.05	Income/Losses Accumulated	1,086,076	-
2.03.08	Other Comprehensive Income	2,013	2,013

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Income (in thousands of Reais)

Account Code	Account Description	Quarter - current year 07/01/2014 to 09/30/2014	Year-to-date - current year 01/01/2014 to 09/30/2014	Quarter - prior year 07/01/2013 to 09/30/2013	Year-to-date - prior year 01/01/2013 to 09/30/2013
3.04	Operating Revenues (Expenses)	358,728	1,095,521	314,573	1,010,085
3.04.02	General and Administrative	(4,894)	(18,454)	(2,816)	(11,476)
3.04.05	Other Operating Expenses	(613)	(630)	(42)	(343)
3.04.06	Equity Pick Up	364,235	1,114,605	317,431	1,021,904
3.05	Operating Income	358,728	1,095,521	314,573	1,010,085
3.06	Financial	(10,399)	(9,445)	473	(1,344)
3.06.01	Financial Revenues	(1,395)	1,803	6,687	8,625
3.06.02	Financial Expenses	(9,004)	(11,248)	(6,214)	(9,969)
3.07	Income Before Taxes /Profit Sharing	348,329	1,086,076	315,046	1,008,741
3.08	Income Tax and Social Contribution	-	-	(30)	(2,101)
3.08.01	Current	-	-	(30)	(2,101)
3.09	Profit for the Period	348,329	1,086,076	315,016	1,006,640
3.11	Profit for the Period	348,329	1,086,076	315,016	1,006,640
3.99.01.01	Earnings per share basic	0.14411	0.44933	0.13034	0.41651
3.99.02.01	Earnings per share diluted	0.14402	0.44903	0.13031	0.41648

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Comprehensive Income (in thousands of Reais)

Account Code	Account Description	Quarter - current year 07/01/2014 to 09/30/2014	Year-to-date - current year 01/01/2014 to 09/30/2014	Quarter - prior year 07/01/2013 to 09/30/2013	Year-to-date - current year 01/01/2013 to 09/30/2013
4.01	Profit (Loss) for the Period	348,329	1,086,076	315,016	1,006,640
4.02	Other comprehensive income	-	-	-	-
4.03	Comprehensive Income for the Period	348,329	1,086,076	315,016	1,006,640

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Cash Flow – Indirect Method (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2014 to 09/30/2014	Year-to-date - current year 01/01/2013 to 09/30/2013
6.01	Net cash and cash equivalents generated by operating activities	842,793	744,797
6.01.01	Cash and cash equivalents generated by operating activities	(16,689)	(8,675)
6.01.01.01	Earning before income tax (EBIT)	1,086,076	1,008,741
6.01.01.02	Equity in results of investments	(1,114,605)	(1,021,904)
6.01.01.03	Provision for administrative and legal proceedings	443	2,328
6.01.01.04	Monetary fluctuation on escrow deposits and provision for administrative and legal proceedings	(297)	2,255
6.01.01.05	Monetary fluctuation on dividends	10,957	(204)
6.01.01.06	Stock options	737	109
6.01.02	Variations in assets and liabilities	859,482	753,472
6.01.02.01	Taxes and contributions recoverable	3,156	(47)
6.01.02.02	Dividends received	871,796	769,602
6.01.02.03	Escrow deposits	(11,587)	(13,713)
6.01.02.04	Other current and non-current assets	(2,567)	(1,304)
6.01.02.05	Labor obligations	980	816
6.01.02.06	Suppliers	456	(908)
6.01.02.07	Taxes and contributions	(2,771)	(2,105)
6.01.02.08	Other current and non-current liabilites	19	1,131
6.02	Net cash and cash equivalents generated by investment activities	3	(23)
6.02.02	Marketable securities	3	(23)
6.03	Net cash and cash equivalents used by financing activities	(816,877)	(735,809)
6.03.01	Dividends paid	(835,849)	(735,809)
6.03.02	Increase in capital stock	18,972	-
6.05	Increase on cash and cash equivalents	25,919	8,965
6.05.01	Beginning cash and cash equivalents balance	19,112	17,114
6.05.02	Ending cash and cash equivalents balance	45,031	26,079

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Parent Company Statements of Changes in Shareholders´ Equity from 01/01/2014 to 09/30/2014

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,839,770	1,214,271	3,538,586	-	2,013	14,594,640
5.03	Ajusted Beginning balance	9,839,770	1,214,271	3,538,586	-	2,013	14,594,640
5.04	Shareholder´s Transactions	19,301	4,099	(484,255)	-	-	(460,855)
5.04.01	Increase in capital stock	19,301	-	-	-	-	19,301
5.04.03	Stock option	-	4,099	-	-	-	4,099
5.04.06	Dividends	-	-	-	-	-	-
5.04.09	Prescribed dividends	-	-	1,467	-	-	1,467
5.04.10	Supplementary dividends	-	-	(485,722)	-	-	(485,722)
5.05	Total Comprehensive Income	-	-	-	1,086,076	-	1,086,076
5.05.01	Profit for the Period	-	-	-	1,086,076	-	1,086,076
5.06	Internal changes in shareholders´equity	-	880	(880)	-	-	-
5.06.04	Fiscal benefit reserve constitution	-	880	(880)	-	-	-
5.07	Ending balance	9,859,071	1,219,250	3,053,451	1,086,076	2,013	15,219,861

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Parent Company Statements of Changes in Shareholders´ Equity from 01/01/2013 to 09/30/2013

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,839,770	383,631	3,609,469	-	13,832,870
5.03	Ajusted Beginning balance	9,839,770	383,631	3,609,469	-	13,832,870
5.04	Shareholder´s Transactions	-	2,388	(397,556)	-	(395,168)
5.04.03	Stock option	-	2,388	-	-	2,388
5.04.06	Dividends	-	-	(398,889)	-	(398,889)
5.04.08	Put option reversal	-	-	1,333	-	1,333
5.05	Total Comprehensive Income	-	-	-	1,006,640	1,006,640
5.05.01	Profit for the Period	-	-	-	1,006,640	1,006,640
5.06	Internal changes in shareholders´ equity	-	451,401	(451,401)	-	-
5.06.01	Reserves constitution	-	451,401	(451,401)	-	-
5.07	Ending balance	9,839,770	837,420	2,760,512	1,006,640	14,444,342

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Added Value (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2014 to 09/30/2014	Year-to-date - current year 01/01/2013 to 09/30/2013
7.02	Raw Material Acquired from Third Parties	(9,822)	(5,874)
7.02.02	Material, Energy, Services and Others	(9,822)	(5,874)
7.03	Gross Added Value	(9,822)	(5,874)
7.05	Net Added Value Produced	(9,822)	(5,874)
7.06	Added Value Received from Transfers	1,116,408	1,030,529
7.06.01	Equity Pick Up	1,114,605	1,021,904
7.06.02	Financial Revenues	1,803	8,625
7.07	Total Added Value to Share	1,106,586	1,024,655
7.08	Sharing Added Value	1,106,586	1,024,655
7.08.01	Labor	7,258	4,693
7.08.01.01	Cost of Working	6,383	4,125
7.08.01.02	Benefits	742	482
7.08.01.03	F.G.T.S	133	87
7.08.01.04	Others	-	(1)
7.08.02	Taxes, Fees and Contributions	1,879	3,229
7.08.02.01	Federal	1,863	3,210
7.08.02.02	State	1	6
7.08.02.03	Municipal	15	13
7.08.03	Earnings - Borrowed Capital	11,373	10,093
7.08.03.01	Interest	11,228	9,956
7.08.03.02	Rentals	145	137
7.08.04	Earnings - Owned Capital	1,086,076	1,006,640
7.08.04.03	Retained Earnings (Losses)	1,086,076	1,006,640

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Balance Sheet - Assets (in thousands of Reais)

Account Code	Account Description	09/30/2014	12/31/2013
1	Total assets	29,327,441	28,138,167
1.01	Current Assets	11,397,069	10,740,804
1.01.01	Cash and Cash Equivalents	5,427,870	5,287,642
1.01.03	Accounts Receivable	3,429,189	3,513,029
1.01.03.01	Clients	3,429,189	3,513,029
1.01.04	Inventories	306,619	296,829
1.01.06	Taxes and Contributions Recoverable	1,607,245	1,283,841
1.01.06.01	Current Taxes and Contributions Recoverable	1,607,245	1,283,841
1.01.06.01.01	Indirect Taxes and Contributions Recoverable	1,221,198	913,215
1.01.06.01.02	Direct Taxes and Contributions Recoverable	386,047	370,626
1.01.07	Prepaid Expenses	361,906	206,354
1.01.08	Other Current Assets	264,240	153,109
1.01.08.03	Others	264,240	153,109
1.01.08.03.01	Operations with derivatives	28,089	11,969
1.01.08.03.02	Other assets	234,626	141,140
1.01.08.03.03	Financial leasing	1,525	-
1.02	Non-Current Assets	17,930,372	17,397,363
1.02.01	Long-Term Assets	3,117,454	2,753,940
1.02.01.01	Financial assets at fair value through profit or loss	41,886	28,681
1.02.01.01.01	Available for Sale	41,886	28,681
1.02.01.03	Accounts Receivable	32,520	35,959
1.02.01.03.01	Clients	32,520	35,959
1.02.01.06	Deferred Taxes	948,743	1,064,721
1.02.01.06.01	Deferred Income Tax and Social Contribution	948,743	1,064,721
1.02.01.07	Prepaid Expenses	75,327	96,906
1.02.01.09	Other Non-Current Assets	2,018,978	1,527,673
1.02.01.09.03	Operations with derivatives	301,033	234,894
1.02.01.09.04	Other Non-Current Assets	13,504	13,224
1.02.01.09.05	Escrow Deposits	945,058	720,261
1.02.01.09.06	Indirect Taxes and Contributions Recoverable	510,489	536,757
1.02.01.09.07	Direct Taxes and Contributions Recoverable	56,569	22,537
1.02.01.09.08	Financial leasing	192,325	-
1.02.03	Property, Plant and Equipment	8,393,996	8,207,242
1.02.03.01	Property, Plant and Equipment in Operation	7,843,601	7,491,091
1.02.03.03	Construction work in progress	550,395	716,151
1.02.04	Intangible	6,418,922	6,436,181
1.02.04.01	Intangibles	4,891,703	4,908,962
1.02.04.01.01	Concession licenses	1,493,477	1,698,545
1.02.04.01.02	Software rights	2,884,324	2,694,070
1.02.04.01.03	Other Intangibles	513,902	516,347
1.02.04.02	Goodwill	1,527,219	1,527,219

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Balance Sheet – Liabilities and Shareholders´ Equity (in thousands of Reais)

Account Code	Account Description	09/30/2014	12/31/2013
2	Total liabilities	29,327,441	28,138,167
2.01	Current Liabilities	7,108,018	8,048,103
2.01.01	Social and Labor Obligations	261,460	170,556
2.01.01.02	Labor Obligations	261,460	170,556
2.01.02	Suppliers - Trade Payable	4,262,636	5,255,337
2.01.02.01	Domestic Suppliers	4,132,796	5,142,934
2.01.02.02	Non-Domestic Suppliers	129,840	112,403
2.01.03	Taxes, rates and contributions	650,678	695,728
2.01.03.01	Federal Obligations	182,166	177,153
2.01.03.01.01	Income Tax and Social Contribution Payable	67,051	35,282
2.01.03.01.02	Other Taxes	115,115	141,871
2.01.03.02	State Obligations	432,921	475,430
2.01.03.02.01	ICMS	432,921	475,430
2.01.03.03	Other taxes	35,591	43,145
2.01.03.03.01	ISS	35,591	43,145
2.01.04	Loans and Financing	1,248,490	966,658
2.01.04.01	Loans and Financing	1,248,490	966,658
2.01.04.01.01	Domestic Currency	1,038,956	881,807
2.01.04.01.02	Other Currencies	209,534	84,851
2.01.05	Other Obligations	684,754	959,824
2.01.05.02	Others	684,754	959,824
2.01.05.02.01	Dividends payable	53,776	396,879
2.01.05.02.04	Operations with derivatives	27,174	44,418
2.01.05.02.05	Authorizations Payable	105,803	77,216
2.01.05.02.06	Other liabilities	492,123	431,754
2.01.05.02.07	Financial leasing	5,878	9,557
2.02	Non-Current Liabilities	6,999,562	5,495,424
2.02.01	Loans and Financing	5,136,548	3,779,998
2.02.01.01	Loans and Financing	5,136,548	3,779,998
2.02.01.01.01	Domestic Currency	3,459,832	2,008,834
2.02.01.01.02	Other Currencies	1,676,716	1,771,164
2.02.02	Other Obligations	726,401	704,684
2.02.02.02	Others	726,401	704,684
2.02.02.02.03	Operations with derivatives	-	-
2.02.02.02.04	Indirect Taxes and Contributions Payable	92	86
2.02.02.02.05	Direct Taxes and Contributions Payable	226,043	226,668
2.02.02.02.07	Other liabilities	176,612	164,817
2.02.02.02.08	Financial leasing	323,654	313,113
2.02.03	Deferred Taxes	418,056	337,770
2.02.03.01	Deferred Income Tax and Social Contribution	418,056	337,770
2.02.04	Provisions	718,557	672,972
2.02.04.01	Tax, Labor and Civil Provisions	422,201	373,159
2.02.04.01.01	Tax Provisions	206,637	171,025
2.02.04.01.02	Labor Provisions	58,550	57,081
2.02.04.01.03	Benefits Provisions	1,084	1,084
2.02.04.01.04	Civil Provisions	111,326	88,385
2.02.04.01.05	Regulatory Provisions	44,604	55,584
2.02.04.02	Other Provisions	296,356	299,813
2.02.04.02.03	Asset Retirement Obligation	296,356	299,813
2.03	Shareholders' Equity	15,219,861	14,594,640
2.03.01	Paid up Capital	9,859,071	9,839,770
2.03.02	Capital Reserves	1,219,250	1,214,271
2.03.02.01	Offering's Goodwill	380,560	380,560
2.03.02.04	Options granted	14,783	10,684
2.03.02.05	Treasury stock	(3,369)	(3,369)
2.03.02.07	Tax benefit reserve	827,276	826,396
2.03.04	Revenue Reserves	3,053,451	3,538,586
2.03.04.01	Legal Reserve	438,634	438,634
2.03.04.10	Reserve for expansion	2,614,817	3,099,952
2.03.05	Accumulated Income (Loss)	1,086,076	-
2.03.08	Other Comprehensive Income	2,013	2,013

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Statements of Income (in thousands of Reais)

Account Code	Account Description	Quarter - current year 07/01/2014 to 09/30/2014	Year-to-date - current year 01/01/2014 to 09/30/2014	Quarter - prior year 07/01/2013 to 09/30/2013	Year-to-date - current year 01/01/2013 to 09/30/2013
3.01	Net Operating Revenues from Goods Sold and/or Services Rendered	4,852,764	14,329,721	5,083,159	14,738,014
3.02	Cost of Goods Sold and/or Services Rendered	(2,525,696)	(7,382,397)	(2,791,592)	(8,085,473)
3.03	Gross Income	2,327,068	6,947,324	2,291,567	6,652,541
3.04	Operating Revenues (Expenses)	(1,757,794)	(5,217,251)	(1,733,641)	(4,989,381)
3.04.01	Sales	(1,283,699)	(3,820,340)	(1,277,921)	(3,692,940)
3.04.02	General and Administrative	(286,954)	(825,608)	(253,787)	(759,909)
3.04.04	Other Operating Revenues	15,109	37,645	12,584	40,721
3.04.05	Other Operating Expenses	(202,250)	(608,948)	(214,517)	(577,253)
3.04.05.01	Concessions' Amortization	(82,945)	(262,237)	(80,781)	(230,882)
3.04.05.02	Other Operating Expenses	(119,305)	(346,711)	(133,736)	(346,371)
3.05	Operating Income	569,274	1,730,073	557,926	1,663,160
3.06	Financial	(74,336)	(182,877)	(90,237)	(202,202)
3.06.01	Financial Revenues	174,530	620,352	17,755	517,159
3.06.02	Financial Expenses	(248,866)	(803,229)	(107,992)	(719,361)
3.07	Income Before Taxes /Profit Sharing	494,938	1,547,196	467,689	1,460,958
3.08	Income Tax and Social Contribution	(146,609)	(461,120)	(152,673)	(454,318)
3.08.01	Current	(50,226)	(264,857)	(72,404)	(234,010)
3.08.02	Deferred	(96,383)	(196,263)	(80,269)	(220,308)
3.09	Profit for the Period	348,329	1,086,076	315,016	1,006,640
3.11	Consolidated Profit for the Period	348,329	1,086,076	315,016	1,006,640
3.11.01	Atributted to shareholders	348,329	1,086,076	315,016	1,006,640
3.99.01.01	Earnings per share basic	0.14411	0.44933	0.13034	0.41651
3.99.02.01	Earnings per share diluted	0.14402	0.44903	0.13031	0.41648

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Statements of Comprehensive Income (in thousands of Reais)

Account Code	Account Description	Quarter - current year 07/01/2014 to 09/30/2014	Year-to-date - current year 01/01/2014 to 09/30/2014	Quarter - prior year 07/01/2013 to 09/30/2013	Year-to-date - current year 01/01/2013 to 09/30/2013
4.01	Profit for the Period	348,329	1,086,076	315,016	1,006,640
4.03	Comprehensive Income for the Period	348,329	1,086,076	315,016	1,006,640
4.03.01	Atributted to Shareholder's	348,329	1,086,076	315,016	1,006,640

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Statements of Cash Flow – Indirect Method (in thousands of Reais)

Accont Code	Account description	Year-to-date - current year 01/01/2014 to 09/30/2014	Year-to-date - current year 01/01/2013 to 09/30/2013
6.01	Net cash and cash equivalents generated by operating activities	2,440,359	2,173,846
6.01.01	Cash and cash equivalents generated by operating activities	4,762,101	4,293,815
6.01.01.01	Earnings before income tax (EBIT)	1,547,196	1,460,958
6.01.01.02	Depreciation and amortization	2,250,014	2,044,811
6.01.01.03	Loss and disposal of fixed assets	5,803	9,526
6.01.01.04	Interest on ARO	2,644	4,256
6.01.01.05	Provision for administrative and legal proceedings	191,590	215,420
6.01.01.06	Monetary fluctuation on escrow deposits and provision for administrative and legal proceedings	34,367	45,305
6.01.01.07	Interest and monetary and exchange variation on loans and other financial adjustments	497,600	305,407
6.01.01.08	Monetary fluctuation on dividends	10,957	7,564
6.01.01.10	Allowance for doubtful accounts	211,326	195,884
6.01.01.11	Stock options	4,099	2,388
6.01.01.13	Interest on leasing payable	32,816	2,296
6.01.01.14	Interest on leasing receivable	(26,311)	-
6.01.02	Variations in assets and liabilities	(2,321,742)	(2,119,969)
6.01.02.01	Accounts receivable	(80,448)	(373,584)
6.01.02.02	Taxes and contributions recoverable	(310,412)	(261,644)
6.01.02.03	Inventories	(9,790)	(127,004)
6.01.02.04	Prepaid expenses	(133,973)	(194,187)
6.01.02.05	Escrow deposits	(203,776)	150,917
6.01.02.06	Other current and non-current assets	(89,006)	(69,571)
6.01.02.07	Labor obligations	90,905	78,848
6.01.02.08	Suppliers	(1,080,372)	(135,885)
6.01.02.09	Taxes, fees and contributions payable	(318,238)	(630,540)
6.01.02.10	Provision for contingencies	(197,935)	(204,126)
6.01.02.11	Authorizations payable	28,276	(299,144)
6.01.02.12	Other current and non-current liabilities	(16,973)	(54,049)
6.02	Net cash and cash equivalents used by investing activities	(2,626,889)	(2,523,294)
6.02.01	Marketable securities	(13,205)	(4,602)
6.02.02	Additions to property plant and equipment and intangibles	(2,607,583)	(2,516,328)
6.02.03	ARO	(6,101)	(2,364)
6.03	Net cash and cash equivalents generated (used) by financing activities	326,758	(744,995)
6.03.01	New loans	1,925,191	1,053,324
6.03.02	Loans amortization	(666,712)	(1,124,649)
6.03.03	Dividends paid	(835,850)	(735,809)
6.03.04	Operations with derivatives	(103,602)	62,163
6.03.06	Refund granted to shareholders - stocks group TIM Fiber RJ S.A.	(19)	(24)
6.03.07	Financial payable leasing disbursement	(11,222)	-
6.03.08	Increase in capital stock	18,972	-
6.05	Increase (decrease) on cash and cash equivalents	140,228	(1,094,443)
6.05.01	Beginning cash and cash equivalents balance	5,287,642	4,429,780
6.05.02	Ending cash and cash equivalents balance	5,427,870	3,335,337

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Consolidated Company Statements of Changes in Shareholders´ Equity from 01/01/2014 to 09/30/2014

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings (Losses)	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY	Minority Interest	Consolidated SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,839,770	1,214,271	3,538,586	-	2,013	14,594,640	-	14,594,640
5.03	Prior year adjusted	9,839,770	1,214,271	3,538,586	-	2,013	14,594,640	-	14,594,640
5.04	Shareholder´s Transactions	19,301	4,099	(484,255)	-	-	(460,855)	-	(460,855)
5.04.01	Increase in capital stock	19,301	-	-	-	-	19,301	-	19,301
5.04.03	Options granted	-	4,099	-	-	-	4,099	-	4,099
5.04.06	Dividends	-	-	-	-	-	-	-	-
5.04.09	Prescribed dividends	-	-	1,467	-	-	1,467	-	1,467
5.04.10	Supplementary dividends	-	-	(485,722)	-	-	(485,722)	-	(485,722)
5.05	Comprehensive income statement	-	-	-	1,086,076	-	1,086,076	-	1,086,076
5.05.01	Net income for the period	-	-	-	1,086,076	-	1,086,076	-	1,086,076
5.06	Internal changes in shareholders´equity	-	880	(880)	-	-	-	-	-
5.06.04	Fiscal benefit reserve constitution	-	880	(880)	-	-	-	-	-
5.07	Ending balance	9,859,071	1,219,250	3,053,451	1,086,076	2,013	15,219,861	-	15,219,861

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Consolidated Company Statements of Changes in Shareholders´ Equity from 01/01/2013 to 09/30/2013

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings (Losses)	TOTAL SHAREHOLDERS' EQUITY	Minority Interest	Consolidated SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,839,770	383,631	3,609,469	-	13,832,870	-	13,832,870
5.03	Prior year adjusted	9,839,770	383,631	3,609,469	-	13,832,870	-	13,832,870
5.04	Shareholder´s Transactions	-	2,388	(397,556)	-	(395,168)	-	(395,168)
5.04.03	Options granted	-	2,388	-	-	2,388	-	2,388
5.04.06	Dividends	-	-	(398,889)	-	(398,889)	-	(398,889)
5.04.08	Put option reversal	-	-	1,333	-	1,333	-	1,333
5.05	Comprehensive income statement	-	-	-	1,006,640	1,006,640	-	1,006,640
5.05.01	Net income for the period	-	-	-	1,006,640	1,006,640	-	1,006,640
5.06	Internal changes in shareholders´ equity	-	451,401	(451,401)	-	-	-	-
5.06.01	Reserves constitution	-	451,401	(451,401)	-	-	-	-
5.07	Ending balance	9,839,770	837,420	2,760,512	1,006,640	14,444,342	-	14,444,342

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Statements of Added Value (in thousands of Reais)

Account code	Account description	Year-to-date - current year 01/01/2014 to 09/30/2014	Year-to-date - current year 01/01/2013 to 09/30/2013
7.01	Revenues	19,087,555	19,359,881
7.01.01	Net Operating Revenues from Goods Sold and/or Services Rendered	19,298,881	19,555,765
7.01.04	Allowance for doubtful accounts	(211,326)	(195,884)
7.02	Raw Material Acquired from Third Parties	(8,067,500)	(8,916,827)
7.02.01	Cost of Goods Sold and/or Services Rendered	(5,278,851)	(6,211,485)
7.02.02	Material, Energy, Services and Others	(2,788,649)	(2,705,342)
7.03	Gross Added Value	11,020,055	10,443,054
7.04	Retentions	(2,250,014)	(2,044,811)
7.04.01	Depreciation and Amortization	(2,250,014)	(2,044,811)
7.05	Net Added Value Produced	8,770,041	8,398,243
7.06	Added Value Received from Transfers	620,352	517,158
7.06.02	Financial Revenues	620,352	517,158
7.07	Total Added Value to Share	9,390,393	8,915,401
7.08	Sharing Added Value	9,390,393	8,915,401
7.08.01	Labor	573,920	506,995
7.08.01.01	Cost of Working	411,271	361,417
7.08.01.02	Benefits	113,778	102,693
7.08.01.03	F.G.T.S.	38,568	33,449
7.08.01.04	Others	10,303	9,436
7.08.02	Taxes, Fees and Contributions	6,515,318	6,318,006
7.08.02.01	Federal	2,412,729	2,388,823
7.08.02.02	State	4,090,814	3,918,486
7.08.02.03	Municipal	11,775	10,697
7.08.03	Earnings - Borrowed Capital	1,215,079	1,083,760
7.08.03.01	Interest	800,240	714,901
7.08.03.02	Rentals	414,839	368,859
7.08.04	Earnings - Owned Capital	1,086,076	1,006,640
7.08.04.03	Retained Earnings (Losses)	1,086,076	1,006,640

Earnings Release

TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the Third Quarter of 2014

BM&FBOVESPA* (lot = 1 share) TIMP3: R$ 13.45 NYSE* (1 ADR = 5 ON shares) TSU: US$26.52 (*) closing prices of November 4th, 2014

Rio de Janeiro, November 4th, 2014 – TIM Participações S.A. (BOVESPA: TIMP3; and NYSE: TSU), the company which controls directly TIM Celular S.A. and Intelig Telecomunicações Ltda., announces its results for the third quarter of 2014. TIM Participações S.A. (“TIM Participações” or “TIM”) provides telecommunication services with a nationwide presence in Brazil.

The following financial and operating consolidated information, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the third quarter of 2013 (3Q13) and second quarter of 2014 (2Q14), except when otherwise indicated.

Investor Relations Contacts ri@timbrasil.com.br Twitter: @TIM ri www.tim.com.br/ir (+55 21) 4109-3360 / 4109-4017 / 4109-3751 / 4109-3446 TIM IR App:

Operational Highlights

•

Data users grew 32% YoY and reached 43% of total base, with 3G users at 31.4 mln in July/14 (+68% YoY);

•

Postpaid customer base mix stood at 16.4% in August/14, up from 16.1% in 3Q13;

•

Bad debt under control at 0.8% of gross revenues;

•

Network infrastructure improvements, with Mobile BroadBand plan reaching 81 cities and becoming top 1 operator in number of 4G cell sites in state capital cities;

•

Live TIM customer base reached ~120k users, adding 24.4k clients in 3Q14, and reaching 31% of net share in São Paulo and Rio de Janeiro. Addressable households reached ~1.4 mln homes;

Financial Highlights

•

Net revenues of “business generated” (outgoing+VAS) grew by 5% YoY in 3Q14.

•

Gross data revenues accelerated to 23% YoY, reaching R$1.68 bln, or 29% of mobile gross service revenues;

•

Significant improvements on fixed business performance;

•

Strong cost control with total opex reduced by 8% YoY;

•

Solid EBITDA growth of 6% YoY, reaching R$1.33 bln. EBITDA margin came at 27.4% and Service margin (ex-handset) at 34.1%;

•

Net Income in 3Q14 totaled R$348 mln, an increase of 10.6% YoY.

MESSAGE FROM CEO

Dear Shareholders and Analysts,

As we close the third quarter, our view on the major change towards data services in our business follows its confirmation path and continues to evolve in a very solid pace. With that key strategic direction in mind, we remained focused on the execution of our main priorities, and not only were able to again observe great progress in the development of our infrastructure and data related offers and results, but were also successful in securing our position in the future of mobile broadband by winning one of the 700MHz 4G Spectrum Licenses auctioned by Anatel last September.

Additionally to that, we were also pleased to obtain significant progress in our fixed business results, with Live TIM overcoming 120 thousand subscribers and nearly 1.4 million homes passed while being recognized as Brazil's best broadband service, and TIM Soluções Corporativas returning to sales and EBITDA growth and integrating fixed and mobile solutions in our business portfolio.

Infrastructure

All of the effort has been concentrated to make sure that our strategic priority “Network and Quality” evolves as planned. The Mobile Broadband Plan continues to be expanded and has reached 81 cities or over 36% of urban population; the use of 900Mhz spectrum in Sao Paulo has been crucial for our significant quality improvement. The Network team continues to be reinforced, and with it the deployment of new cell sites and core infrastructure. With that, all of our quality metrics remain in constant improvement and at or above all of the market averages.

4G Auction

TIM assured its solid position as one of the main players in the future of mobile data in Brazil by acquiring the much awaited LTE spectrum on 700MHz in the recent Anatel auction. We were successful in acquiring our spectrum block of choice at very close to the minimum price of R$1.9 billion, and given its characteristics such as technical efficiency, it will be used to expand our already very successful position in 4G as data keeps advancing to secure our long term growth and sustainability.

Continued Offer Innovation

Our portfolio also successfully followed its transformation path in Q3, with a major change on our pre-paid offer through the introduction of Infinity Day as our default voice platform, as well as the successful growth of Infinity Turbo 7, which brought the convenience of  Voice + Internet + SMS in a weekly top up charge. Our new ‘Controle’ data offers also started to gain traction, and VAS services remain a key contributor for growth.

Third Quarter Highlights

As expected, Q3 incoming revenues were impacted by the continued effect of MTR (Mobile Termination Rate) reductions and also by the SMS decline observed for the industry as a whole. However, all of the key indicators of our long term business performance remained very healthy, with outgoing revenues (or ‘business generated’) presenting solid growth, driven in particular by data services, which posted excellent evolution on all fronts: customer base growth, data and VAS usage and smartphone penetration in our base. Another positive highlight in the quarter was the relentless attention to efficiency and cost control which helped EBITDA margin to increase 282 basis points from 3Q13, delivering an impressive 6.4% YoY EBITDA growth.

Conclusions & Perspectives

In conclusion, our third quarter demonstrated again the resilient performance of our business strategy, with solid results fueled by data services and an efficient operation even in face of a more challenging revenue growth scenario while we transition through a revenue profile transformation.

As we prepare to close the year, our attention remains focused on our long term strategy in search of broadband and digital services leadership, based on a robust infrastructure, an evolving portfolio and a very efficient operation. As part of this process, we have recently redefined our Mission Statement, which is now "To connect and take care of every customer, so everyone can do more", and based on it we are setting our three year plan for the period 2015-2017. We expect the continuation of a very successful journey, and believe we have all of the required levers to achieve it.

Rodrigo Abreu

CEO

MARKETING PROGRESS

Leveraging on innovation: Pay per Day Offer Concept

In Q3, TIM launched TIM Day voice offer, which consists in one token for all day usage within TIM network (local and LD). The offer provides up to 300 minutes of use for R$0.75 per day. The offer is structured to charge for the first call and leave the whole day usage without additional charge. If a client exceed the 300 minutes cap, he/she will be charged R$0.25 per unlimited call within the Infinity plan mechanics.

TIM Turbo 7: Pre-paid weekly package

Launched in the end of 2Q14, Infinity Turbo 7 has been showing good traction, with overall top-up increasing and encouraging ARPU improvement.

Some price repositioning: Signal of rationality

Aiming a price re-alignment, TIM upgraded its daily data plan for pre-paid users (10MB+SMS), from R$0.75/day to R$0.99/day. As a secondary data offer, clients may continue to use on a separate basis data or SMS, paying R$0.75 (repriced from R$ 0.60 at the beginning of November) day for each service.

Boosting Data Usage for pre-paid: adding more value to TIM clients

This quarter, TIM continued to develop innovative products to incentivize data usage. On August, the Company announced a partnership with one of the most recognized language school chains in Brazil (Wizard). The service is offered in three different plans where users will be able to (i) access the material through SMS or mobile website paying R$1.99 per week; (ii) additionally have access to voice content by R$2.99 per week, and (iii) access the TIM Wizard app which combines all contents plus learning games by R$3.99 per week.

On July, TIM launched new plans for Machine-to-Machine (M2M) business, offering both 3G and 4G technologies to meet demand of more specific markets. The new plans offer capacities that range from 20MB to 2.5GB per access, taking the opportunity of the new government decision to reduce Fistel taxes for M2M segment.

Handsets

This quarter, TIM started to sell three new smartphones, the second generation of Moto X and Moto G from Motorola and the G3 from LG. With prices ranging from R$729 to R$1,499 these handsets feature 5’’ or higher touch screens, up to 13MP cameras and 16GB internal memory. At the time of the purchase, clients are being incentivized to buy the handsets contracting the Liberty+200 (R$129.90) plan plus the data package of 1GB (R$49.90) to keep boosting data usage. This is also in line with the Company’s strategy to enable its customer base for data access, especially for the use of 4G technology, which is compatible with both LG G3 and the second generation of Moto X. All devices sold by TIM are unlocked and can be paid in 12 installments using a credit card.

FIXED BROADBAND: LIVE TIM

Marketing Update: New fixed ultra broadband plan at 70Mbps

Live TIM launched a new fixed ultra broadband plan, offering 70Mbps speed for download and 30Mbps for upload. The plan cost R$119.90 per month and includes a free of charge modem with Wi-Fi router. Without any loyalty clauses, membership fee or installation costs, the plan further expands Live TIM portfolio speeds, which already includes 35Mbps (R$69/month), 50Mbps (R$89/month) and 1Gbps (R$1,499/month) speeds. Services are available at the cities of São Paulo, Rio de Janeiro, Duque de Caxias and Nova Iguaçu.

Operation Update: Net adds speed-up

Live TIM finished the third quarter of 2014 with almost 120 thousand users, adding 24.4 thousand new clients, with most of our customers in the 35Mbps offer. Additionally, the 70Mbps offer launched in July, already accounts for 1% of all Live TIM customers. Speeds are guaranteed at rate of 80% of contract speed and current average speed is at 39.7Mbps per connection, way above market average of 2.6Mbps. It’s worth mentioning that the good results achieved are based, mainly, on the quality of the service, which reflects customer’s satisfaction level as above market’s average.

At the end of the 3Q14, Live TIM had approximately 15.6 thousand buildings connected (vs. 7.7 thousand in 3Q13), pointing to an addressable market of over 1.3 million clients in São Paulo and Rio de Janeiro. Prospect clients registered in Live TIM´s website reached more than 776k (vs. 400k in 3Q13).

OPERATIONAL PERFORMANCE

BRAZILIAN MARKET OVERVIEW

Brazilian mobile market reached 277.41 million lines in August 2014, representing a yearly growth of 3.3%, while penetration rate stood at 136.7%, up from 135.5% in the same month last year. The reduction in pace for subscriber growth is a result of: i) already high penetrated market, people using multiple SIM-cards and ii) a less dynamic economic environment. Nonetheless, the mobile market growth is still supported by machine-to-machine business and migration from prepaid to postpaid segment.

Considering the most recent data available for 3Q14 (July and August), overall market net additions totaled 1.7 million lines, down by 37% when compared to the same period last year, due to a deceleration in July 2014 as a result of the World Cup. Postpaid and prepaid segment performance follows bellow:

•

Postpaid segment reached 64.6 million lines in August (+14.8% versus Aug/13).

•

Prepaid segment reached 212.9 million lines (+0.3% YoY), accounting for 76.7% of total Brazilian market.

TIM’s PERFORMANCE

TIM’s subscriber base ended August 2014 with 74.7 million lines, 2.4% up compared with the same period last year. Market share posted a timid reduction reaching 26.93% (vs. 27.17% a year ago).

Regarding disclosure by technology, in July/14 (most recent data available) TIM total subscriber base with 3G devices reached 31.4 million users, a 67.9% increase against the same period last year. Market share in 3G reached 25.61% (vs. 25.37% in July/13).

As for the 4G subscriber base, TIM reached an important milestone of 1.1 million users in July/14, posting a net add of 111k users MoM, an increase of 11.2% over June/14. It’s also important to highlight that TIM posted market share expansion reaching 29.96% in July/14 vs. 25.73% in the same period of last year. An evidence that the Company’s strategy on 4G is paying off.

As for gross additions, in July+August TIM registered 6.7 million of new lines, down by 3.5% when compared to the same period last year. Disconnections amounted 6.2 million lines in the period, a decrease of 0.3% YoY when compared to the same period of last year. As a result, net additions totaled 501.6k (vs. 729.1k on the same period of last year), following our austere disconnection policy.

In August/14, postpaid customer base reached 12.3 million users, a 4.4% growth over the same period last year (vs. 13.4% in Aug/13). In the first two months of the quarter, TIM showed net adds of 29k users in Postpaid segment (vs. 357k net adds in the same period last year). Disclosure by technology will be shown as of July/14, the most recent data available by Anatel.

•

Voice and data (smartphones) postpaid users reached 11.0 million (+5.6% YoY)

•

Machine-to-machine business reached 1.3 million accesses (+5.1% YoY)

•

Mobile broadband (modems and tablets) reached 572 thousand accesses (-21.7% YoY)

As for the prepaid segment, in August/14, TIM reached 62.4 million users, up 2.1% YoY, with “Infinity Pré” accounting for 60.3 million users or 96.2% of the prepaid customer base. TIM continues to lead the prepaid market in Brazil, due its innovative pioneering position and transparent concepts.

QUALITY AND NETWORK

QUALITTY DEVELOPMENTS

As for network quality KPI’s, we will be showing this quarter voice and data indicators disclosed by Anatel until April/14, being the figures for 3Q14 internal estimates. All metrics shown below stood within the agency’s target, with relevant quality improvements in the Drop Data Connection (3G) indicator in 3Q14e when compared to 3Q13.

As for caring quality indicators, TIM’s group (mobile and fixed) kept the position of being the least claimed at the consumer’s protection agencies (PROCON - SINDEC1), with a volume of complaints 74% lower than the most demanded peer.

In the third quarter of 2014, TIM continued moving forward its Quality Plan, with a cut-edge quality approach, which remains on track to arrive in 600 cities by the year end. It has already showed improvements on the network quality indicators, accompanied by a revision and development of customer care processes. These initiatives resulted in a significant reduction of 11% on monthly average network complaints at Anatel (network repair + call completion) in 3Q14 when compared to the same average of 3Q13.

NETWORK EVOLUTION

As for network evolution, more than 1.8k TRXs (elements for voice), coupled with close to 133k data channel elements and 1.5k km of optical fiber were implemented. These elements implementation along with other network improvements – such as sites densification, WiFi and small cell expansion, backhauling infrastructure development, cell-site fine tuning and others – are allowing the Company to keep improving its network quality.

The Wi-Fi project is at a good pace. TIM added 46 new hotspots in the third quarter of 2014, mainly in São Paulo state. Also, TIM Wi-Fi is now available in 22 airports of 13 states.

The Mobile BroadBand (MBB) plan reached 83 cities in 3Q14, adding 17 cities compared to the 2Q14. The average throughput gain for the cities that have completed the MBB is remarkable, proving the efficiency approach used by the project, tackling Access (HSPA+ and dual carrier), Transport (backhaul and backbone using FTTS and high capacity microwave links), and IP-Core (caching, peering and transit).

The FTTS project, which is one of the pillars of the MBB Plan, has added more 31 cities in the implementation roll out for this year.

GSM coverage totaled 94.9% of the urban population in the third quarter of 2014, serving 3,432 cities. 3G coverage reached 73 new cities in 3Q14, serving 1,248 cities or 79.1% of the urban population in Brazil (versus 78.8% in 3Q13). TIM performed an excellent implementation plan in the third quarter of 2014 and will keep the pace to increase the 3G coverage in 2014’s remaining quarter. As for the 4G, TIM already covers 35.6% of the Brazilian urban population, stable when compared to the 2Q14.

700 MHz AUCTION

Last September TIM acquired the “Block 2” of 700Mhz spectrum for LTE. It is important to notice that the strategy adopted was successful, paying a price close to minimum bid (1% premium), and guaranteeing its presence in the sector’s future evolution. Investment on the auction will reach up to approximately R$ 2.9 billion, including clean-up cost.

It is worth mentioning that the 700 MHz spectrum is much more efficient than the 2,500 MHz, band that is currently being used for the 4G service. Additionally, the “Block 2”, which TIM has acquired, shows potential for economy of scale regarding equipment, relying also on the synergy of the APT blocks and European digital dividend.

CORPORATE SOCIAL RESPONSIBILITY

This quarter, “Instituto TIM” (TIM Institute) partnered with the “Círculo de Matemática do Brasil” project (“The Math Circle”) to develop a learning program on the public schools of Rio de Janeiro. The project is designed by professors Bob and Ellen Kaplan from Harvard University and aims to stimulate learning of mathematics on students from seven to nine years old in a playful and interactive manner. Covering  approximately 60 public schools throughout Brazil and more than 7 thousand students benefited, the project is being brought to Rio de Janeiro by “Instituto TIM” in partnership with the city’s Municipal Education Secretary, which estimates that the initiative could reach up to 750 students in its first wave.

TIM was recognized by its commitment with the society and climate changes, being awarded the gold seal from GHG Protocol – the Center of Sustainability Studies program from FGV (Fundação Getúlio Vargas) Institute – for the third consecutive year. The program seeks to encourage companies to publish their emission inventories of greenhouse gas (GHG) through technical and institutional capacity building, awarding a gold seal to companies that publish their full emissions report audited by an independent third party.

FINANCIAL PERFORMANCE

OPERATING REVENUES

Total gross revenues in the quarter reached R$7,228 million (-4.1% YoY), driven by a strong impact from MTR cut and SMS (interconnection revenues fell -34.1% YoY). However, ‘business generated’ performance (outgoing voice + data usage) came at +2.1% YoY.

Gross revenues breakdown and other highlights in 3Q14 are presented as follows:

Mobile usage and monthly fee gross revenues reached R$2,738 million, -5.1% YoY and impacted by the macroeconomic environment and the migration from voice to data use.

Value Added Services (VAS) gross revenues totaled R$1,677 million, again a solid double digit growth of 23.1% YoY, showing an acceleration versus first and second quarter of 2014, +20.4% and +22.4% YoY, respectively. Strong adoption of new data plans and successful launch of new VAS offers were the drivers for such performance. Data users have reached 43% of our total base (vs. 33% in 3Q13).

As percentage of mobile gross service revenues, VAS reached 29% in 3Q14 vs. 23% in 3Q13.

Long distance gross revenues came at R$761 million in 3Q14, a drop of 8.6% YoY, mainly due to the LD traffic reduction to fixed destination.

Interconnection gross revenues in 3Q14 dropped 34.1% YoY to R$606 million due to the impact of MTR cut and reduction of incoming SMS revenue.

Fixed business gross revenues, including Intelig, totaled R$232 million (-9.7 YoY), showing a strong reduction in pace from previous quarters (-24.6% YoY in Q1 and -22.3% YoY in Q2). This result is mainly due to Intelig restructuring process, as well as Live TIM broadband gaining importance in the fixed revenue segment.

Product sales gross revenue declined by 6.6% YoY, reaching R$1,147 million in this quarter. This performance is mainly explained by a macroeconomic environment. The number of devices sold in the quarter was broadly stable year-over-year to 3.2 million of devices.

Total net revenues reached R$4,853 million in 3Q14, a drop of 4.5% on a year-over-year basis. Total net services revenues came at R$4,045 million in 3Q14 and -3.8% YoY. For a better understanding of business operational performance, excluding MTR cuts effects, total net services revenues would have increased +0.4%, totaling R$4,225 million.

Despite the MTR impact on total net services revenues, as shown below, the relevance of this regulatory measure have been decreasing significantly, achieving its lowest level, at approximately 12%.

ARPU (average revenue per user) reached R$17.4 in 3Q14, down -6.3% YoY, largely impacted by MTR cut aforesaid. The “business generated” performance partially off-set the MTR cut and ARPU ex-MTR would have fallen 2,0% YoY. MOU (minutes of use) reached 136 minutes in this quarter, down -9.5% YoY when compared to 3Q13. Mainly due to the reduction on LD traffic.

OPERATING COST AND EXPENSES

In 3Q14, operating costs and expenses totaled R$3,521 million, a decrease of 8.1% YoY, mostly explained by a strong performance of network & interconnection costs (-20.7% YoY).

Operating expenses breakdown in 3Q14 is presented as follows:

Personnel expenses reached R$249 million in 2Q14, a growth of 17.5% when compared to the same period last year, driven mainly by the increase of 700 people or +6% versus a year ago. Total number of employees reached 12.522 people in the 3Q14. Network expansion and insource program, together with owned stores growth (from 142 in 3Q13 to 166 stores in 3Q14) were the main source of hiring in the period. Also, the Company adjusted salaries near to inflation on top of others benefits adjustments.

Selling & Marketing expenses amounted to R$1,023 million in 3Q14, a decrease of 1.2% versus the same period last year, due to less expenditures on commissioning, shipping customer’s bills and handset distribution cost. These effects more than compensated higher advertising cost in the period.

Network & Interconnection costs reached R$1,065 million in 3Q14, a sound saving of 20.7% on a yearly comparison, driven mostly by MTR, voice/SMS off-net traffic reduction and leased lines’ costs reduction. Total voice traffic came lower by 7.2% YoY while total bytes of use rose 40% when comparing August-2013 to August-2014, following data plans performance.

General & Administrative expenses (G&A) amounted to R$167 million in 3Q14, an increase of 7.4% YoY, mainly due to expenses on legal advisor services related to the tower sale process and higher nondeductible fines.

Cost of Goods Sold reached R$854 million in 3Q14, a decrease of 5.9% versus the same period of last year due to the lower unitary cost and stable volume of handsets sold.

Bad Debt expenses increased 4.6% YoY in 3Q14 to R$58 million. However TIM kept the benchmark performance, despite an improvement in the postpaid mix from 16.1% in August/13 to 16.4% in August/14. Bad debt expenses as a percentage of gross revenues stood at 0.80% (vs. 1.08% in 2Q14).

Other operational expenses reached R$104 million in 3Q14, a decrease of 14.0% vs. 3Q13 mainly due to lower costs of mobile tax FUST/FUNTTEL in the quarter and reduction with provisions for contingencies.

Subscriber Acquisition Costs (where SAC = subsidy + commissioning + total advertising expenses) came at R$31.1 in 3Q14, an increase of 11.8% YoY due to an increase in advertising and promotions. SAC/ARPU ratio (indicating the payback per customer) reached 1.8x, an increase versus 1.5x vs. the same period of 2013.

EBITDA

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) totaled R$3,980 million in 9M14, an increase of 7.3% when compared to R$3,708 million in the same period last of year. In 3Q14, EBITDA reached R$1,332 million, 6.4% higher than 3Q13. Improving EBITDA performance has been supported by a better contribution margin2 (+5% YoY) as value added services continue to play a key role, along with a lower off-net traffic cost for voice and SMS and savings on network cost.

EBITDA margin also showed once again a significant improvement of 262bps in 9M14, reaching 27.8% vs. 25.2% in 9M13. As for the quarter analysis, EBITDA margin came at 27.4%, up from 24.6% in 3Q13.

EBITDA margin on services (excluding handset revenues and costs) came at 33.9% in 9M14, up by 309bps when compared to 30.8% in 9M13. In 3Q14, EBITDA margin on services reached 34.1%, up by 358bps when compared to the same period last year, 30.5%.

Excluding MTR cut impact, EBITDA would have been R$1,441 million in 3Q14, representing a 15.1% yearly growth. It is also important to highlight that EBITDA exposure to the MTR revenues have been constantly dropping achieving on this quarter the lowest level, at close to 18% of the EBITDA.

EBIT

EBIT (earnings before interest and taxes) totaled R$1,730 million in 9M14, up 4.0% when compared to 9M13 and with EBIT margin at 12.1% (vs. 11.3% in 9M13). In the 3Q14 analysis, EBIT reached R$569 million, +2.0% YoY, with EBIT margin at 11.7% vs. 11.0% in 3Q13.

Depreciation and Amortization totaled R$2,250 million in 9M14, up 10.0% YoY versus the same period of 2013. As for the 3Q14, depreciation and amortization amounted R$763 million and 9.9% higher than 3Q13.

NET FINANCIAL RESULT

Net financial result came at -R$183 million in 9M14, a reduction of 9.6% vs. -R$202 million in 9M13. In 3Q14, net financial result came at -R$74 million or -17.6% YoY due to higher Financial Revenues (R$192 million, +55.8% YoY), largely impacted by higher interest on cash position. This performance more than offsetted higher Financial Expenses (R$267 million, +27.8% YoY), as a consequence of an increase in monetary adjustments and interest on loans. It is also important to point out that average cash yield reached 10.95% (compared to 8.41% in 3Q13) and that the average cost of debt totaled 9.46% in 3Q14 compared to 7.91% in 3Q13.

INCOME AND SOCIAL CONTRIBUTION TAXES

Income and Social Contribution taxes came at R$461 million in 9M14, fairly stable when compared to R$454 million in 9M13. Considering only 3Q14 results, Income Tax came at R$147 million and 4.0% lower than 3Q13. Effective tax rate dropped 302bps to 29.6% in 3Q14 (vs. 32.6% in 3Q13). In 9M14, effective tax rate stood at 29.8%, a decrease of 129bps versus same period of last year.

NET INCOME

Net Income totaled R$1,086 million in 9M14, a solid increase of 7.9% versus R$1,007 million in 9M13. In the 3Q14, net income totaled R$348 million (+10.6% YoY), with EPS (Earnings per Share) at R$0.14 in 3Q14 (vs. R$0.13 in the same period last year).

CAPEX

Investments totaled R$2,617 million in the nine months of 2014, a decrease of 5.5% versus the same period of last year. As for the 3Q14, Capex totaled R$960 million, down by 18.3% compared to 3Q13. The yearly decrease is explained by different implementation rollouts and the anticipation of investments in 2013 due to the World Cup.

It’s worth highlighting that more than 94% of the total Capex has been dedicated to infrastructure, confirming the commitment to improve availability and quality of services.

DEBT, CASH AND FREE CASH FLOW

Gross Debt reached R$6,219 million in 3Q14, including the first disbursement in 2Q14 of R$1,749 million by BNDES to help financing CAPEX 2014-15. Excluding this effect, gross debt would decrease 6.5% when compared to the R$4,781 million by the end of 3Q13.

Company's debt is concentrated in long-term contracts (82% of the total) composed mainly by financing from BNDES (Brazilian Economic and Social Development Bank) and EIB (European Investment Bank), as well as borrowings from other top local and international financial institutions.

Approximately 29% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. The average cost of debt totaled 9.46% in 3Q14 compared to 7.91% in 3Q13 due to an increase of interest rate. Nevertheless, this increase in cost was more than offsetted by the rise of cash yield in the same period, as described below.

Cash and Cash equivalents totaled R$5,428 million by the end of 3Q14, an increase of 63% when compared to 3Q13 due to the first disbursement from BNDES aforesaid. Excluding this effect, cash and cash equivalents would be up by 10.3% vs. 3Q13. Average cash yield reached 10.95% (compared to 8.41% in 3Q13).

Considering those movements, net debt improved from R$1,446 mln in 3Q13 to R$791 mln in 3Q14. Considering also the last 12 months EBITDA, net debt/ebitda ratio stood at 0.14x.

As for the Operating Free Cash Flow in 9M14, it came positive at R$275 million, compared to a negative R$163 million in 9M13. In 3Q14, OFCF reached R$884 million, representing a yearly drop of 16.9%, mainly driven by a decrease in accounts payable due to higher supplier payments.

Net Cash Flow in 9M14 totaled -R$1,212 million an increase of 24% compared to same period of last year. In the third quarter of 2014, it came at positive R$240 million, a decrease from the R$538 million in 3Q13.

Excluding the leasing effect from the backbone project in Amazonas (known as LT Amazonas), Operating Free Cash Flow would be at R$93 million in 9M14 and Net Cash Flow would totaled -R$1,402 million.

STOCK PERFORMANCE

TIM Participações's common stocks are traded on BM&FBOVESPA under the ticker TIMP3 and ADRs are traded on NYSE under the ticker TSU.

TIMP3 ended 3Q14 at R$12.89, up by 4.5% when compared to the end of 2013 versus an appreciation of 5.1% in the Bovespa Index (Ibovespa) in the same period. The Company's ADRs closed Q3 at US$26.20, a decrease of 0.2% over the end of 2013,.

OWNERSHIP BREAKDOWN

ABOUT TIM PARTICIPAçõES S.A.

TIM Participações S.A. is a holding Company that provides telecommunication services all across Brazil through its subsidiaries, TIM Celular S.A. and Intelig Telecomunicações LTDA. TIM Participações is a subsidiary of TIM Brasil Serviços e Participações S.A., a Telecom Italia group Company. TIM launched its operations in Brazil in 1998 and consolidated its nationwide footprint in 2002, thus becoming the first wireless operator to be present in all of Brazilians states.

TIM provides mobile, fixed and long distance telephony as well as data transmission services, with the focus always on the quality of the services offered to clients. Today, TIM has a nationwide reach of approximately 96% of the urban population, with presence in 3,432 cities. TIM also provides extensive data coverage services in the country, based on a Third Generation (3G) network serving 79% of the country’s urban population, in addition to a fast growing,state of the art Fourth Generation (4G) network. The Company has 450 network agreements available for international roaming of TIM clients in more than 200 countries across six continents.

The TIM brand is strongly associated with innovation and quality. During its presence in the country, it has become the pioneer in a diversity of products and services, such as MMS and Blackberry in Brazil. Continuing this trend, it renewed its portfolio in 2009 to position itself as the operator that devises “Plans and Promotions that Revolutionize”. It launched two families of plans – ‘Infinity’ and ‘Liberty’. The new portfolio is based on an innovative concept, with a great deal of incentive to use (billing by call, billing by day, unlimited use) and constantly explores the concept of TIM community, with 74.7 million lines in Brazil. This innovation continued with the introduction of pre-paid data plans, Liberty Controle plans and several Value Added Service offers in content and appications, such as TIMmusic and TIMprotect.

    Consolidated company with a nationwide footprint since 2002
    Network: excellent coverage and quality in 2G, 3G and 4G
    Innovative offers: new concepts leveraging TIM community
    Brand: associated to innovation
    Sustainability: Maintained in ISE index for 2014/2015
    Is listed in Novo Mercado since August 2011

  In December 2009, the Company concluded the merger of 100% of Intelig, which provides fixed, long distance and data transmission services in Brazil. This merger supports the expansion of TIM´s infrastructure, a combination that allows to speed up the development of the 3G and 4G networks, to optimize the cost of renting facilities, and also to improve our competitive positioning in the telecom market.

  In accordance with our commercial strategy of expansion of activities and strengthening of the Company’s infrastructure, its wholly-owned subsidiary TIM Celular acquired TIM Fiber RJ and SP, both merged into TIM Celular in 2012. Both Companies are providers of infrastructure and solutions to high performance communications, which serve the main municipalities of the metropolitan areas of the States of Rio de Janeiro and São Paulo, encompassing a potential market of approximately 8.5 million homes and more than 550 thousand companies in 21 cities, through an optical fiber network of 5.5 thousand kilometers, which today supports the fast expansion of our Mobile Broadband infrastructure in those two cities, in addition to the vast construction of our own fiber network in all of the key cities in Brazil as we expand our Mobile Broadband offers. In September 2014, TIM has also become one of the winners of the most recent 4G spectrum auction carried out by Anatel for the 700MHz frequency band, securing its future as a key player in mobile data in the country.

  TIM Participações is a publicly-held Company, whose share are listed on the São Paulo Stock Exchange (BM&FBOVESPA) and ADRs (American Depositary Receipts) are listed on the New York Stock Exchange (NYSE). TIM is also included in a selective group of companies of the Corporate Sustainability Index (ISE) and the only telecom Company in Novo Mercado segment of BM&FBOVESPA.

  DISCLAIMER

  This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

  ATTACHMENTS

  Attachment 1:

   Balance Sheet

  Attachment 2: Income Statements

  Attachment 3:

   Cash Flow Statements

  Attachment 4:

   Operational Indicators

  The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: www.tim.com.br/ir.

  Attachment 1

  TIM PARTICIPAÇÕES S.A.

  Operational Indicators

  (A free translation of the original in Portuguese)

  TIM Participações S.A. and
  TIM Participações S.A. and Subsidiaries

  Notes to quarterly information
  At September 30, 2014

  (In thousands of Reais, unless otherwise indicated)

  1.

  Operations

  TIM Participações S.A. (“TIM Participações” or “Company” or “Group”) is a publicly-held corporation based in the city of Rio de Janeiro and is a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and holds 66.61% as of September 30, 2014 (66.68% as of   December 31, 2013) of the capital of TIM Participações. The Company’s main purpose is to control companies providing telecommunications services, including personal mobile telephones in their areas of concession and/or licenses. The services provided by TIM Participações’ subsidiaries are regulated by the Agência Nacional de Telecomunicações (“Anatel”).

  The Company’s shares are traded on the BM&F/Bovespa. Additionally, TIM Participações trades its Level II American Depositary Receipts (ADRs) on the New York Stock Exchange. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and the U.S. Securities and Exchange Commission (“SEC”). In accordance with good market practice, TIM Participações adopts the practice of simultaneously releasing its financial information in Reais in both markets, in Portuguese and English.

  Direct subsidiaries

  (a)

  TIM Celular S.A. (“TIM Celular”)

  The Company holds 100% of TIM Celular. This subsidiary provides Landline Telephone Services (“STFC”) - Domestic Long Distance and International Long Distance voice services; Personal Mobile Service (“SMP”); and Multimedia Communication Service (“SCM”) in all Brazilian states and in the Federal District.

  (b)

  Intelig Telecomunicações Ltda. (“Intelig”)

  The Company also holds 100% of Intelig’s shares. This company provides STFC in local mode and SCM services in all Brazilian states and in the Federal District (DF).

  2.

  Licenses for the use of radio frequencies

  Licenses to use radio frequencies for SMP services are for a fixed period and in most cases may be renewed for a further 15 years. Licenses held by the subsidiary TIM Celular as of September 30, 2014, as well as their expiration dates, are shown in the table below. The cost of extension of the right of use is included in the Instrument of Licenses for Radiofrequencies and consists of biannual payment to the Granting Authority of the amount equal to 2% of the net revenues recorded in the year that ends each biannual period. The payment considers only the net revenues directly related to the regions covered by each renewed license. As of September 30, 2014, the Company had accounts payable related to the licenses renewal of R$104,161.

  (A free translation of the original in Portuguese)

  TIM Participações S.A. and
  TIM Participações S.A. and Subsidiaries

  Notes to quarterly information
  At September 30, 2014

  (In thousands of Reais, unless otherwise indicated)

Maturity Date

Concession areas	450 MHz	800MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz (Band V1 - 4G)	2500 MHz (Band P** - 4G)

Amapá, Roraima, Pará, Amazonas and Maranhão	-	Mar. 2016	Apr. 2023	Apr. 2023	Oct. 2027	AM - Sept. 2014**** PA - Feb. 2024***
Rio de Janeiro and Espírito Santo	Oct. 2027	Mar. 2016	ES - Apr. 2023	Apr. 2023	Oct. 2027	RJ - Feb. 2024***
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	PR - Oct. 2027	Mar. 2016	Apr. 2023	Apr. 2023	Oct. 2027	DF - Feb. 2024***
São Paulo	-	Mar. 2016	Countryside - Apr. 2023	Apr. 2023	Oct. 2027	-
Paraná (except municipalities of Londrina and Tamarana)	Oct. 2027	Sept. 2022*	Apr. 2023	Apr. 2023	Oct. 2027	Feb. 2024***
Santa Catarina	Oct. 2027	Sept. 2023*	Apr. 2023	Apr. 2023	Oct. 2027	-
Municipality and region of Pelotas in Rio Grande do Sul	-	Apr. 2024*	-	Apr. 2023	Oct. 2027	-
Pernambuco	-	May, 2024*	-	Apr. 2023	Oct. 2027	-
Ceará	-	Nov. 2023*	-	Apr. 2023	Oct. 2027	-
Paraíba	-	Dec. 2023*	-	Apr. 2023	Oct. 2027	-
Rio Grande do Norte	-	Dec. 2023*	-	Apr. 2023	Oct. 2027	-
Alagoas	-	Dec. 2023*	-	Apr. 2023	Oct. 2027	-
Piauí	-	Mar. 2024*	-	Apr. 2023	Oct. 2027	-
Minas Gerais (except municipalities of the PGO sector 3 for 3G radio frequencies and others)	-	Apr. 2028*	Apr. 2023	Apr. 2023	Oct. 2027	Feb. 2015
Bahia and Sergipe	-	Aug. 2027*	-	Apr. 2023	Oct. 2027	-
São Paulo (AR 11) – Secondary Use	-	Sept. 2015	-	-	-	-

  *Agreements already renewed for fifteen (15) years; therefore, they are not entitled to a new renewal period.

  ** It does not include the entire State, only certain areas of it.

  *** There is no Agreement renewal, as the band is currently in use. License acquired for the remaining years only.

  **** On September 23, 2014 TIM submitted a Request for Abdication from P Band in ANF 92.

  Regarding licenses held for provision of services for the 4th Generation of SMP (“4G”), on October 16, 2012, TIM Celular, together with the other winning bidders, signed the aforesaid Instrument of Authorization. The subsidiary paid the equivalent of 10% of the amount attributed to the Concession Instrument in the 4G Auction, disbursing R$36,478. The remaining 90% was settled on May 29, 2013, and although the levying of monetary correction on this last installment, amounting to R$24,586 and which to date has not been provided, due to a favorable opinion from the Office of the Federal Attorney General (Opinion n. 4814/2013), there is still no final decision from the Agency.

  Also on October 16, 2012, Intelig was authorized to use the 450MHz radio frequency, so as to meet the rural telephone commitments arising from – the 4G Auction.

  The terms of the STFC and SCM Licenses held by TIM Participações’ subsidiaries are undetermined.

  Through Act No. 4312, of March 31, 2014, Anatel granted to TIM Celular the right to use sub-bands of radio frequency from 912.5 MHz to 915 MHz and from 957.5 MHz to 960 MHz, on a secondary basis, for eighteen (18) months, restricted to the Provision Area corresponding to AR11 (Greater São Paulo), amounting to R$2,538.

  On September 30, 2014 TIM Celular took part in the 700 MHz band auction for the implementation of 4th Generation mobile telephony using LTE technology, and was awarded Lot 2 (10 MHz + 10 MHz) for 15 years, renewable for a similar period, in the amount of R$1,947 million. The months ahead will see the implementation of the procedures required for adjudicating the winning bidders, payment and execution of the Instruments of Authorization. The auction also included the obligation of reimbursement for handing back the bands occupied by radio transmission, to be shared among the winning bidders, with the company having to pay R$1,199 million. There were no impacts on this third quarter. The impact will only happen after the grant of licenses by Anatel.

  3.

  Basis for preparation and submission of quarterly information

  The significant accounting policies applied to the preparation of this quarterly information are described below. These policies were consistently applied in the periods presented, unless otherwise indicated.

  a.

  General preparation and disclosure criteria

  The quarterly information was prepared taking into account the historical cost as the base value for financial assets and liabilities (including derivative instruments) evaluated at fair value.

  The quarterly consolidated financial statements were prepared in accordance with CPC 21 / IAS 34 – “Interim Financial Statements”. Without divergences in the application of CPC 21 / IAS 34, the Company adopts accounting practices based on the Brazilian Corporate Law and Specific Rules issued by CVM and Anatel.

  The quarterly individual financial statements were prepared in accordance with CPC 21 and shown in conjunction with the quarterly consolidated financial statements. Investments in the subsidiaries are accounted for based on the equity method of accounting. The same adjustments also apply to the quarterly individual and consolidated financial statements so as to arrive at the same result and shareholders’ equity attributable to the shareholders of the parent company, TIM Brasil. The Brazilian accounting practices applicable to the quarterly individual financial statements differ from the IFRS applicable to the quarterly separate financial statements. The difference lies only in the measurement of investments using the equity method while, in accordance with the IFRS, this evaluation would be at cost or fair value.

  Assets and liabilities are reported according to their degree of liquidity and liability. They are reported as current when they are likely to be realized or settled over the next twelve months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income tax and social contribution balances, both assets and liabilities, which must always be recorded as non-current, in accordance with the provisions of pronouncement IAS 1 (CPC 26).

  The preparation of quarterly information requires the use of certain critical accounting estimates and the exercise of judgment by the Company’s Management in the process of applying the Group’s accounting policies. Those areas requiring a greater level of judgment and with greater complexity, as well as the areas in which assumptions and estimates are material for the quarterly consolidated and individual financial statements, are described in Note 5.

  The individual and consolidated interim financial reporting should be read with the annual consolidated financial statements of the year ended December 31, 2013.

  b. Comparability of quarterly information

  b.1

  Reclassification for better disclosure

  In the cash flows statement, the effects of yields on financial investments were reclassified from “operational activities” to “investment activities”, as it is yields on cash and cash equivalents.

  Statements of cash flows:

	Consolidated Period of nine months ended September 30, 2013
	Original	b.1	Reclassified
Operating activities
Income before income tax (IR) and social contribution (CSLL)	1,460,959	-	1,460,959

Adjustments to reconcile income to net cash from operating activities:
Depreciation and amortization	2,044,811	-	2,044,811
Residual value of property, plant and equipment and intangible assets written-off	9,526	-	9,526
Monetary adjustment of the provision for asset retirement obligations	4,256	-	4,256
Provision for administrative and legal proceedings	215,420	-	215,420
Monetary adjustment of judicial deposits and administrative and legal proceedings	45,305	-	45,305
Interest, monetary and exchange variations on borrowings and financings, other financial adjustments and leasing	307,703	-	307,703
Monetary adjustment of dividends	7,564	-	7,564
Interest on financial investments	(162,626)	162,626	-
Allowance for doubtful accounts	195,884	-	195,884
Stock options	2,387	-	2,387
	4,131,189	162,626	4,293,815
Decrease (increase) in operating assets
Trade accounts receivable	(373,584)	-	(373,584)
Taxes and contributions recoverable	(261,644)	-	(261,644)
Inventories	(127,004)	-	(127,004)
Prepaid expenses	(194,187)	-	(194,187)
Escrow deposits	150,917	-	150,917
Other assets	(69,571)	-	(69,571)

Increase (decrease) in operating liabilities
Labor obligations	78,848	-	78,848
Suppliers	(135,885)	-	(135,885)
Taxes, fees and contributions	(630,540)	-	(630,540)
Authorizations payable	(299,144)	-	(299,144)
Provision for administrative and legal proceedings	(204,126)	-	(204,126)
Other liabilities	(54,049)	-	(54,049)
Net cash from operating activities	2,011,220	162,626	2,173,846

Investment activities
Financial assets valued at fair value through profit or loss	158,024	(162,626)	(4,602)
Additions to property, plant and equipment and intangible assets	(2,516,328)	-	(2,516,328)
Asset retirement obligations	(2,364)	-	(2,364)
Net cash used in investment activities	(2,360,668)	(162,626)	(2,523,294)

Financing activities
New borrowings	1,053,324	-	1,053,324
Repayment of borrowings	(1,124,649)	-	(1,124,649)
Derivative transactions	62,163	-	62,163
Reimbursement to shareholders – combination o shares TIM Fiber RJ S.A.	(24)	-	(24)
Dividends paid	(735,809)	-	(735,809)
Net cash used in financing activities	(744,995)	-	(744,995)

Decrease in cash and cash equivalents	(1,094,443)	-	(1,094,443)

Cash and cash equivalents at the beginning of the year	4,429,780	-	4,429,780
Cash and cash equivalents at the end of the year	3,335,337	-	3,335,337

  c.

  Approval of the quarterly information

  This quarterly information was approved by the Board of Directors of the Company on November 4, 2014.

  4.

  Summary of significant accounting practices

  The following accounting practices are adopted in preparing the parent company’s quarterly information (BR GAAP) and for the consolidated accounts (BR GAAP and IFRS).

  a.

  Functional currency and presentation currency

  The presentation currency for the quarterly information is the Real (R$), which is also the functional currency for all the companies consolidated in this quarterly information.

  Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Except for assets and liabilities recorded at fair value, monetary items in foreign currency are converted into Reais at the exchange rate on the date of the balance sheet as informed by the Central Bank of Brazil. Exchange gains and losses linked to these items are recorded in the statements of income.

  b.

  Consolidation procedures

  Subsidiaries are all entities (including structured entities) in which the Group holds the control. The Group controls an entity when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The consolidation is interrupted from the date that the Group loses the control over that entity.

  (A free translation of the original in Portuguese)

  TIM Participações S.A. and
  TIM Participações S.A. and Subsidiaries

  Notes to quarterly information
  At September 30, 2014

  (In thousands of Reais, unless otherwise indicated)

  The following companies are consolidated in the quarterly information:

		Interest
Corporate Name	Status	2014	2013
TIM Celular S.A.	Direct subsidiary	100%	100%
Intelig Telecomunicações Ltda.	Direct subsidiary	100%	100%

  We use purchase accounting to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of assets offered, equity instruments (e.g., shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of acquisition cost over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as a receipt.

  Transactions between Group companies, as well as balances and unrealized gains and losses in these transactions, are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The base date of the financial information used in the consolidation is the same for all Group companies.

  c.

  Segment information

  Operating segments are the entity’s components that develop business activities from which revenues can be obtained and expenses incurred. Their operating results are regularly reviewed by the entity’s chief operating decision maker, in order to make decisions on the allocation of resources to each individual segment and to assess their performance. For an operating segment to exist, it must have separate financial information available.

  The Company’s chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

  The Group’s strategy is to maximize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular service line. All decisions on strategic, financial, purchasing, investment and fund investment planning are made on a consolidated basis .. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

  d.

  Cash and cash equivalents

  Cash and cash equivalents include cash, bank deposits and other short-term high liquidity investments, with an insignificant risk of change in value. The withdrawals can be done at any time without risk of losing the income earned and these amounts are used to pay short term obligations of the Company.

  e.

  Financial assets and liabilities

  e ..1

  Financial assets

  e ..1.1

  Classification

  The Group classifies its financial assets in the following categories: (1) valued at fair value through profit or loss and (2) loans and receivables. On all dates shown in this quarterly information Management determines the classification of its financial assets at initial recognition.

  (a)

  Financial assets valued at fair value through profit or loss

  A financial asset is classified in this category if it was acquired primarily for sale in the short term. For this reason these assets are usually classified under current assets. However, where these assets are given in guarantee, or other restrictions exist on their short-term use, they may be classified as non-current assets.

  The derivatives held by the Company have also been classified in this category, given their nature. The Company does not have speculative derivatives and does not apply hedge accounting.

  (b)

  Loans and receivables

  These are non-derivative financial assets with fixed or determinable payments, and are not quoted in an active market. In the quarterly information they are classified as “accounts receivable”, “cash and cash equivalents” and “other assets”.

  e.1.2

  Recognition and measurement

  The regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. The transaction costs incurred in acquiring investments valued at fair value through profit or loss are charged to the income statement as expenses on the transaction date. After initial recognition, changes in the fair value are booked in income for the year as financial income and costs. Such assets are written off when the rights to receive cash flows from the asset have expired or when the Company has transferred substantially all risks and benefits of owning them.

  The fair values of investments with publicly quoted prices are based on their purchase price at each base date shown. If the market for a financial asset is not active, the Company establishes fair value by using valuation techniques. These techniques include the analysis of recent transactions with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flow models and option pricing models which make maximum use of information generated by the market and minimum use of possible information generated by Management.

  (A free translation of the original in Portuguese)

  TIM Participações S.A. and
  TIM Participações S.A. and Subsidiaries

  Notes to quarterly information
  At September 30, 2014

  (In thousands of Reais, unless otherwise indicated)

  e.1.3

  Offsetting financial instruments

  Financial assets and liabilities are reported at their net amount when there is a legal right and an intention to offset them on a net basis, or to realize the asset and liquidate the liability simultaneously.

  e.1.4

  Impairment of financial assets

  At the end of each reporting period the Company evaluates whether there is objective evidence of the impairment of its financial assets. An asset or group of financial assets is impaired and losses are recognized only if there is objective evidence of impairment. Such evidence would be the result of one or more events occurring after the initial recognition of the assets, and that loss event (or events) would have an impact on the estimated future cash flows of the financial asset (or group of financial assets) which can be reliably estimated.

  The criteria which the Company uses to determine whether there is objective evidence of impairment include verification as to real situations involving:

  •

  material financial difficulties of the issuer or borrower;

  •

  a breach of contract, such as default or late payment of interest or principal;

  •

  the Company, for economic or legal reasons relating to the financial difficulty of the borrower, provides a concession to the latter that a lender would not normally consider;

  •

  it is likely that the borrower will declare bankruptcy or other financial reorganization that generates losses for lenders;

  •

  the disappearance of an active market for that financial asset because of financial difficulties; and

  •

  observable data indicating that there has been a measurable reduction in the estimated future cash flows of a portfolio of financial assets, although the decrease cannot be identified by individual analysis of the individual financial assets in the portfolio. These data include:

  (i)

  adverse changes in the payment status of borrowers in the portfolio; and

  (ii)

  national or local economic conditions that correlate with defaults on assets in the portfolio.

  The amount of the impairment loss is measured as the difference between the book value of the assets and the new value (fair value less cost to sell / value in use) calculated after allowing for any of the situations mentioned above. Where impairment losses are identified, they are recognized directly in the profit or loss for the year. If, in a subsequent period, the value of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment being recognized (such as, for example, an improvement in the borrower’s credit worthiness), the reversal of the impairment loss is also recognized in the consolidated statement of income for the year.

  (A free translation of the original in Portuguese)

  TIM Participações S.A. and
  TIM Participações S.A. and Subsidiaries

  Notes to quarterly information
  At September 30, 2014

  (In thousands of Reais, unless otherwise indicated)

  e.2

  Financial liabilities

  The main financial liabilities recognized by the Company and its subsidiaries are: supplier accounts payable, unrealized losses on derivative transactions and borrowings and financing. They are classified into the categories below according to the nature of the financial instruments contracted:

  Financial liabilities valued at fair value through profit or loss: At each balance sheet date, these liabilities are measured at fair value. Interest, monetary correction, exchange rate variations and variations arising from measurement at fair value, if any, are recognized in profit or loss as incurred, in the lines of financial income or costs. On the dates presented in this quarterly information, this category is composed basically of derivative financial instruments.

  Financial liabilities measured at amortized cost: are basically non-derivative financial liabilities that are not usually traded before maturity. At the initial recognition, such liabilities are recorded at their fair value. After initial recognition, they are measured using the effective interest method. Under this method, transaction costs impact the initial liability amount, affecting the determination of the effective interest rate .. This rate is the rate that exactly discounts all the cash flows from the financial instrument. The appropriation of financial costs, according to the effective interest rate method, is recognized in the income statement under “financial costs”. On the dates of presentation of this quarterly information, this category includes mainly borrowings and financing and accounts payable to suppliers of the Company.

  f.

  Accounts receivable

  Accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed until the balance sheet date. Accounts receivable from clients are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest method less impairment for accounts receivables (“impairment”) ..

  The allowance for doubtful accounts is recorded as a reduction in accounts receivable in an amount deemed sufficient to cover possible losses on these receivables, based on the profile of the subscriber portfolio, the period for which the accounts have been overdue, the economic situation and the risks involved in each case.

  g.

  Inventories

  Inventories are stated at average acquisition cost. A provision is recognized to adjust the cost of handsets and accessories to net realizable value (selling price) when this amount is less than the average acquisition cost.

  h.

  Indirect and direct taxes and contributions recoverable

  These are stated at historical cost and, if applicable, adjusted according to the legislation in force.

  i.

  Prepaid expenses

  These are initially stated at actual amounts disbursed and are appropriated to income according to the accrual method as they are incurred.

  j.

  Judicial deposits

  These are stated at historical cost and adjusted according to the legislation in force.

  k.

  Investments

  Equity interests in subsidiaries are valued using the equity method only in the quarterly individual financial statements.

  l.

  Property, plant and equipment

  Property, plant and equipment are stated at acquisition or construction cost, less accumulated depreciation and the provision for impairment (the latter, only if applicable). Depreciation is calculated on the straight-line method over terms that take into account the expected useful lives of the assets and their residual value (Note 17). The Company recognizes its assets by individual component.

  The estimated costs of disassembling towers and equipment on rented properties are capitalized and amortized over the useful life of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified as financial costs. The accounting for this obligation is made according to ICPC12 (IFRIC 1).

  Gains and losses from disposals are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “Other operating expenses (revenues), net” in the income statement.

  As the Group does not build assets requiring long periods of time for their completion, the Company does not capitalize interest on borrowings and financing.

  m.

  Intangible assets

  Intangible assets are measured at historical cost less accumulated amortization and provision for impairment (if applicable), and reflect: (i) the purchase of licenses and rights to use radio frequency bands and (ii) software in use and/or development. Intangibles also include (i) the purchase of the right to use the infrastructure of other companies, (ii) customer lists, and (iii) goodwill on the purchase of companies.

  Amortization charges are calculated on the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

  Goodwill

  Goodwill is the positive difference between the amount paid or payable for an entity acquired and its net assets on the date of acquisition. These assets are the difference between the net fair value of assets and liabilities of the acquired entity. If the purchaser identifies negative goodwill (a negative difference between the amount paid or payable for the entity acquired and its net assets), this amount should be recorded as a gain in the income statement for the period, on the date of acquisition.

  The goodwill is not regularly amortized and must be tested annually to identify probable impairment in its value. The accounting record of the goodwill is made at its cost less these losses (if any).

  For the purposes of impairment test, the goodwill is allocated to the Cash Generating Units (CGUs). The allocation is made to the CGUs or groups of CGUs that benefit from the business combination from which the goodwill arose.

  Gains and losses arising from the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

  Software

  The costs associated with maintaining software are recognized as expenses as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when the following criteria are met:

  •

  it is technically feasible to complete the software to make it available for use.

  •

  Management plans to complete the software and use it or sell it.

  •

  the software will generate probable future economic benefits that can be demonstrated.

  •

  technical, financial and other resources are available to conclude development and use or sell the software.

  •

  the expenditure attributable to the software during its development can be measured reliably.

  Directly attributable costs, which are capitalized as part of the software product, include costs with employees directly allocated to its development.

  Other development expenditures that do not meet these criteria are recognized as expense as incurred.

  As stated above, as the Group does not build assets requiring long periods of time for their completion, the Company does not capitalize interest on borrowings and financing.

  (A free translation of the original in Portuguese)

  TIM Participações S.A. and
  TIM Participações S.A. and Subsidiaries

  Notes to quarterly information
  At September 30, 2014

  (In thousands of Reais, unless otherwise indicated)

  n.

  Impairment of non-financial assets

  Goodwill is tested for impairment annually. For other assets, verification of impairment is made whenever events or changes in circumstances indicate that the carrying value of the asset exceeds its recoverable value. The latter is the higher between the fair value of an asset less costs to sell and the value in use. For purposes of impairment assessment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGUs). The discount of expected cash flows is made by taking into account the time value of money and the specific risks related to the asset being analyzed.

  The impairment provisions (or part of them) on these assets, except goodwill, may be reversed where it can be shown that the reasons (or part of them) that gave rise to the provisions no longer exist on the quarterly information reporting date.

  o.

  Provisions

  Provisions are recognized in the balance sheet when the Company has a legal obligation or an obligation resulting from a past event, and it is probable that an outflow of funds will be required to settle it.

  p.

  Accounts payable to suppliers

  Accounts payable to suppliers are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. Given the short maturity term of these obligations, in practical terms, they are usually recognized at invoice value.

  q.

  Employee benefits

  Profit sharing

  The Company and its subsidiaries record a provision on a monthly basis for the estimated amount of employee profit sharing, with a compensating entry to expense. The provision calculation takes into account the targets disclosed to its employees and approved by the Board of Directors.

  Such amounts are recorded as personnel expenses and allocated to the income statement accounts in accordance with the employee’s original cost center.

  Pension plans and other post-employment benefits

  The Company and its subsidiaries have defined contribution and defined benefit plans in place. In general, defined benefit plans establish a specific retirement benefit amount that an employee will receive upon retirement, usually dependent on one or more factors such as age, length of service and remuneration.

  The liability recognized in the balance sheet with respect to defined benefit pension plans is the present value of the defined benefit liability at the balance sheet date, less the fair value of plan assets, with adjustments for unrecognized past service costs, if any. The defined benefit obligation is calculated annually by independent actuaries, using the projected unit credit method. The present value of defined benefit obligations is determined by discounting estimated future cash outflows, using interest rates consistent with market yields, which are denominated in the currency in which benefits will be paid and which have maturities close to those of the respective pension plan liability.

  Past service costs are recognized immediately in income. Gains and losses arising from changes in the actuarial assumptions are recorded in the shareholders’ equity, as other comprehensive income, as incurred.

  Regarding defined contribution plans, the Company makes contributions to public and private pension insurance plans obligatorily, contractually or voluntarily. The defined contribution plans carry no additional obligation for the Company over and above the monthly contributions mentioned, for as long as the employee is a member of staff of the Company or its subsidiaries. If the employee leaves the Company and its subsidiaries within the period required to be entitled to withdraw the contributions made by the sponsors, the amounts to which the employee is no longer entitled, and which may represent a reduction in the future contributions by the Company and its subsidiaries to active employees, are booked as assets.

  Stock options

  The Company operates share-based compensation plans, which are settled with shares, for which the entity receives the services of certain employees in consideration for equity instruments (options) granted. The Company calculates and records the effects of the stock options in accordance with CPC 10 (R1) (IFRS 2). The fair value of employee services is recognized as an expense, with a compensating entry to capital reserve, and is determined by reference to the fair value of the options granted.

  Social contributions payable in connection with the granting of share options are deemed an integral part of the grant itself, and the payment is treated as a transaction settled in cash.

  r.

  Income tax and social contribution

  Income tax includes current and deferred income tax and social contribution, and transactions are recognized in the income statement. There are no income tax and social contribution amounts recognized in comprehensive income. Income and social contribution tax credit and debit balances are stated at their net amount only when there is both a right and the intention to offset them upon settlement ..

  Current balances

  The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date. Management periodically reviews the positions taken by the Company in its income tax returns with respect to tax regulations subject to interpretation.

  Brazilian tax legislation allows companies to opt for quarterly or monthly payments of income tax and social contribution. The Company and its subsidiaries opted to pay income tax and social contribution quarterly.

  Deferred balances

  Deferred income and social contribution taxes are recognized on (1) accumulated income tax and social contribution losses and on (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the quarterly information. Deferred income tax is determined using enacted tax rates (and tax laws), or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify deferred tax credit and debit balances.

  Deferred income and social contribution tax credits are recognized only in the event of a profitable track record and/or when the annual forecast prepared by the Company, examined by the Fiscal Council and approved by Management, indicates the likelihood of future realization of those tax credits.

  Deferred income and social contribution tax credits and debits are shown in the balance sheet at the net amount, when both a legal right and the intention to offset them exist at the time when current taxes are ascertained, usually in relation to the same legal entity and the same tax authority. Thus deferred tax credits and debits in different entities are in general shown separately, not at their net amount.

  s.

  Provision for administrative and legal proceedings

  This is set up at an amount deemed sufficient to cover losses and risks considered probable, based on analysis by the Company’s internal and external legal consultants and by Management. Situations where losses are considered possible are subject to disclosure considering their historical values and those where losses are considered remote are not disclosed.

  t.

  Leases

  Leases where a significant portion of the risks and benefits is retained by the lessor are classified as operating leases and their effects are recognized in the income statement for the year over the lease period.

  Leases in which the Company, as lessee, substantially holds the risks and benefits of ownership are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the lease is recognized in the income statement over the contractual term.

  u.

  Shareholders’ equity

  The principal items which affect the Company’s shareholders’ equity are subject to the following accounting practices:

  (A free translation of the original in Portuguese)

  TIM Participações S.A. and
  TIM Participações S.A. and Subsidiaries

  Notes to quarterly information
  At September 30, 2014

  (In thousands of Reais, unless otherwise indicated)

  Capital

  It is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

  When a Group company purchases the Company’s shares, aiming to hold them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company’s shareholders’ equity, until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders’ equity.

  Reserves

  These are constituted and utilized according to the Corporate Law and the Company’s By-laws.

  Distribution of dividends

  The distribution of minimum compulsory dividends, calculated pursuant to the By-laws, is recognized as a liability at the end of each fiscal year. Any other amount to be distributed as interim dividends or in payment of dividends exceeding the minimum compulsory amount, for example, is provided for only on the date when the additional distribution is approved by the shareholders in a General Meeting ..

  v.

  Revenue recognition

  As a rule, revenues are only recognized to the extent that it is probable that the economic benefits from the transactions will flow to the Company and that their values can be measured reliably.

  Revenues from services rendered

  The principal service revenues are derived from monthly subscribers, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The balances are recognized as the services are used, net of sales tax and discounts granted on services. These revenues are booked only when the amount of services rendered can be estimated reliably.

  Balances are recognized monthly via invoicing, and billable revenues between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled balances from the previous month are reversed out, and unbilled items are calculated again at each current month.

  Interconnection traffic and roaming revenues are recorded separately, without offsetting the amounts owed to other telecom operators. (the latter are booked as operating costs).

  The minutes not used by customers in the prepaid service system are recorded as deferred revenues and allocated to income when these services are actually used by customers.

  (A free translation of the original in Portuguese)

  TIM Participações S.A. and
  TIM Participações S.A. and Subsidiaries

  Notes to quarterly information
  At September 30, 2014

  (In thousands of Reais, unless otherwise indicated)

  Revenues from product sales

  Revenues from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer.

  w.

  New standards, changes and interpretations of standards not yet in force

  The following new standards were issued by the IASB, but they are not in force for the year 2014. The early adoption of these standards, although encouraged by IASB, was not allowed in Brazil by the CPC.

  •

  IFRS 9 - “Financial Instruments” deals with the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 relating to the classification and measurement of financial instruments. IFRS 9 requires the classification of financial assets in two categories: those measured at fair value and those measured at amortized cost. The determination is made at the initial recognition. The classification basis depends on the entity’s business model and on the contractual characteristics of the financial instruments’ cash flow. Regarding financial liabilities, the standard maintains the majority of the requirements set forth in IAS 39. The main change is that, in cases where the fair value option is adopted for financial liabilities, the portion of the change in fair value which is due to the entity’s own credit risk is recorded in other comprehensive income, not in the income statement, except when this would result in an accounting mismatch. The Group is assessing the overall impact of IFRS 9, which comes into force on January 1, 2018.

  •

  IFRS 15 – This converging standard, which resulted from the joint efforts of IASB (International Accounting Standards Board) and FASB (Financial Accounting Standards Board), will enhance revenue reporting and the comparability of financial statements worldwide. Companies reporting according to the IFRS are required to use the new revenue standard as from January 1, 2017, being subject to approval by the EU. The Group is assessing the overall impact of IFRS 15 in its financial statements.

  There are no other IFRS rules or IFRIC interpretations, which are not yet in force, that could have a significant impact on the Group.

  Critical judgment in the application of accounting policies

  Accounting estimates and judgments are continuously evaluated. They are based on our historical experience and factors such as expectations of future events considering the circumstances as of the base date of the quarterly information.

  By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions, including significant risk and probable material adjustments in the book values of assets and liabilities for the next fiscal year, are shown below:

  (a)

  Loss on impairment of non-financial assets

  Losses from impairment take place when the book value of assets or cash generation units exceeds the respective recoverable value, which is considered as the fair value less selling costs, or the value in use, whichever is greater. The calculation of the fair value less selling costs is based on the information available from sale transactions involving similar assets or market prices, less the additional costs incurred to dispose of such assets. The value in use is based on the discounted cash flow model. Cash flows derive from the Company’s business plan for a period equivalent to the useful life of the asset being analyzed. Any reorganization activities to which the Company has not committed itself on the base date on which the quarterly information are reported or any material future investments aimed at improving the asset base of the cash generation unit being tested are excluded for the purposes of the impairment test.

  The recoverable value is sensitive to the discount rates used in the discounted cash flow method, as well as with expected cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these premises.

  As at December 31, 2013 and 2012, the main non-financial assets for which this assessment was made are the property, plant and equipment and intangible assets of Intelig and the goodwill in the Company and its subsidiaries (see notes 17 and 18). During the first half of 2014, there was no evidence found that could significantly change the results of the assessment made at the end of the last year. As required by accounting standard CPC 01, a new impairment test will be conducted by the Company during the year 2014 (planned for the last quarter of the year).

  (b)

   Asset retirement obligation (see note 27)

  The estimated costs of dismantling towers and equipment on rented property are capitalized and amortized over the useful life of these assets. The Company uses estimates to recognize the present value of these costs and their amortization period. These estimates involve projected dismantling costs, the average duration of the lease agreements and the discount rate to determine their present value. This estimate is susceptible to a variety of economic conditions that may not in fact arise when the assets are actually dismantled.

  (c)

  Income tax and social contribution (current and deferred)

  Income tax and social contribution (current and deferred) are calculated in accordance with prudent interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and temporary differences that are deductible or taxable. In particular, deferred tax assets on income tax and social contribution losses, and temporary differences are recognized to the extent that it is probable that future taxable income will be available to be offset by them. The recoverability of the deferred income tax on tax and social contribution losses and temporary differences takes into account estimates of future taxable income and is based on conservative tax assumptions (see note 12).

  (A free translation of the original in Portuguese)

  TIM Participações S.A. and
  TIM Participações S.A. and Subsidiaries

  Notes to quarterly information
  At September 30, 2014

  (In thousands of Reais, unless otherwise indicated)

  (d)

  Allowance for doubtful accounts

  The impairment of accounts receivable is shown as a reduction from accounts receivable and is recorded based on the customer portfolio profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The allowance is considered sufficient to cover any losses on receivables (see note 8).

  (e)

  Provision for administrative and legal proceedings

  Contingencies are analyzed by the Company’s management and (internal and external) legal advisors. The Company’s reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve management’s judgment (see note 26).

  (f)

  Fair value of derivatives and other financial instruments (see note 41)

  The Company has applied the change in IFRS 7 for financial instruments measured at the fair value in the balance sheet, which requires the disclosure of measurements in accordance with the following hierarchy:

  •

  Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

  •

  Level 2: Inputs, other than quoted prices quoted that are observable for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices); and

  •

  Level 3: Inputs for the asset or liability that are not based on observable market data.

  (g)

  Unbilled revenues

  Considering that some billing cut-off dates occur at intermediate dates within the months, at the end of each month there are revenues to be recognized which are not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take into account historical data of usage, number of days since the last billing date, among other factors.

  Cash and cash equivalents

	Parent company		Consolidated

	09/2014	12/2013	09/2014	12/2013

Cash and banks	(124)	(75)	56,454	106,176
Financial investments:
CDB/Repurchases with a due date within 90 days	45,155	19,187	5,371,416	5.181,466
	45,031	19,112	5,427,870	5,287,642

  Bank Deposit Certificates (“CDB”) and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without significantly loss of value.

  The calculation of the annual average return of the Company’s investments, including those not classified as cash and cash equivalents, is 101.13% of the Interbank Deposit Certificate - CDI rate.

  Financial assets at fair value through profit or loss

	Parent company		Consolidated

	09/2014	12/2013	09/2014	12/2013

CDB/Repurchases	86	89	41,886	28,681

Non-current portion	86	89	41,886	28,681

  The total investments classified as non-current are restricted for use by virtue of legal actions.

  Accounts receivable

	Consolidated

	09/2014	12/2013

Billed services	990,738	1,015,111
Unbilled services	627,276	675,634
Network use	506,542	670,592
Sale of goods	1,721,968	1,538,664
Other accounts receivable	2,804	2,912
	3,849,328	3,902,913

Allowance for doubtful accounts	(387,619)	(353,925)
	3,461,709	3,548,988

Current portion	(3,429,189)	(3,513,029)
Non-current portion	32,520	35,959

  The fair value of accounts receivable equals the book value shown on September 30, 2014, and December 31, 2013. The total amount of BNDES borrowings is guaranteed by accounts receivable (see Note 21).

  Variation in the allowance for doubtful accounts is as follows:

	Consolidated

	09/2014	12/2013
	(9 months)	(12 months)
Initial balance	353,925	347,176

Provision recorded	211,326	240,051
Provision written-off	(177,632)	(233,302)

Final balance	387,619	353,925

  The aging of the accounts receivable is as follows:

	Consolidated

	09/2014	12/2013

Falling due	3,031,152	2,904,269
Past due for up to 30 days	171,432	182,543
Past due for up to 60 days	64,616	67,278
Past due for up to 90 days	96,190	270,096
Past due for more than 90 days	485,938	478,727
	3,849,328	3,902,913

  Inventories

	Consolidated

	09/2014	12/2013

Cellular phone sets and tablets	275,698	267,305
Accessories and pre-paid cards	20,743	13,031
TIM chips	26,918	32,033
	323,359	312,369

Provision for adjustment to realizable amount	(16,740)	(15,540)
	306,619	296,829

  The change in provision for adjustment to the realizable amount was as follows:

	Consolidated

	09/2014	12/2013
	(9 months)	(12 months)
Opening balance	15,540	11,655

Provision recorded	117,577	190,044
Provision written-off	(116,377)	(186,159)

Closing balance	16,740	15,540

  (A free translation of the original in Portuguese)

  TIM Participações S.A. and
  TIM Participações S.A. and Subsidiaries

  Notes to quarterly information
  At September 30, 2014

  (In thousands of Reais, unless otherwise indicated)

  Indirect taxes and contributions recoverable

	Consolidated

	09/2014	12/2013

ICMS	1,720,308	1,437,991
Others	11,379	11,981
	1,731,687	1,449,972

Current portion	(1,221,198)	(913,215)
Non-current portion	510,489	536,757

  The ICMS credits refer primarily to the amounts to be offset regarding acquisitions of property, plant and equipment and inventories of the subsidiaries.

  Direct taxes and contributions recoverable

	Parent company		Consolidated

	09/2014	12/2013	09/2014	12/2013

Income tax and social contribution	1,538	3,486	66,817	27,637
PIS/Cofins	20,185	20,185	332,264	326,921
Others	238	1,447	43,535	38,605
	21,961	25,118	442,616	393,163

Current portion	(21,961)	(25,118)	(386,047)	(370,626)
Non-current portion	-	-	56,569	22,537

  The PIS/Cofins amounts recoverable refer primarily to credits involving the purchase of handset inventories.

  Deferred income tax and social contribution

  Deferred income tax and social contribution are calculated using the prevailing rates for each tax. During fiscal years 2014 and 2013, the prevailing rates were 25% for income tax and 9% for social contribution. They also take into account the tax incentives shown in Note 37.

  The amounts shown in the accounts are as follows:

	Parent Company		Consolidated
	09/2014	12/2013	09/2014	12/2013

Deferred taxes – Liabilities

Business combination - Intelig	-	-	(130,146)	(131,325)
Amortized goodwill – TIM Fibers	-	-	(185,247)	(137,612)
Derivative financial instruments	-	-	(102,663)	(68,833)
	-	-	(418,056)	(337,770)

Deferred taxes – Assets

Tax losses	20,798	13,956	1,215,215	1,320,017
Social contribution losses	7,552	5,088	451,200	488,929
Temporary differences
Allowance for doubtful accounts	-	-	134,052	117,131
Provision for administrative and legal proceedings	1,215	1,038	143,118	126,444
Adjustment to present value - 3G license	-	-	17,377	18,834
Deferred tax on CPC adjustments	53,569	53,569	170,511	166,511
Effect of merger of TIM Fibers	-	-	982	1,110
Profit sharing	-	-	34,170	18,394
Taxes with suspended enforceability	-	-	12,872	12,872
Others	349	138	(3,333)	(2,554)
	83,483	73,789	2,176,164	2.267.688
Provision for devaluation of tax assets (Intelig and TIM Part)	(83,483)	(73,789)	(1,227,421)	(1,202,967)
	-	-	948,743	1,064,721

  TIM Celular

  TIM Celular has set up deferred income tax and social contribution assets on its total tax losses, social contribution losses and temporary differences, on the basis of projected future taxable earnings.

  Based on these projections, the subsidiary expects to recover the credits as follows:

2014	249,159
2015	185,203
2016	253,614
2017	174,903
2018 onwards	85,864
948,743

  The estimates for recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of 2013. The time table for the recovery of such credits was approved by the Company’s Board of Directors and reviewed by the Audit Committee. It is not necessary to discount the credits to their present values and accordingly no discount rates were applied on this analysis. As mentioned in Note 5, due to the uncertainties inherent in making estimates, these projections may not be confirmed in the future.

  Subsidiary TIM Celular used credits related to tax losses carried forward and negative basis of social contribution in the amount of R$159,366 in the nine-month period ended September 30 2014.

  Intelig

  Based on estimates of future taxable income and taking into account its history of tax losses and social contribution losses, Intelig believes that it currently does not meet the minimum requisites for recording deferred income tax and social contribution. Thus the company has maintained the provisions for the whole of these tax assets. At September 30, 2014, the total amount provided was R$1,143,938 (R$1,129,178 at December 31, 2013), of which R$1,012,033 refers to income tax losses and social contribution losses, while R$10,905 refers to temporary differences. Intelig’s liabilities show deferred income tax and social contribution amounting to R$130,146 (R$131,325 at December 31, 2013), from the adoption of deemed cost at the first adoption of IFRS.

  TIM Participações S.A.

  As it is a holding company, TIM Participações has no activities which could normally be offset by income tax losses, social contribution losses and temporary differences. At September 30, 2014 the provision for losses on these deferred tax assets amounted to R$83,483 (R$73,789 at December 31, 2013).

  Prepaid expenses

	Consolidated

	09/2014	12/2013

Fistel (*)	250,043	-
Rentals and insurance	49,414	64,429
Advertising not released	67,286	157,467
Network swap (**)	48,602	55,159
Others	21,888	26,205
	437,233	303,260

Current portion	(361,906)	(206,354)
Non-current portion	75,327	96,906

  (*) The Fistel fee, paid in March 2014, refers to the year 2014 and has been amortized monthly in accordance with the respective generating factor.

  (**) On April 1, 2010, the subsidiary Intelig and the GVT entered into a reciprocal agreement of assignment of fiber optic infrastructure (network swap), in order to expand their respective fields of operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses account against a corresponding entry to other (current and non-current) liabilities (Note 25). At September 30, 2014, the current balances were R$8,792 (R$8,792 at December 31, 2013) and the long-term balances were R$39,810 (R$46,367 at December 31, 2013). Both amounts are being appropriated to income in the same proportion over a period of 10 years.

  Escrow deposits

	Parent company		Consolidated

	09/2014	12/2013	09/2014	12/2013

Civil	10,494	7,814	383,013	233,248
Labor	50,735	41,400	329,293	272,262
Tax	1,265	1,321	232,646	214,645
Regulatory	-	-	106	106
	62,494	50,535	945,058	720,261

  Other assets

	Parent company		Consolidated

	09/2014	12/2013	09/2014	12/2013

Advances to suppliers	211	-	173,357	89,609
Advance to employees	81	2	19,687	2,569
Fiscal incentives	-	-	6,554	6,554
Other rights	12,538	10,260	48,532	55,632
	12,830	10,262	248,130	154,364

Current portion	(12,830)	(10,262)	(234,626)	(141,140)
Non-current portion	-	-	13,504	13,224

  Investments - Parent company

  (a)

  Interest in subsidiaries

	09/2014

	TIM Celular	Intelig	Total

Number of shares held	38,254,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders’ equity	14,021,298	1,001,607
Unrealized earnings	-	(2,166)
Adjusted shareholders’ equity	14,021,298	999,441

Net income (loss) for the period	1,160,114	(46,115)

Unrealized earnings	-	606

Adjusted net income (loss) for the period	1,160,114	(45,509)	1,114,605

Equity in results of subsidiary	1,160,114	(45,509)	1,114,605

Investment amount	14,021,298	999,441	15,020,739

  (A free translation of the original in Portuguese)

  TIM Participações S.A. and
  TIM Participações S.A. and Subsidiaries

  Notes to quarterly information
  At September 30, 2014

  (In thousands of Reais, unless otherwise indicated)

	12/2013

	TIM Celular	Intelig	Total

Number of shares held	38,254,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders’ equity	13,340, 411	1,047,619
Unrealized earnings		(2,772)

Adjusted shareholders’ equity	13,340,411	1,044,847

Net income (loss) for the period	1,639,202	(118,678)
Unrealized earnings		807

Adjusted net income (loss) for the period	1,639,202	(117,871)	1,521,331

Equity in results of subsidiary	1,639,202	(117,871)	1,521,331

Investment amount	13,340,411	1,044,847	14,385,258

  Changes in investment in subsidiaries

	TIM Celular	Intelig	Total

Balance of investments at December 31, 2013	13,340,411	1,044,847	14,385,258
Equity in results of subsidiaries	1,160,114	(45,509)	1.114,605
Supplementary dividends	(482,486)	-	(482,486)
Stock options	3,259	103	3,362
Balance of investments at September 30, 2014	14,021,298	999,441	15,020,739

  Property, Plant and Equipment

  (a)

  Movement in property, plant and equipment

	Balance at 12/2013	Additions	Write-offs	Transfers	Balance at 09/2014
Cost of property, plant and equipment, gross
Commutation / transmission equipment	13,664,289	1,314	(709)	1.104,774	14,769,668
Fiber optic cables	498,325	-	-	10,443	508,768
Loaned handsets	1,700,582	-	(7,912)	76,270	1,768,940
Infrastructure	3,915,669	-	(107)	290,541	4,206,103
Informatics assets	1,413,894	-	(40,472)	75,345	1,448,767
General use assets	577,702	-	(3,313)	26,626	601,015
Land	40,505	-	-	-	40,505
Construction in progress	716,151	1,418,297	(54)	(1,583,999)	550,395

Total property, plant and equipment, gross	22,527,117	1,419,611	(52,567)	-	23,894,161

Accumulated depreciation
Commutation/transmission equipment	(9,067,571)	(782,571)	825	(108)	(9,849,425)
Fiber optic cables	(127,033)	(26,034)	-	-	(153,067)
Loaned handsets	(1,559,511)	(89,055)	2,050	106	(1,646,410)
Infrastructure	(2,004,384)	(237,830)	107	(2)	(2,242,109)
Informatics assets	(1,199,207)	(56,552)	40,471	2	(1,215,286)
General use assets	(362,169)	(35,012)	3,311	2	(393,868)

Total accumulated depreciation	(14,319,875)	(1,227,054)	46,764	-	(15,500,165)

Property, plant and equipment, net
Commutation / transmission equipment	4,596,718	(781,257)	116	1,104,666	4,920,243
Fiber optic cables	371,292	(26,034)	-	10,443	355,701
Loaned handsets	141,071	(89,055)	(5,862)	76,376	122,530
Infrastructure	1,911,285	(237,830)	-	290,539	1,963,994
Informatics assets	214,687	(56,552)	(1)	75,347	233,481
General use assets	215,533	(35,012)	(2)	26,628	207,147
Land	40,505	-	-	-	40,505
Construction in progress	716,151	1,418,297	(54)	(1,583,999)	550,395
Total property, plant and equipment, net	8,207,242	192,557	(5,803)	-	8,393,996

  Depreciation rates

Average annual rate %
Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Loaned handsets	50
Infrastructure	4 to 10
Informatics assets	20
General use assets	4 to 10

  In 2013, pursuant to CPC 27, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances on which the estimates had been based that would justify changes to the useful lives currently in use. To determine the useful life of the assets, the Company considers not just the type of the asset, but also the way it is used and the conditions to which the assets is submitted during its operations.

  (A free translation of the original in Portuguese)

  TIM Participações S.A. and
  TIM Participações S.A. and Subsidiaries

  Notes to quarterly information
  At September 30, 2014

  (In thousands of Reais, unless otherwise indicated)

  Intangible assets

  The amounts of the SMP licenses and radio frequency licenses, as well as software, goodwill and other items, were recorded as follows:

  (a)

  Movement in intangible assets

	Balance at 12/2013	Additions	Write-offs	Transfers	Balance at 09/2014
Cost of intangible assets, gross
Software rights	10,172,666	-	-	926,083	11,098,749
Concession licenses	4,968,081	46,369	-	10,800	5,025,250
Assets and facilities in progress	30,963	1,141,603	-	(1,017,313)	155,253
Goodwill	1,527,219	-	-	-	1,527,219
List of clients	95,200	-	-	-	95,200
Right to use infrastructure LT Amazonas	380,473	3,287	-	(185,558)	198,202
Other assets	79,464	-	-	80,430	159,894
Intangible assets, gross	17,254,066	1,191,259	-	(185,558)	18,259,767

Accumulated amortization
Software rights	(7,478,596)	(735,829)	-	-	(8,214,425)
Concession licenses	(3,269,536)	(262,237)	-	-	(3,531,773)
List of clients	(36,400)	(12,600)	-	-	(49,000)
Right to use infrastructure LT Amazonas	(6,053)	(4,271)	-	-	(10,324)
Other assets	(27,300)	(8,023)	-	-	(35,323)
Total accumulated amortization	(10,817,885)	(1,022,960)	-	-	(11,840,845)

Intangible assets, net
Software rights	2,694,070	(735,829)	-	926,083	2,884,324
Concession licenses	1,698,545	(215,868)	-	10,800	1,493,477
Assets and facilities in progress	30,963	1,141,603	-	(1,017,313)	155,253
Goodwill	1,527,219	-	-	-	1,527,219
List of clients	58,800	(12,600)	-	-	46,200
Right to use infrastructure LT Amazonas	374,420	(984)	-	(185,558)	187,878
Other assets	52,164	(8,023)	-	80,430	124,571
Intangible assets, net	6,436,181	168,299	-	(185,558)	6,418,922

  The transfers of the period includes R$185,558 represented by the amounts of the infrastructure sharing agreement entered into with Telefónica for assets involved in the LT Amazonas project. This value has been transferred from the Intangible assets to “Leasing” as a result.

  (b)

  Amortization rates

Average annual rate - %

Software rights	20
Concession licenses	5 to 50
Customer list	17.65
Other assets	20

  (A free translation of the original in Portuguese)

  TIM Participações S.A. and
  TIM Participações S.A. and Subsidiaries

  Notes to quarterly information
  At September 30, 2014

  (In thousands of Reais, unless otherwise indicated)

  (c) Goodwill from previous years

  (c.1) Intelig´s acquisition

  During the year ended December 31, 2009, as a result of having valued at fair value the identifiable assets acquired and the liabilities assumed from Intelig on the acquisition date, the fair value of net assets acquired amounted to R$529,714. Thus the amount paid for acquiring Intelig, R$739,729 at December 30, 2009, was R$210,015 higher than the fair value of the net assets acquired. This surplus amount was allocated as goodwill and is represented by/based on the Company’s expected future earnings. As required for all goodwill, its recoverability is tested annually through an impairment test.

  At December 31, 2013, the Company used the value in use method to perform the impairment test, using the following assumptions:

  •

  Intelig’s network is fundamental for the Group’s business development, allowing and supporting the development of the current and new service offers as well as creating a significant leased lines’ cost reduction. To determine the cost savings related to the leased lines, the Company used the market prices of circuit rents, taking into consideration also their locations. The present value of these rents were deducted from the net value of Intelig’s permanent assets at December 31, 2013;

  •

  the projection of Intelig’s network maintenance and operation costs was based on the Company’s expected inflation rate (5.6%) which is consistent with the projections prepared by market institutions;

  •

  the term used for the impairment test was 11 years, consistent with the average useful life of Intelig’s network assets; and

  •

  the discount rate applied over the projected cash flows was 12.56% p.a.

  As a result of the test, there was no evidence of impairment to be recorded.

  (c.2)

  Goodwill arising from TIM Fiber SP and TIM Fiber RJ acquisitions

  TIM Celular acquired, at the end of 2011, Eletropaulo Telecomunicações Ltda. (which, subsequently, had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro SA (which, subsequently, had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. The objective of these acquisitions was to allow the Company to expand its operations in high-speed data communications, enabling Grupo TIM Brasil to offer new products to its customers and to reduce the cost of rental of infrastructure, as well as achieve other important synergies related to the fiber optic network.

  TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

  The subsidiary TIM Celular recorded the goodwill allocation related to the acquisition of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the process of purchase price allocation, at the amount of R$1,159,648. One of the items that supports the goodwill related to these transactions is the future profitability of the operation from residential broadband business. The impairment test considered this CGU the value in use methodology. The following assumptions were made:

  •

  growth percentages in the client basis, aligned with the Company’s business plans;

  •

  increase in service revenues due to the combination of in speed performance and the option voice x IP;

  •

  projections of operation and maintenance costs considering the growth in client basis, eventual scale gains and inflation effects. The Company’s expected inflation rate for the operating expenditures of Fiber (5.26% p.a.) is aligned with the projections prepared by the main market institutions;

  •

  considering that the business has an indefinite life, as from the 11th year, it was estimated a perpetuity with a nominal growth in cash flows of 3% p.a.; and

  •

  the discount rate for the future cash flows was 13.03% p.a.

  It is important to emphasize that the network synergies from the TIM Fibers (leased line savings, like at Intelig) also support the future profitability regarding the goodwill from the acquisition of these companies. Bearing in mind that the cash flows relating to residential broadband are already sufficient to support the goodwill registered, the Company did not extend its impairment test to calculate the value in use of the network synergies. Should the need arise, these synergies can also be taken into account in the annual impairment tests ..

  The result of these impairment tests performed in December 31, 2013 showed no evidence of the need to provide for losses.

  (c.3)

  Acquisition of minority interests in TIM Sul and TIM Nordeste

  In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste Telecomunicações, in exchange for shares issued by TIM Participações, converting these companies to full subsidiaries. At that time, the transaction was recorded at the book value of those shares in the financial statements, with no goodwill being recorded for the difference in market value between the shares traded. For the purposes of the initial adoption of IFRS in 2010, the Company opted to apply the exemption permitted under IFRS 1, recording goodwill of R$157,556, which was ascertained when the financial statements according to IFRS were prepared for the Company’s parent company in 2005.

  The Company´s combined estimates (that includes landline and mobile telephone services, broadband business, leased lines, etc) adjusted to the present value, indicate that there is no need for impairment. The assumptions used for these estimates were detailed above.

  (A free translation of the original in Portuguese)

  TIM Participações S.A. and
  TIM Participações S.A. and Subsidiaries

  Notes to quarterly information
  At September 30, 2014

  (In thousands of Reais, unless otherwise indicated)

  (d)

  List of clients

  As part of the purchase price allocation process involving the acquisitions of TIM Fiber SP Ltda. and TIM Fiber RJ S.A., contractual rights were identified for the companies acquired to provide future services. These contractual rights were evaluated at their fair value on the date the companies were acquired, and are being amortized in accordance with their estimated useful life on the same date.

  (e)

  Right to use of infrastructure - LT Amazonas

  Subsidiary TIM Celular executed agreements for the right to use infrastructure with companies that operate transmission lines in Northern Brazil. Such agreements fall within the scope of IFRIC 4 and are classified as financial leases.

  Additionally TIM Celular entered into network infrastructure sharing contracts with Telefónica Brasil S.A. also in the Northern region. In these contracts, both operators optimize resources and reduce its operational costs.

  Leasing

  Leasing - Liabilities

  Subsidiary TIM Celular executed agreements for the right to use infrastructure with companies that operate transmission lines in Northern Brazil. The terms of these agreements are for 20 years, counted as from the date the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, annually restated by IPC-A. The consolidated nominal amount due by TIM Celular is R$675,353. Its present value is R$329,532, and was estimated on the date the agreements were signed with the broadcaster by projecting future payments at an inflation rate of 5.22% and discounting these at 14.44%.

  The table below presents the future payments schedule for the agreements in force related to LT Amazonas Project. These amounts represent the estimated disbursements under the agreements executed with the distributors and are shown at their par values. It is important to stress that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value :

Nominal amounts

Until September 2015	40,741
From October 2015 until September 2019	139,453
From October 2019 onwards	495,159
675,353

  The present value of installments due is R$313,001 for principal and R$16,531 for interest accrued until September 30, 2014. Additionally, the amount of the right of use of LT Amazonas also considers R$70,759 related to investments in property, plant and equipment made by TIM Celular and subsequently donated to the electric power transmission companies. These donations are already included in the contract signed by the parties.

  Leasing – Assets

  Subsidiary TIM Celular entered into network infrastructure sharing agreements with Telefónica Brasil S.A.. In these agreements, TIM Celular and Telefónica Brasil S.A. share investments in the Northern region of Brazil. The subsidiary has receivables against Telefónica Brasil S.A. that has to be pay on a monthly basis for a 20 years period. These values are annually restated by IPC-A. The consolidated par value of future installments receivable by TIM Celular is R$355,101. Their present value is R$193,850, as estimated on the date of execution of the agreements entered into with the transmission companies. Future cash receipts were calculated based on an inflation rate of 5.22%, discounted at 12.56%.

  The table below includes the schedule of cash receipts of the agreement entered into with Telefónica Brasil S.A. regarding the LT Amazonas Project. The amounts represent the cash receipts provided for in the agreements entered into with Vivo, being registered at their par value. It must be mentioned that these balances differ from those recorded in the accounting books, where amounts are recorded at present value:

Nominal amounts

Until September 2015	19,884
From October 2015 to September 2019	73,419
From October 2019 onwards	261,798
355,101

  The present value of installments receivable is R$185,558 for principal and R$8,292 for interest accrued until September 30, 2014.

  Suppliers

	Parent Company			Consolidated

	09/2014		12/2013	09/2014	12/2013

Local currency
Suppliers of materials and services	1,667		1,491	3,851,756	4,753,061
Interconnection (a)	-		-	214,968	326,502
Roaming (b)	-	-	-	1,354	1,658
Co-billing (c)	-		-	64,718	61,713
	1,667		1,491	4,132,796	5,142,934

Foreign currency
Suppliers of materials and services	577		296	107,293	94,716
Interconnection (a)	-		-	-	-
Roaming (b)	-	-	-	22,547	17,687
	577		296	129,840	112,403

Current portion	2,244		1,787	4,262,636	5,255,337

  (a)

  This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM’s network and ending in the network of other operators.

  (b)

  This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

  (c)

  This refers to calls made by a customer who chooses another long-distance operator.

  Borrowings and financing

					Consolidated
			Maturity
Description	Currency	Charges	date	Collateral	09/2014	12/2013
BNDES	URTJLP	TJLP to TJLP + 3.62% p.a.	Jul/22	Secured by TIM Part. and receivables from TIM Celular	2,614,178	1,934,997

BNDES	UMIPCA	UMIPCA + 2.62% p.a.	Jul/17	Secured by TIM Part. and receivables from TIM Celular	89,181	116,298

BNDES	UM143	SELIC + 2,52%	Jul/22	Secured by TIM Part. and receivables from TIM Celular	888,646	-

BNDES (PSI)	R$	2.50% to 4.50% p.a.	Jan/21	Secured by TIM Part. and receivables from TIM Celular	399,983	334,889

BNB	R$	10.00% p.a.	Jan/16	Bank surety and guarantee of TIM Part.	14,724	23,012
Banco do Brasil (CCB)	R$	106.50% of CDI	Sept/15		492,076	481,447
Banco BNP Paribas	USD	Libor 6M + 2.53% p.a.	Dec/17	Security by TIM Part.	206,914	224,395
Banco Europeu de Investimento (BEI)	USD	Libor 6M + 0.57% to 1,32%p.a.	Feb/20	Bank surety and security by TIM Part.	1,164,848	1,115,324
Bank of America (Res. 4131)	USD	Libor 3M + 1.35% p.a.	Sept/16		293,777	280,822
JP Morgan (Res. 4131)	USD	1.73% p.a.	Sept/15		122,597	117,704
Cisco Capital	USD	1.80% p.a.	Sept/18		98,114	117,768
Total					6,385,038	4,746,656

Current					(1,248,490)	(966,658)
Non-current					5,136,548	3,779,998

  The parent company TIM Participações does not have loans or financing at September 30, 2014.

  The foreign currency loan taken out with Banco BNP Paribas and the financing obtained by TIM Celular from the BNDES, are intended to expand the mobile telephone network, and they have restrictive clauses that require compliance with certain financial ratios that are calculated on a half-yearly basis. The subsidiary TIM Celular has been complying with all the required financial ratios.

  In April 2013, Intelig Telecomunicações made the first drawdown with the BNDES, amounting to R$90 million, of which i) R$80 million at a cost of TJLP + 3.32% and ii) R$10 million at a cost of 2.5% p.a. (PSI, or Investment Support Program).

  In May 2013, TIM Celular made a drawdown with the BNDES, amounting to R$200 million and a cost of TJLP + 3.32%.

  In June 2013, Intelig Telecomunicações made a drawdown with the BNDES, amounting to R$40 million, for a total term of 7 years, of which i) R$35.5 million at a cost of TJLP + 3.32% and ii) R$4.5 million at a cost of 2.5% p.a. (PSI).

  In December 2013, TIM Celular made a drawdown with the BNDES, amounting to R$82 million, for a total term of 7 years, of which i) R$58 million at a cost of TJLP + 3.32%; ii) R$15 million at a cost of 2.5% p.a. (PSI) and iii) R$9 million at a cost of TJLP.

  In January 2014, TIM Celular made a drawdown with the BNDES, with respect to the credit facility signed in December 2012, amounting to R$122 million, for a total term of 7 years, of which i) R$92.6 million at a cost of TJLP + 3.32%; ii) R$16 million at a cost of 2.5% p.a. (PSI) and iii) R$13.4 million at a cost of TJLP.

  In February 2014, TIM Celular made the final drawdown of this facility with the BNDES, amounting to R$93 million, for a total term of 7 years at a cost of TJLP + 3.32%.

  In December 2013, TIM Celular entered into a new financing agreement with the BNDES in the total amount of R$5,700 million, which will be used to finance investments in network and information technology in the years 2014, 2015 and 2016. The total amount contracted with the BNDES is divided as follows: i) R$2,402 million at a cost of TJLP + 2.52% and a total term of 8 years; ii) 2,636 million at a cost of SELIC + 2.52% and a total term of 8 years; iii) R$428 million at a cost of 3.50% p.a. and a total term of 7 years (regarding PSI line); iv) R$189 million at a cost of TJLP + 1.42% and a total term of 8 years; and v) R$45 million at a cost of TJLP and a total term of 8 years.

  In April 2014, TIM Celular received the first release of this line in the amount of R$1,749 billion, of which i) R$770 million at a cost of TJLP + 2.52%; ii) R$845.5 at a cost of SELIC rate + 2.52%; iii) 4.5 million at a cost of TJLP and; iv) 129 million at a fixed cost of 3.5% p.a. (PSI).

  The transactions related to the PSI credit lines qualify within the scope of IAS 20 – Accounting for Government Grants and Disclosures of Government Assistance. Therefore, using the effective interest method defined in IAS 39 - Financial Instruments, Recognition and Measurement, the following observations were made: a comparison was made between (i) the total debt amount calculated using the rates set forth in the agreement and (ii) the total debt amount calculated using market rates (fair value). The balance at September 30, 2014, corresponding to the adjustment of the subsidy granted by the BNDES for all the PSI lines is approximately R$97 million. This amount was recorded in the “Other Liabilities” group of accounts under “Government Subsidies” and deferred for the useful life of the asset being financed and appropriated to the result of the “Other Subsidies Revenue” group of accounts.

  In April 2014, TIM Celular entered into a credit agreement with Banco KFW in the amount of USD 100 million. The funds will be released within 9 months. The credit facility will have a total term of 5 years. In September 2014 TIM Celular requested full drawdown of the facility, scheduling the entry of the proceeds for October 20, which coincided with the early closure of a forward swap transaction in order to eliminate any exchange rate variance. The cost of this transaction after factoring in the swap was 102.5% of the CDI rate.

  In September 2014, the Company executed an amendment to the Bank Credit Certificate existing with Banco do Brasil in the amount of R$150 million, extending the original maturity in September 2014 to another year. The new maturity of the transaction is, therefore, September 2015. The cost of the transaction remained the same, that is 106,5% CDI.

  The subsidiary TIM Celular has swap transactions to fully protect itself against any devaluation of the Brazilian currency vis-à-vis the US Dollar. Nevertheless, this is not subject to “hedge accounting”.

  The long-term portions of loans and financing at September 30, 2014 mature as follows:

Consolidated

2015	151,924
2016	1,485,564
2017	816,527
2018	710,480
2019 onwards	1,972,053
5,136,548

  Fair value of the loans

  In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES and BNB facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purpose of our analysis of fair value, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the loan is usually taken to be that shown in the accounting records.

  The PSI credit lines, obtained from BNDES, refer to specific programs of this institution and has interest rates lower than those used in the ordinary BNDES operations. As mentioned, these credit lines qualify for IAS 20. The BNDES credit lines are recorded at their fair value at the withdrawal date and the fair value is calculated considering the CDI rate at the withdrawal date. If the fair value was calculated in September 30, 2014, the PSI credit lines would have an amount lower than that presented in the quarterly information in R$9 million.

  A further transaction with extremely specific features is the loan from BNP. This is secured by SACE, an Italian insurance company which also operates as a development institution. Given the features of the transaction, we believe that its fair value is equal to that shown on the Company’s balance sheet.

  Regarding the funds raised with Bank of America, Cisco Capital, JP Morgan and Banco do Brasil, current market conditions do not indicate the existence of any factor that might lead to a different fair value for these transactions to that shown in the accounting records.

  After applying the evaluation criterion that takes into account the characteristics of similar transactions, the Company identified differences between the fair and book values of the funds raised from the European Investment Bank (EIB). The fair value of the transaction is approximately R$2 million less than the accounting balance.

  Labor obligations

	Parent company		Consolidated

	09/2014	12/2013	09/2014	12/2013

Social securities	241	130	52,922	39,812
Salaries and provisions payable	1,368	537	200,934	117,529
Employees’ withholding	157	119	7,604	13,215
	1,766	786	261,460	170,556

  Indirect taxes, fees and contributions payable

	Parent company		Consolidated

	09/2014	12/2013	09/2014	12/2013

ICMS	-	-	432,921	475,430
ANATEL taxes and fees	-	-	26,091	44,141
ISS	35	49	35,591	43,145
Others	10	10	5,622	17,995
	45	59	500,225	580,711

Current portion	(45)	(59)	(500,133)	(580,625)
Non-current portion	-	-	92	86

  Direct taxes, fees and contributions payable

	Parent company		Consolidated

	09/2014	12/2013	09/2014	12/2013

Income tax and social contribution	-	2,738	255,351	213,153
PIS/COFINS	-	-	66,982	122,093
Others (*)	2,466	20	54,255	6,525
	2,466	2,758	376,588	341,771

Current portion	(2,466)	(2,758)	(150,545)	(115,103)
Non-current portion	-	-	226,043	226,668

  (*) Refers basically to subsidiary TIM Celular join to REFIS since 2009, a federal fiscal program that permits the Companies to pay the due debts on federal taxes (PIS, Cofins, IR and CSL) in installments. On December 31, 2013, these amounts were recorded in PIS, Cofins, IR and CSL accounts.

  Other liabilities

	Parent company		Consolidated

	09/2014	12/2013	09/2014	12/2013

Pre-paid services to be provided (1)	-	-	447,015	394,089
Reverse split of shares (2) and (5)	23,265	23,267	24,134	24,156
Government subsidies (3)	-	-	96,963	66,770
Advanced revenues (6)	-	-	35,020	40,464
Network swap (4)	-	-	48,602	55,159
Other liabilities	14,031	14,011	17,001	15,933
	37,296	37,278	668,735	596,571

Current portion	(7,531)	(7,511)	(492,123)	(431,754)
Non-current portion	29,765	29,767	176,612	164,817

  (1)

  This refers to minutes not used by customers involving pay-as-you-go system services, which are appropriated to income when customers actually avail themselves of these services.

  (2)

  On May 30, 2007, the Extraordinary Shareholders’ Meeting of the Company approved the combination of all the shares issued by the Company in the proportion of 1,000 existing shares for each 1 new share of the related type. From June 1, 2007 to July 2, 2007, shareholders adjusted their equity holding in batches with multiples of 1,000 shares, per type, through private negotiation, on the OTC market or on the São Paulo Stock Exchange (BOVESPA), at their free and sole discretion. Therefore recognition of the liability in the amount of R$23,265 corresponds to the amount payable to the shareholders arising from holdings of less than 1,000 shares.

  On September 18, 2007, an auction was held on the São Paulo Stock Exchange - BOVESPA for the sale of 2,285,736 shares (1,185,651 common shares under the ticket TCSL3 and 1,100,085 preferred shares under the ticket TCSL4), representing the fractions resulting from this grouping. The amounts obtained from the sale are at the disposal of the shareholders of these fractions at any time.

  (3)

  Refers to the release of funds be released under the credit facility from the BNDES Investment Sustainment Program (BNDES PSI), whereby up to September 2014, the amount disbursed totaled R$602,500 (R$457,500 on December 31, 2013). This transaction is classified within the scope of IAS 20 Accounting for Government Grants and Disclosures of Government Assistance. The sum total of the subsidies granted by the BNDES to date was R$130,688. This amount is being amortized according to the useful life of the asset being financed and appropriated to the “Other (expenses) revenues, net” group (Note 34).

  (4)

  Refers mainly to the transfer of onerous contracts and reciprocal infrastructure of fiber optics (note 13).

  (5)

  On July 18, 2012, at an Extraordinary Shareholders’ Meeting, TIM Fiber RJ’s (entity merged into TIM Celular) shareholders approved a reverse split of the shares of this subsidiary converting each lot of 50,000 common shares into 1 common share. As a result, TIM Celular became the 100% shareholder of TIM Fiber RJ.

  The fractions of shares arising from the reverse split were canceled. Their related amounts are available for reimbursement to the previous shareholders according to their respective share in the capital of TIM Fiber RJ at the time of the reverse split. The right to reimbursement is effective up to three years after the publication of the minutes of the shareholders’ meeting that approved the reverse split. At September 30, 2014 this amount totaled R$869.

  (6)

  Refers to the payment of the subscription bonus related to the agreement entered into between the Company and Itaú Bank.

  Provision for administrative and legal proceedings

  The Company and its subsidiaries are parties to administrative and legal proceedings (civil, labor, tax and regulatory) which arise in the normal course of their business. Provisions are set up whenever Management, based on the opinion of its legal advisors, concludes that there is a probable risk of loss.

  The provision set up for administrative and legal proceedings is made up as follows:

	Parent company		Consolidated

	09/2014	12/2013	09/2014	12/2013

Civil (a)	-		111,326	88,385
Labor (b)	3,072	3,054	58,550	57,081
Tax (c)	-	-	206,637	171,025
Regulatory (d)	500	-	44,604	55,584
	3,572	3,054	421,117	372,075

  The changes in the provision for administrative and legal proceedings can be summarized as follows:

	12/2013	Additions, net of reversals	Payments	Monetary adjustment	09/2014

Civil (a)	88,385	164,945	(148,582)	6,578	111,326
Labor (b)	57,081	3,104	(1,942)	307	58,550
Tax (c)	171,025	18,850	(1,290)	18,052	206,637
Regulatory (d)	55,584	4,691	(16,218)	547	44,604
	372,075	191,590	(168,032)	25,484	421,117

  (a)

  Civil Proceedings

  The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business of the entities. Management analyzes each legal or administrative proceeding with the aim of reaching a conclusion in relation to any particular contingency, classifying it as representing a probable, possible or remote risk. This assessment made by management is based upon the opinion of lawyers who are hired to deal with such cases. Such assessment is regularly reviewed, and can be changed over the course of the proceedings, in light of new facts or events, such as changes in case law. Below, we present the main law suits for which a provision has been recorded:

  a.1.

  Consumer lawsuits

  The subsidiaries are parties to 16,843 lawsuits (15,799 at December 31, 2013), which refer to claims that have been filed by consumers at the judicial and administrative levels. The aforementioned lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, amounting to R$63,645. Especially, for TIM Celular, alleged wrong collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit report services. In regard to the subject matters underlying the cases against Intelig, worthy of note are questionings regarding improper charging and unjustified inclusion in bad debtors' lists.

  a.2.

  Class actions

  There are 13 main class actions against subsidiaries where the risk of loss is regarded as being probable:

  (i)

  a lawsuit against TIM Celular filed by the Public Prosecutor’s Office in the State of Rio de Janeiro, involving the impossibility of charging a contract termination penalty in the case of theft of handsets;

  (ii)

  a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Minas Gerais challenging the practice of tied sales of phone sets and pre-paid or post-paid chips. This lawsuit claims the payment of collective damages

  (iii)

  a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Minas Gerais to confirm whether usage is properly charged in invoices to customers.

  (iv)

  a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of São Paulo questioning the quality of customer services.

  (v) a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of São Paulo questioning the quality of the signal in the urban area of the municipality of Cordeirópolis.

  (vi)

  a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Ceará to investigate alleged difficulties regarding termination of agreements. This lawsuit claims payment of collective damages;

  (vii)

  a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Rio Grande do Norte aiming at investigating TIM's advertising campaign. TIM was sentenced to pay collective damages;

  (viii)

  a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Rio Grande do Norte aiming at investigating the amounts charged from pre-paid clients regarding the provision of "Mailbox" and "Follow Me" services;

  (ix)

  a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Rio Grande do Norte, questioning the quality of the network in the municipality of Upanema;

  (x)

  a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Paraíba, to investigate a report of alleged misleading advertising.

  (xi) a lawsuit filed against TIM Celular by the Public Defendant of the State of Pará, questioning the quality of the signal in the urban area of Paragominas.

  (xii) a lawsuit filed against TIM Celular by the Consumer Defense Association (ADECON) of Pernambuco, in relation to the placement of a guarantee seal on cell phones.

  (xiii) a lawsuit filed against Intelig by the Public Prosecutor’s Office of the State of Pernambuco, questioning failure to comply with Anatel Resolution 85, Article 61 (retroactive collections).

  Due to the fact that these lawsuits entail positive and negative obligations and, taking into account the impossibility of accurately quantifying probable future disbursements at the current stage of the legal proceedings, no provisions have been set up by Management regarding the above described contingencies, except for those involving collective moral damages.

  a.3.

  Suit filed by Botafogo Comércio e Importação Ltda.

  Refers to a suit filed against former Telpe Celular S/A (actual TIM Celular S/A), in 2002, by a former commercial partner, that alleged that TIM has not complied with the contract entered into and practiced unfair competition, which makes it unfeasible to the partner to remain in business. This year, the settlement of the judicial decision was begun, already judged, that sentenced TIM to the payment of related damages, loss of profit and moral damages. The calculation presented by TIM, prepared by a specialist, amounts to R$6,307. The case is still in the settlement phase. Also, in mid-February 2014 TIM obtained a favorable verdict offered as a result of an appeal in which the TJPE accepted the arguments of TIM that given the complexity of the suit and the amounts involved, it would be necessary to undertake the settlement article by article, and declared null and void the settlement procedure and the expert testimony to date. Pari passu TIM filed an Action for Annulment in early August 2014 with a view to annulling the sentence handed down in the (ordinary and original) Action for Compensation issued by the Judge of the 15th Civil Court of the Jurisdiction of Recife/PE, supplemented by the agreement of the 5th Civil Chamber of the TJPE, with the unappealable decision having being handed down on August 07, 2012. During the annulment TIM contested the compensation parameters established in the ruling that was annulled, which were a clear and literal violation of the legal provisions applicable to the situation. There is a request for interlocutory relief so that settlement phase of the sentence is suspended, which is still with the judge-rapporteur.

  a.4.

  Collection suit filed by Mattos & Calumby Lisboa Advogados Associados

  The law firm Mattos & Calumby Lisboa Advogados Associados filed a suit for collection of fees of counsel against former TIM Maxitel (current TIM Celular S/A) with the 29th Lower Civil Court of the Judicial District of Rio de Janeiro. The Plaintiff claims to be the creditor of amounts arising from the agreement entered into with TIM (Legal Professional Services Agreement). The claim was ruled to be valid and the case is currently in the enforcement phase. The updated chances of loss, deemed probable, amount to R$3,808. Enforcement is within the scope of the Superior Court of Justice, after a decision favorable to TIM issued by the Court of Appeals of Rio de Janeiro.

  a.5. Collection suit filed by TVM Comércio e Representações Ltda.

  TIM is a defendant in the collection lawsuit filed by TVM Comércio e Representações Ltda. (TVM) against TIM Celular and against DM5 Comércio e Representação Ltda. (DM5) in the historical amount of R$4,019, in which TVM seeks an award against TIM and DM5, jointly and severally, for payment of the adjusted cost of the acquisition by DM5 from TVM of business outlets which, subsequently, were transferred to TIM Celular S/A. TVM argues that a conveyance of the business outlets to TIM took place and, therefore, that TIM should be responsible for paying the debt of DM5. On February 15, 2013, the lawsuit was judged in the first instance, and TIM and DM5 were jointly and severally condemned to pay the amount of R$4,019, plus interest and monetary adjustment since the filing of the lawsuit. On March 1, 2013, TIM filed an Appeal, which was partially accepted on November 28, 2013, to exclude sentencing to payment of late payment fine, only. On December 16, 2013, TIM filed Declaration Embargoes against the appellate decision, but on March 20, 2014, these were denied. On May 8, 2014, TIM filed a Special Appeal against the appellate decision. The appeal is pending processing.

  a.6. Suit for declaratory judgment filed by the Magistrates Association of Paraná (AMAPAR)

  TIM is a defendant in a suit filed by the Magistrates Association of Paraná (AMAPAR) demanding the annulment of three contracts executed between the parties due to breach of the conditions previously agreed. In an initial decision the judge granted interlocutory relief and imposed a daily fine. TIM submitted an interlocutory appeal against the decision. However, the appeal was not upheld by the Appellate Court. In the sentence, the original claims were considered valid. TIM filed an appeal which was partially upheld. In compliance with the decision, the authors are executing the updated amount of R$3,925 referring to the sentence and the amount imposed as a fine. TIM has appealed the decision and is awaiting judgment of the appeal.

  (b)

  Labor claims

  These refer both to claims filed by former employees, in relation to matters such as salary differences, wage parity, payments of variable compensation/commissions, additional legal payments, overtime and other provisions that were established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not satisfied by the service provider companies.

  Out of the 16,896 labor claims at September 30, 2014 (13,577 at December 31, 2013) filed against the Company and its subsidiaries, most of them relate to claims that involve former employees of service providers. Part of the lawsuits relate to specific projects involving the revision of service provider contracts, which in 2006 led to the termination of some of these contracts, with the subsequent winding-up of these companies and the laying-off of employees.

  Another significant portion of the contingencies that exist relates to the organizational restructuring processes, especially the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 in-house staff and outsourced personnel. At September 30, 2014, the provision for these cases amounts to R$16,800 (R$19,371 at December 31, 2013).

  (c)

  Tax proceedings

  The Company and its subsidiaries have received tax assessments in which our external legal counsel consider the risk of loss as probable. Briefly, these assessments refer to one-off operational issues where some documentation requested has not yet been complied with in full or where formal procedures have not been strictly observed.

  In the case of federal taxes, a provision for TIM Celular has been made for three specific tax cases referring to CIDE, CPMF and CSLL that totaled R$25,059. From these cases, the main amount relates to the case in which TIM intends to have the right not to pay for the CPMF allegedly due to simultaneous purchase and sale transactions of foreign currency, the updated amount provided for is R$21,599.

  Regarding several state lawsuits, the total updated amount provisioned is R$83,358.

  Regarding municipal taxes, the amount provisioned is R$801.

  Tax contingencies arising from the acquisition of Intelig, accrued in its PPA process, amounts to R$97,418.

  (d)

  Regulatory proceedings

  Due to an alleged failure to comply with some of the provisions set out in the RSMP (Personal Mobile Service Regulations), the STFC (Switched Landline Telephone Service Regulations) and the quality targets defined under the General Quality Targets Plan (PGMQ) for SMP (PGMQ-SMP) and STFC (PGMQ-STFC), Anatel filed eight (8) Procedures for the Determination of Non-Compliance of Obligations (PADOs), involving the subsidiaries as of September 30, 2014. Furthermore, there is an Administrative Proceeding with the Brazilian Anti-Trust Body (CADE) which has been provisioned.

  The Company has exerted its best efforts and presented all arguments at all administrative levels, to avoid sanctions to its subsidiaries. These arguments, which are mostly of a technical and legal nature, may help significantly reduce the initial monetary sanction (fine) charged. The provision made by the Company, in the amount of R$55,584, monetarily adjusted, reflects this assessment.

  Anatel has brought administrative proceedings against the subsidiaries for: (i) failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

  The Subsidiaries submitted to Anatel administrative defenses and filed administrative appeals and requests for reconsideration (through the courts whenever necessary), explaining that the non-compliance was due to several factors, most of them involuntary and not related to the activities and actions performed by the companies.

  (e)

  Administrative and legal proceedings involving possible losses

  Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the Management and the Company's legal advisors. No provisions have been set up for these administrative and legal proceedings, and no materially adverse effects are expected on the quarterly financial statements as shown below:

	Consolidated

	09/2014	12/2013

Civil	795,213	592,638
Labor	491,901	427,788
Tax	8,607,387	7,787,119
Regulatory	74,708	73,614
	9,969,209	8,881,159

  The administrative and legal proceedings assessed as possible losses are monitored by the Management and disclosed on its historical values.

  The main actions where the risk of loss is classified as possible are described below:

  e.1.

  Civil

  e.1.1.

  Consumer actions

  The subsidiaries are parties to 80,782 lawsuits (77,316 at December, 31, 2013), that refer to claims that have been filed by consumers at the judicial and administrative levels. The aforementioned lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, amounting to R$346,527.

  e.1.2.

  Class actions

  There are several class actions against subsidiaries where the risk of loss is regarded as being possible. They are summarized as follows: (i) a lawsuit against TIM Celular in the State of Rio Grande do Norte (Natal) questioning the quality of the services provided and the network in that State, as well as the quality of services provided in Florândia, Upanema and Jucurutu; (ii) a lawsuit against TIM Celular in the State of Pará, challenging the quality of the service provided by the network in the state and the municipalities of São Felix do Xingu, Parauapebas, Marabá, Xinguara, Portel, Novo Progresso and Itaituba; (iii) lawsuits against TIM Celular in the State of Maranhão, challenging the quality of the service provided by the network in the following municipalities: Balsas, Grajaú, Coelho Neto, Vitorino Freire, São Luis, Magalhães de Almeida, Governador Eugênio Barros, Carolina, Buriti, São Raimundo das Mangabeiras, Paraibano, Governador Nunes Freire, Santo Antonio dos Lopes, Santa Luzia, Igarapé Grande, Pedreiras, Olho D'Água das Cunhas, Presidente Dutra, Vargem Grande and Nina Rodrigues, Santa Inês, Colinas, Codó and Carutapera, in addition to a Public Civil Suit questioning the quality of the service in the entire State of Maranhão; (iv) lawsuits against TIM Celular in the State of Ceará, challenging the quality of the services provided and the network in Fortaleza, Iguatu, Monsenhor Tabosa, Ibiapina, Icapuí, Tauá and Icó; (v) lawsuits against TIM Celular in the State of Piauí, challenging the quality of the services provided and the network in that state; (vi) lawsuits against TIM Celular in the State of Rondônia, challenging the quality of the services provided and of the network in the municipality of Machadinho do Oeste (Vale do Anari) and Rolim de Moura; (vii) lawsuits against TIM Celular in the State of Amazonas, challenging the quality of the services provided and of the network in that State, in Manaus, Tabatinga, Humaitá and Tefé; (viii) lawsuits against TIM Celular in the State of Mato Grosso, challenging the quality of the services provided and of the network in Novo São Joaquim, Campinópolis and Nova Xavantina, Nova Maringá, Santo Antonio do Leverger and Juscimeira; (ix) a lawsuit filed against TIM Celular in the State of Pernambuco, questioning the quality of the service provided and the network in that state, in addition to lawsuits filed in the municipalities of Araripina, Ouricuri, Exu and Petrolândia; (x) lawsuits filed against TIM Celular in the State of Alagoas, questioning the quality of the services and the network in that State, especially in the municipalities of Arapiraca, in addition to one Public Civil Suit questioning the quality of the service in the entire State of Alagoas; (xi) a lawsuit filed against TIM Celular and other operators in the State of São Paulo, questioning the service and network quality in Rio Claro (Ajapi District) and Cordeirópolis, as well as a lawsuit filed against TIM Celular questioning the quality of data services provided by TIM in São Paulo; (xii) a lawsuit filed against TIM Celular in the State of Paraíba, questioning the quality of the services and the network in the municipalities of Pombal and Monteiro; (xiii) a lawsuit filed against TIM Celular in the State of Minas Gerais questioning the quality of the services and the network in that State and two specific lawsuits questioning the quality of network in Uberlândia and another lawsuit in Juiz de Fora; (xiv) a lawsuit filed against TIM Celular and other operators in the State of Rio Grande do Sul requesting an expert investigation to verify the quality of service and network in such State; (xv) a lawsuit filed against TIM Celular in the State of Santa Catarina questioning the quality of service and network in such State and the existence of relationship sectors in certain locations, in addition to the lawsuit filed to challenge the quality of services in the Municipality of Ipumirim; (xvi) a lawsuit filed against TIM Celular in the State of Paraná, questioning the quality of services provided and of the network in that state; (xvii) lawsuits filed against TIM Celular, in the State of Tocantins, questioning the quality of services provided and of the network in the municipalities of Itaguatins, Araguaína and Palmas; (xviii) three public civil lawsuits questioning the quality of the service in the State of Rio de Janeiro; (xix) a lawsuit against TIM Celular in the State of Espírito Santo questioning the quality of the service and the network in Várzea Alegre, in addition to a public civil lawsuit filed by the Office of the Public Defender of the State of Espírito Santo, questioning the quality of services in Baixo Guandu; (xx) lawsuits against TIM Celular in the State of Bahia, questioning the quality of the service and the network in Itiruçu, Gentio de Ouro, Licínio de Almeida, Ipupiara and Vitória da Conquista ; (xxi) lawsuit filed against TIM Celular by the Public Prosecutor's Office, questioning the quality of the services in Distrito Federal, in addition to a public civil lawsuit filed by a consumer defense entity questioning the quality of data services throughout the Brazilian territory; (xxii) two lawsuits filed against TIM Celular in the State of Amapá, challenging the quality of services provided and the State's network, as well as one public civil lawsuit questioning the quality of services in the municipality of Oiapoque; (xxiii) a lawsuit filed against TIM Celular in the State of Goiás, questioning the quality of the services rendered and of the network in the State; and (xxiv) a lawsuit filed against TIM Celular questioning the quality of the service in the municipality of Feijó, in the State of Acre.

  Regarding class actions involving Intelig, the risk of loss of which is considered possible, the following is worth being emphasized: (i) public civil suit filed by the State of Rio de Janeiro involving advertising in the company's building; (ii) public civil suits involving the charging of fees in bordering areas and filed by the Prosecution Office of the States of Paraná, Rio de Janeiro and the Federal District; and (iii) public civil suits involving the charging of fees after the regulated term provided for by ANATEL in Cascavel, Uberlândia, Fortaleza and São Paulo; and (iv) a civil public action filed by the Public Prosecutor of the State of Minas Gerais, questioning the alleged incorrect charging of users ..

  e.1.3.

  Other actions and proceedings

  TIM is a defendant in the indemnity lawsuit filed by Secit Brasil Ltda, alleging that TIM is in breach of contract. This company was hired by TIM to carry out infrastructure work on the installation of ERBs in area 4 (Minas Gerais). TIM has already filed its defense and evidence has been collected and is awaiting validation by the court. No lower level judgment has been handed down. The amount allocated to this case is R$9,758.

  TIM has filed a collection lawsuit against DM Link Representação Comercial Ltda., Davi Marcelino Vieira, Marcos Marcelino Vieira and Monica Ferreira Odria Vieira, to have them sentenced to pay R$3,511 plus monetary restatement and interest, and a lawsuit against DM5 Comércio e Representação Ltda., so that it is sentenced to pay R$5,004. DM5 and DM Link were TIM sales outlets, but because of the companies' debts, the agreements were terminated. In order to pay down the debt, DM5 offered stores in payment of the debt of DM Link, amounting to R$5,861. DM5, in turn, filed a counterclaim, requesting that the transfer of the stores be declared null and their return to DM5, that TIM be sentenced to pay the dividends it would have received while the stores were in its possession and that if the return of the stores was impossible, that TIM be sentenced to pay indemnification corresponding to the "market value" of the stores, this value to be ascertained by expert investigation. A conciliation hearing has been designated. The conciliation hearing was held on October 23, 2013, and was unsuccessful. On February 13, 2014, a ruling was made approving the production of expert evidence and notifying the Expert accordingly. No lower court decision has been handed down.

  TIM is a defendant in the lawsuit brought by the company INTEGRAÇÃO Consultoria e Serviços Telemáticos Ltda. (recharge distributor), with the 2nd Lower Court of the Judicial District of Florianópolis, State of Santa Catarina, for the sum of R$4,000 which aims to stay the execution and, in the lawsuit, requests (i) indemnification corresponding to notice of termination of 180 days for each reduction of the area operated in the agreement; (ii) indemnification for the goodwill lost on account of the defendant having terminated the agreement; (iii) recognition of the illegality of the goals system; (iv) declaration of the non-enforceability of the invoices due in May 2008; (v) declaring of null and void the instrument of confession of debt; and (vi) declaring of null and void the mortgages constituted on behalf of the defendant. Finally, the injunction requests non-inclusion in lists of bad debtors. The injunction was granted by the court. It should be stressed that TIM filed an execution action against the aforementioned company with the 4th Lower Court of Florianópolis, for the sum of R$3,957. An appeal was filed against execution, requesting effect of "supersedeas", by Integração Consultoria, which was rejected by the judge. This lead to the filing of an interlocutory appeal, with the effect of supersedeas having been granted. TIM has made a declaration to the effect that the assets listed by the execution debtor are insufficient to secure the execution. The execution against TIM is currently suspended due to the fact that an Interlocutory Appeal has been filed, whose staying effect has been granted, and is pending judgment at the court: in other words, until otherwise decided by the High Court there will be no order from the original court for a lien on assets in the fixed amount execution action. No decision has yet been handed down regarding the ordinary action.

  TIM is a defendant in a declaratory lawsuit filed by CONSETREL Cadastros, Serviços e Representações Ltda. with the 2nd Civil Court of the Jurisdiction of Lavras, State of Minas Gerais, requesting the amount of R$3,203. This company was a commercial partner of TIM and alleges that the termination of the agreement was "unfair, unjustified and irregular", since "the plaintiff was at no time in breach of contract." In addition to its defense, TIM also alleged jurisdictional defense (so that the clause concerning the choice of jurisdiction contemplated in the agreement was duly observed). This defense was not admitted, after which TIM filed an interlocutory appeal. The Court granted this appeal. The case records were remitted to the Judicial District of the Capital City of the State of Minas Gerais. TIM requested the production of expert proof, which was approved. CONSETREL appealed the decision but the appeals were rejected. The author filed an interlocutory appeal against the decision, while TIM submitted counter arguments to the interlocutory appeal.No lower court decision has yet been handed down.

  In December 2010, TIM filed with the 15th Federal Court of the Federal District an action of ordinary proceeding against ANATEL requesting interlocutory relief for the purpose of acknowledgement and annulment of PADO N. 53500.025648/2005 and of Act N. 62.985/07. The PADO applied by ANATEL prevented the company from participating in the public bid for the "H" Band. Interlocutory relief was not granted by the judge, which enabled TIM to make a court deposit of R$3,595 in order to suspend the debt and enable the company to participate in the bidding process. The judge ruled for the suspension of the charge until a decision is reached. TIM has already filed a reply and petition, submitting evidence that the court deposit has been supplemented. The lawsuit was ruled partially valid, so as to annul default charges before the date of maturity of the fine .. TIM filed an Appeal, and ANATEL also appealed the unfavorable decision rendered against it. Currently, the case records are pending judgment at the Federal Regional Court of the 1st Region.

  In October 2012, TIM filed for the annulment of the administrative proceeding against ANATEL regarding the debt deriving from the 2% charge on interconnection revenues for renewal of the right to use radiofrequencies associated with the provision of personal mobile services in the State of Paraná (except for the municipalities of Londrina and Tamarana); the State of Pernambuco; in the municipalities of Pelotas, Morro Redondo, Capão do Leão e Turuçu, in the State of Rio Grande do Sul; and in the State of Piauí, in the amount of R$11,519. Our request to suspend the payment of the debit was accepted against the presentation of a letter of guarantee. The judge of the lower court ruled in favor of approval of the claim in full, and declared the debt unenforceable. On July 25, 2014 a decision was handed down accepting the Appeal filed by ANATEL with the effect of review and also determined that TIM be subpoenaed to present counter arguments within 15 days. On August 13, 2014 TIM submitted its counter arguments to the ANATEL Appeal. On August 26, 2014 the case records were sent to the Federal Appellate Court of the 1st Region.

  In addition to the lawsuits mentioned above, there are nine notices of violation filed by the Consumer Protection Foundation - Procon/SP against TIM Celular based on: (I) alleged abusive nature of the clauses contained in the Data Package Agreement; (II) absence of coverage for TIM Web and TIM Home services in certain locations; (III) failure to comply with a request for cancellation of an agreement; (IV) charging consumers for handsets not received; (V) alleged failure to comply with State Law No. 13220/08, involving the "No Call" register (prohibiting telemarketing); (VI) a newspaper article alleging that telephone companies were restricting internet use on tablets to pay-as-you-go subscribers; (VII) verification of abusive clauses in a service agreement; (VIII) shortcomings in services provided due to interruptions in Santa Fé do Sul and São Paulo, and miscellaneous individual complaints; (IX) failure to comply with Decree No. 6523/08, dealing with the Customer Call Center (SAC). The fines imposed by the Procon/SP vary from R$3,192 to R$7,133. TIM has filed its administrative defense in all cases, but at the appeal level, several fines were upheld and/or are awaiting judgment. In those cases where the administrative discussion phase has run its course, lawsuits were filed for annulment of those fines. In the case of "blocking of telemarketing", TIM obtained an injunction suspending the effects of the administrative decision upon submission of a Letter of Guarantee. There is still no decision at the judicial level for any of the cases mentioned.

  TIM received twelve assessment notices from the Center for Consumer Protection and Defense - PROCON Londrina/PR, on the grounds of complaints from consumers relating to alleged (I) incorrect discounts in credit reloading; (II) discounts referring to the "Additional Super Discount Offer;" "12 Months' Super Discount Offer;" and "Superdiscount TIM postpaid" plans; (III) cancellation of service and incorrect collection; (IV) onerous offer; (V) obstruction in cancellation of services agreement; (VI) incorrect registration in credit protection database and misinformation provided to consumer; (VII) portability problems; (VIII) misleading advertising; (IX) cancellation problems; (X) receipt of incorrect invoices and unilateral amendment of the plan; (XI) blocking of handset; (XII) wrong offer of handset, all of them providing for a monetary fine of R$7,133, each. TIM filed an administrative appeal in all cases above, which is pending judgment.

  TIM Celular S/A, Intelig Telecomunicações Ltda., Oi SA/A, TNL PCS S/A and 14 Brasil Telecom Móvel S/A filed an innominate provisional remedy against ANATEL, discussing the pro rata monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies in a period less than the legal minimum (twelve months). The amount in dispute totals R$24,586. An injunction was granted on the basis of an interlocutory appeal, so as to authorize the deposit of the amount in dispute, referring to the monetary restatement calculation made by ANATEL upon payment of the amount offered by the plaintiffs in their price proposals regarding the radiofrequencies granted to them. An amendment to the complaint was approved for conversion of the provisional proceeding into an ordinary proceeding, and ANATEL is expected to be served a process to challenge the ordinary proceeding. A lower court decision is still pending.

  TIM filed an annulment action against PROCON in the State of Goiás regarding the application of an administrative fine in the amount of R$5,058, arising from alleged lack of quality in the provision of services given non-availability of network coverage in Goiânia on May 21, 2013. TIM intends to cancel the credit by submitting of bank guarantee. A lower court decision is still pending.

  TIM was assessed by the Public Prosecutor’s Office of Minas Gerais in the amount of R$8,721, due to an administrative proceeding to investigate alleged shortcomings in the services provided in the State of Minas Gerais. TIM lodged an administrative appeal and awaits a decision on the case.

  TIM filed an action to annul with request for anticipation of the effects of protection against Anatel, whereby it argued that the collection of a 2% surcharge on interconnection revenues should be annulled, because of the extension of the right to use radio frequencies related to PVCP/SPV Authorization Documents Nos. 002/2006, 074/2008, 086/2008, 085/2008, 084/2004 and 087/2008, declaring unenforceable the debits included in Administrative Tax Proceedings Nos. 53500.009876/2009, 53500.009509/2010, 53500.009511/2010, 53500.009512/2010, 53500.009523/2010 and 53500.009557/2010, for a total of R$34,181. The lawsuit was distributed in the 9th Federal Court of Brasília, which ruled in favor of the injunction and suspended the enforceability of the debit ANATEL appealed, claiming the guarantee insurance as a counter guarantee for the anticipated protection. On March 12, 2014, a ruling was handed down denying continuance, monocratically, of ANATEL’s, upholding the injunction against a security bond. Enforceability of the 2% debit under Administrative Proceeding No. 9876 is thus still suspended. On June 3, 2014 TIM was subpoenaed to present its reply and on June 13, 2014 TIM submitted its reply and specified evidence. On August 4, 2014 ANATEL filed a request for specification of evidence. A lower court decision is still pending.

  TIM filed an annulment action against ANATEL regarding payment for extension of radiofrequency use rights linked to the provision of SMP services on interconnection and SVA revenues, according to Tax and Administrative Proceeding No. 53500.008519/2012, and declaration of the debt determined, in the updated amount of R$20,877, as unenforceable. According to the decision rendered, the lawsuit became moot, since the payment of 2% on SVA and interconnection had already been analyzed in Action for Payment in Court No. 0020904.41.2012.4.01.3400. As a matter of fact, the subject matter of this Action comprises only the undisputed amount of 2% levied on SMP services, which ANATEL has refused to receive. On June 13, 2014 TIM filed a Motion for Clarification. On July 15, 2014 the decision was published, rejecting the Motion for Clarification by TIM. On July 29, 2014 TIM filed an Appeal from Final Judgment which was received with both effects on August 6, 2014.

  TIM is a defendant in a lawsuit for moral damages filed by an Individual currently in progress in the Judicial District of Jales, State of São Paulo. The plaintiff is claiming moral damages. The lower court sentenced TIM to the payment of damages in the amount of R$6 to the plaintiff and R$5,000 for social damages in favor of two hospitals in the region. TIM is currently waiting for judgment of the innominate appeal, which granted staying effect to the lower court decision.

  TIM filed an action for annulment against the assessment issued by the PROCON/DF, in the amount of R$3,688, in an administrative proceeding intended to investigate alleged violations to the Consumer Defense Code (Law 8078/90), the SAC Decree (Law 6523/2008) and pricing rules (Law 10962/2004). TIM filed an interlocutory appeal for suspension of the enforceability of the debit. There has been no decision by the lower courts.

  TIM is a defendant in an administrative proceeding instituted by the Public Prosecutor’s Office of Minas Gerais that seeks to ascertain actions that violate consumer relations regarding the charging of deductibles on mobile broadband data transmission. TIM has submitted its arguments and provided the Public Prosecutor with clarification. Afterwards the entity handed down a decision that imposed a fine on TIM of R$5,160. TIM filed an administrative proceeding which is awaiting judgment.

  Among the lawsuits of Intelig classified as a possible risk, we highlight:

  The collection lawsuit filed by Orolix Desenvolvimento de Software Ltda with the 36th Lower Court of the Rio de Janeiro Jurisdiction, requesting an amount of R$5,433 based on alleged breach of contract. Intelig has submitted its defense, and the case records are currently under expert investigation. In February 2012, Orolix filed a reply, but there is still no decision from the lower court.

  Intelig was involved in a creditor’s action filed by Editora JB/Gazeta Mercantil, as there was an understanding regarding creation of an economic group with the companies belonging to the Docas Group. As a result, it was decided to freeze Interlig’s accounts in the amount of R$3,942. Intelig filed an interlocutory appeal which was rejected. Intelig appealed this decision via a motion for clarification, which was rejected. A decision by the court regarding the admissibility of a special appeal is awaited.

  e.2.

  Labor claims

  e.2.1. Labor claims

  A significant percentage of the existing contingencies relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 employees, including in-house staff and outsourced personnel.

  Case record 01102-2006-024-03-00-0 refers to a public civil action filed by the Labor Public Prosecutor's Office of the 3rd Region, in the State of Minas Gerais, which alleged irregular outsourcing practices and contained a formal request for collective moral damages. A judgment was rendered and published on April 16, 2008, in which the first degree acting judge ruled the Labor Public Prosecutor's Office claims as partially valid, recognizing irregular outsourcing and collective moral damages. An appeal was filed against this decision, and was dismissed on July 13, 2009. Prior to filing the aforementioned appeal, TIM Celular filed a writ of mandamus to prevent immediate compliance of the coercive acts imposed by the sentence. In view of the appeal filed, the writ of mandamus lost its purpose.

  In order to obtain staying effects for its appeal, TIM Celular filed an innominate writ of prevention, which was dismissed without prejudice. In order to reverse the decision of the Regional Labor Court of the 3rd Region, TIM Celular filed an appeal against abusive acts of the judge with the Superior Labor Court, and obtained a favorable decision, which reversed the Court of Appeals` decision. A motion for clarification was filed, but dismissed. On September 16, 2009, a motion to review was filed, which is pending judgment by the TST (Higher Labor Court). A ruling was issued on November 22, 2013, denying the request for admissibility of the outsourcing, and on November 29, 2013, TIM lodged an appeal for Declaratory Embargoes and issued a summons to the MPT. We filed an appeal with the Federal Supreme Court (STF) and are awaiting a decision.

  As a result of the above mentioned Public Civil Action in Minas Gerais, the Labor Public Prosecutor's Office of the Federal District filed case number 1218-2009-007-10-00-8 (Public Civil Action), alleging irregular outsourcing practices and a formal request for collective moral damages. The action was ruled groundless, establishing that, as a result of the General Telecommunications Law, all outsourcing in the telecommunications sector is legal. The Labor Public Prosecutor's Office filed an Ordinary Appeal with the Regional Labor Court (TRT) of the 10th Region in March/2010, the decision of the 1st instance being maintained, namely that the intention of the Labor Public Prosecutor's Office is without foundation. Dissatisfied with the decision, the Public Prosecutor's Office filed for a review, which is still waiting to be heard by the TST.

  A group of actions have been filed in the State of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees` work cards. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash.

  It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former Gazeta Mercantil, Jornal do Brasil and JB Editora employees who have filed claims requesting inclusion of Holdco or TIM Participações as defendants, with later payment of damages. We point out that the plaintiffs were employees of the company Gazeta Mercantil, Jornal do Brasil and JB Editora, without any employment ties with Holdco or TIM Participações. It should be stressed that prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil and Jornal do Brasil is part.

  e.2.2. Social Security

  In São Paulo TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing in the amount of R$4,713. The subsidiary filed its administrative defense, but on September 16, 2009, a decision was rendered which upheld the assessment notice. On October 5, 2009, an administrative appeal was filed, but the assessment was upheld. On account of the final decision on the assessment at the administrative level, an action was filed for reversal of the assessment, and a decision is now awaited.

  In May 2006, TIM Celular was assessed under tax assessment notice No. 35611926-2 for social security contributions that were allegedly due in connection with the following: (i) hiring bonus; (ii) non-adjusted bonus; (iii) payments to self-employed persons; and (iv) sales incentives. The company filed an administrative defense but this did not reverse the tax assessment (decision - assessment). In an attempt to get this decision reversed, TIM Celular filed an appeal with the Ministry of Finance's Taxpayers' Council, which is now pending judgment.

  Intelig in Rio de Janeiro received Tax Assessments for Entry of Debits regarding alleged irregularity in the payment of social security contributions levied on the following cases: (i) profit sharing; (ii) retention of 11% on services agreements; (iii) failure to deduct and pay on management's fees and (iv) failure to properly fill out the GFIP. Administrative defense was presented, with an unfavorable outcome (decision-notification) for undoing the entry. In order to have this decision changed, Intelig filed an appeal with the Taxpayers Commission of the Ministry of Finance, which upheld the assessment. On account of the final decision on the assessment at the administrative level, involving the retention of 11% in services agreements, an action was filed to have the assessment reversed.

  e.3.

  Tax claims

  e.3.1.

  IR and CSLL

  On October 30, 2006, TIM Celular received tax assessment notices which initially amounted to R$331,171. In March 2007, the Federal Revenue Secretariat in Recife, State of Pernambuco, notified the subsidiary by means of a Tax Information Report, which informed the company that part of the amounts in connection with income and social contribution taxes and a separate fine, which added up to a total of R$73,027 (principal and separate fine) had been excluded from the assessment notice. Thus the final amount of the infraction notice was set at R$258,144. TIM Celular filed an appeal, which in June 2013 was forwarded to the 2nd Ordinary Panel of the 4th Chamber of the 1st Section of the Administrative Tax Appeals Council (CARF) .. We are currently waiting for the trial to be held.

  These tax assessment notices make up the same administrative proceeding, and include demands in connection with the alleged failure to pay income and social contribution taxes, together with a separate unrelated fine for various reasons. Most of these relate to the amortization of goodwill resulting from the privatization auction of the Telebrás System and related tax deductions. Under Law No. 9532/97, Article 7, the proceeds of goodwill amortization can be included in the actual profit of a subsidiary created as a result of a merger, spin-off or consolidation, whereby one company has a stake in the other, with said stake being acquired based on the future profitability of the investee. It should be stressed that this is a normal market transaction and is in accordance with CVM (Brazilian Securities Commission) Instruction No. 319/99.

  The Tax Information Report mentioned did indeed lead to part of the infractions contained in the assessment notice, which discussed the timely adaptation of the deductibility of the goodwill for several specific federal tax offsetting proceedings amounting to R$86,633, these arising from set-offs involving this recognition. In September 2009 and April 2011, a decision was rendered partially favorable to TIM Celular for some of the offsetting proceedings, reducing part of the credit offset by the subsidiary. The subsidiary continues to challenge the remainder of the offsetting proceedings, part at the administrative level totaling R$70,366 and part at the judicial level totaling R$16,267.

  In December 2010, TIM Celular received an infraction notice served by the Federal Revenue Department in the State of São Paulo in the amount of R$164,102 involving (i) the alleged non-addition to the income and social contribution taxes of the amount referring to the amortization of the goodwill from the acquisition of shares of Tele Nordeste Celular Participações; (ii) exclusion of the amortized goodwill; (iii) deduction of corporate income tax by way of fiscal incentive for reduction of tax and allegedly non-refundable additional amounts on account of the alleged failure to formalize with the Federal Revenue Service the incentive granted by the SUDENE. This tax assessment notice was immediately challenged by the subsidiary. In June 2013, the 2nd Panel of the 1st Chamber of the CARF partially ruled in favor of the voluntary appeal filed by the subsidiary. On December 31, 2013, the National Treasury Prosecutor’s Office lodged a Special Appeal, which is currently being studied for admissibility.

  In March 2011, TIM Celular, as successor to TIM Nordeste (the new name of Maxitel following the incorporation of TIM Nordeste Telecomunicações) received a tax assessment notice filed by the Federal Revenue Department of the State of Pernambuco, amounting to R$1,265,346 concerning income and social contribution taxes referring to: (i) deduction of goodwill amortization expenses; (ii) exclusion of the reversal of the goodwill from the former BITEL; (iii) improper set-off of tax losses and negative bases by disregarding the incorporation of TIM Nordeste Telecomunicações by Maxitel; (iv) improper use of the (Sudene) income tax reduction tax benefit in 2006, for alleged failure to formalize the benefit with the Federal Revenue Department; (v) deductions of WHT without proof of payment; (vi) deduction of estimates without proof of payment; (vii) one-off penalty for underpayment of estimates; (viii) regulatory penalty for omitting information and failure to produce digital files and (ix) supplementary entry to the administrative proceeding mentioned in the above paragraph. This notice was immediately contested by the subsidiary.

  The first judgment at the administrative level was confirmed, and the assessment notice was fully ratified. Additionally, the subsidiary, on a timely basis, submitted its appeal to the CARF, and, based on case law related to companies having similar causes, where such companies were rendered a favorable judgment, TIM Celular, however, considering all existing precedents, maintains its estimate of possible loss. In May 2013, the voluntary appeal filed by the company was forwarded to the 3rd Panel of the 1st Chamber of the CARF, and is currently waiting to go to court.

  e.3.2.

  IRRF, CSLL and CIDE

  In February 2003, TIM Celular received a tax assessment notice drawn up by the Federal Revenue Department on the grounds of non-homologation of offsetting PIS and COFINS debts against Negative Income Tax balance ascertained in DIPJ/2003 (civil year 2002), in the total amount of R$72,499. In May 2013, the risk classification was amended on the recommendation of the sponsors of the lawsuit, given the evolution of case law in this respect. For this reason the amount of R$11,765 was classified, in the past, as probable risk, with the remaining R$60,733 as possible risk. We are awaiting the second administrative instance judgment. In December 2013 the Company formally joined the Federal Refis scheme, and settlement was subsequently confirmed.

  In December 2006, the subsidiary Intelig received notification from the Federal Revenue Department amounting to R$49,652, arising from the alleged failure to pay IRRF and CIDE on remittances abroad by way of remuneration for outbound traffic. This notification was being challenged at the administrative level. After judgment, in May 2012, the notification was upheld on the grounds that the Company opted for discussion at the judicial level. In October 2012, an administrative request for write-off of amounts was filed due to the final favorable decision on the writ of mandamus. In October 2012, the Federal Revenue Office pronounced itself regarding the exclusion of IRRF in the amount of R$30,098, maintaining the payment only of CIDE in the historical amount of R$19,554. Against this decision, a hierarchical appeal was filed in November 2012; however, it was denied in December of the same year. In February 2013, a lawsuit was filed on behalf of INTELIG, with the purpose of annulling the CIDE tax credit arising from remittances abroad in the amount referred to above. Regarding the tax credit arising from IRRF, the amount collected was administratively annulled, and the remaining CIDE amount of R$39,957 is still being disputed. A Performance Bond was offered, and a preliminary injunction was granted in favor of the Company. In October 2013, the proper Tax Execution Action was filed, being currently stayed as a result of the injunction granted in the case records of the action for annulment. The risk is classified as possible, taking into account the favorable precedents determined by the Judicial Branch ..

  In May 2010, TIM Celular received three tax assessment notices from the Federal Revenue Department in São Paulo, amounting to R$50,026 involving: (i) failure to pay IRRF on earnings of overseas residents remitted as international roaming and payment to unidentified beneficiaries; (ii) failure to pay CIDE on payment of royalties on remittances abroad, as well as on remittances concerning international roaming; and (iii) reductions to fiscal losses (IRPJ/CSLL) referring to the deduction of unproven expenses by way of technical services. These assessments were immediately challenged by the subsidiary and are awaiting a decision at the administrative level. A portion of these tax assessment notices in the restated amount of R$2,773 was classified as probable loss and, therefore, provided in November 2011.

  In November 2010, TIM Celular filed a lawsuit aiming at ensuring the right not to pay CSLL on monetary variations arising from swap transactions, in the total amount of R$35,662. We are awaiting the second administrative instance judgment.

  In February 2012 and December 2013, TIM Celular received 3 tax assessment notices from the Federal Revenue Service in São Paulo, amounting to R$186,935, where loss has been classified as possible. These involve: (i) CIDE tax on overseas remittances; and (ii) income tax at source on royalties and payments for technical assistance for persons residing or domiciled abroad. These assessments were contested on a timely basis by the subsidiary, and we are awaiting the first administrative instance judgment.

  In July and August 2014 TIM Celular received assessments from the Brazilian Federal Revenue Service constituting the collection of tax credits on IPRJ, PIS/COFINS and CSLL taxes regarding the non-validation of credits for (i) withholding tax at source on financial investments and negative IRPJ balances used to offset CSLL and COFINS taxes due in December 2012 and July 2011 and (ii) partial validation of the request to recognize credits regarding Law No. 9718/98 used to offset debits of PIS/COFINS and IRPJ taxes referring to October 2012 and November 2012. The amount involved stands at R$68,252. The assessments were contested in a timely manner.

  In September 2014 TIM Celular filed a suit against the Brazilian government in a effort to suspend any debits arising from non-validation of the set-offs, taking into account the cancelation of part of the credits on the negative balances for calendar years 2008 and 2009 and the recomposition of the IRPJ and CSLL tax base of the former TIM Nordeste. Surety letters were presented and a preliminary injunction was granted in the subsidiary’s favor. The total amount involved is R$140,009.

  e.3.3.

  ICMS

  TIM Celular received assessment notices from the tax authorities of the State of Santa Catarina in 2003 and 2004, mainly relating to disputes regarding the levying of ICMS on telecommunication services provided by the Subsidiary and allegedly not paid, as well as in connection with the sale of phone sets. The amount that is now being disputed is R$25,427 of which R$19,675 is classified as possible risk and R$5,753 as probable risk. The original tax assessment was for the sum of R$95,449.

  In October 2009 and June 2011 the subsidiary TIM Celular received tax assessment notices drawn up by the tax authorities of the States of Bahia and Ceará concerning (i) alleged double entries; absence of tax documents attesting to entitlement to ICMS credits; application of incorrect rates; booking of taxable services as non-taxable; (ii) failure to make ICMS payments for having failed to produce documentary proof of the reversal of the debit. The tax assessment notices issued by the State of Ceará are being defended at the administrative level, and total R$50,154. Given the conclusion of the administrative phase, the tax credit recorded by the State of Bahia is being contested at the judicial level, and the parent company submitted, as established by court order, a bank guarantee to support the claim. The amount involved totals R$25,309. In June 2014 a provision amounting to R$3,564 was set up to cover part of the amount involved.

  In October 2003, TIM Celular filed a Writ of Mandamus for the purpose of waiving the charge of 2% (two per cent) referring to the State Fund against Poverty (FECOP) on pre-paid cards. Up to November 2013, the subsidiary made a monthly judicial deposit of the amounts ascertained, which currently total R$51,368. In December 2013, the Company therefore paid the corresponding sums to FECOP, without, however, cancelling the Writ of Mandamus.

  TIM has received tax execution notices for ICMS filed by the State of Rio de Janeiro for allegedly defaulting on payment of the tax on international roaming services provided, The aforementioned collection is being challenged at the judicial level and amounts to R$27,900.

  TIM Celular received tax assessment notices drawn up by the tax authorities of the States of Bahia and São Paulo for the respective sums of R$16,406 and R$46,923 alleging failure to proportionally reverse ICMS credits on shipment of exempt and non-taxed goods. The tax assessment notice drawn up by the tax authorities of the State of São Paulo was challenged at the administrative level, and is pending judgment. Given the conclusion of the administrative proceedings, legal action was filed and bonds were posted. The total amount involved is R$109,896.

  TIM Celular received assessment notices from the tax authorities of the States of São Paulo and Minas Gerais for the respective sums of R$469,776 and R$24,771, for allegedly having failed to include conditional discounts offered to clients in the ICMS basis of calculation, in addition to non-compliance with an ancillary obligation. One of the proceedings filed in the State of São is currently being discussed at the judicial level, in the amount of R$386,713. This subsidiary intends to challenge the aforementioned collections at the higher court.

  TIM Celular received in 2009, 2011 and 2012 tax assessment notices for the total sum of R$201,838 drawn up by the tax authorities of the States of Paraná, R$14,785, Pernambuco, R$20,436, Rio de Janeiro, R$33,019, São Paulo, R$51,201, Ceará, R$42,537, Paraíba, R$14,083 and Bahia, R$25,777, in connection with an alleged debit arising from taking ICMS credit on the purchase of electric energy. The aforementioned assessments are being challenged at the administrative level, R$47,804, and at the judicial level, R$154,036.

  TIM Celular received assessment notices from the tax authorities of the States of Paraná and Paraíba, in the amounts of R$24,047 and R$28,668, respectively, involving alleged failure to pay ICMS levied on telecommunication services provided (pre-paid model) - outgoing telephone card operations. Due to the closing of the administrative proceeding in the State of Paraíba, the subsidiary filed a legal remedy to post a Performance Bond in the amount of R$53,899. The assessment in the State of Paraná is being defended at the administrative level. Recently, the subsidiary reclassified part of the amounts involved to probable loss, and consequently recorded a provision –of R$17,049 for the assessment in the State of Paraná and R$5,957 for the collection made by the State of Paraíba.

  In September 2007, November 2010, June, November and December 2011, July and November 2012, and July 2013, TIM Celular received assessment notices drawn up by the tax authorities of the States of São Paulo, Rio Grande do Sul, Rio de Janeiro, Paraíba, Paraná and Bahia for an amount of R$636,535 involving points raised by the tax inspectors about the alleged reversal of ICMS tax credits regarding the acquisition of permanent assets allegedly without proof of origin of these entries in the CIAP (Control of ICMS Credits on Permanent Assets) Book. These assessments are being challenged at the administrative level, in the amount of R$236,424, and in the judicial level, in the amount of R$400,111.

  In May 2011, TIM Celular received a tax assessment notice drawn up by the State of São Paulo in the amount of R$367,860 involving (i) a penalty for alleged non compliance with an ancillary obligation for the alleged failure to present the 60i register of the SINTEGRA file for 2007 and 2008; and (ii) the alleged failure to pay ICMS on discounts deemed by the tax inspector to be conditional. The proceeding is pending decision by the administrative court of appeals. In December 2012, the subsidiary filed a legal action and posted bonds to discuss a tax credit in the amount of R$82,390 recorded against it by the tax authorities of the State of São Paulo, for collection of a fine resulting from alleged non-compliance with ancillary obligations.

  In July 2011, TIM Celular filed a lawsuit aiming to discuss a tax assessment notice drawn up by the State of São Paulo regarding an alleged incorrect ICMS tax credit, due to annulment of Telecom services as a result of incorrect invoicing/subscription fraud from March to December 2008, as well as regarding an alleged incorrect ICMS tax credit and overpayment in August and September 2008, in the amount of R$19,165.

  In July, September and October 2011 and December 2012, TIM Celular received a tax assessment notices from the tax authorities of the States of São Paulo, Mato Grosso, Paraíba and Minas Gerais in the amount of R$410,581, involving (i) alleged failure to pay ICMS tax from having failed to include in the calculation tax on communication services referring to installments taxed as "non-taxable/exempt"; and (ii) alleged failure to pay ICMS tax for having included on tax receipts the negative base by way of financial credits granted to customers involving services contested, leading to the reversal of debits without complying with the legislation. These assessments are being challenged by the subsidiary at the administrative and judicial level. The amount of R$396,690 has been classified as a possible risk, while R$13,891 has been reclassified as a remote risk on account of the partial success obtained in the tax review procedure.

  In December 2011, TIM Celular received a tax assessment filed by the State of Paraná amounting to R$63,101, alleging improper availment of ICMS credits referring to the period from May 2010 to August 2011. This assessment is being contested by the subsidiary at the administrative level.

  In December 2011, the subsidiary Intelig filed a suit to contest the tax assessment notice filed by the State of São Paulo, in the amount of R$20,285, which alleges improper availment of ICMS credits referring to the reversal of debits declared in the ancillary obligations of the state relating to tax events occurring in February, November and December 2003. This assessment is being contested at the judicial level.

  In January 2012, TIM Celular filed a suit to discuss the debt charged by the State of São Paulo on the alleged failure to pay the ICMS tax, as verified upon comparing the tax control register to the accessory obligation, and failure to submit the electronic file - Agreement 115, in the amount of R$34,638, regarding the administrative collection made in the year 2009. In October 2012, the Tax Execution was received. The advanced guarantee previously offered was transferred to the Tax Execution, and a motion for execution was filed.

  In March 2012, TIM Celular received a tax assessment notice drawn up by the Federal Revenue Department of the State of Rio de Janeiro, in the amount of R$15,603, with respect to extemporaneous credits arising from the acquisition of property, plant and equipment. Such tax assessment notice is being discussed also at the judicial level, through a Writ of Mandamus.

  In May 2012, TIM Celular received a tax assessment notice drawn up by the tax authorities of the State of São Paulo, in the amount of R$56,082, regarding ICMS tax difference on the amount of inventories existing on May 31, 2009, before the effectiveness of ST in the State of São Paulo in 2009. Such tax assessment notice is being discussed by the subsidiary at the administrative level.

  In May and July 2012, TIM Celular received two tax assessment notices from the States of Rio de Janeiro and Bahia with respect to a alleged incorrect ICMS tax credit related to the reversal of debts from tax on the provision of telecommunications services, in the amounts of R$21,159 and R$16,463 respectively, totaling R$37,622 .. The subsidiary is discussing these assessments at the administrative level. Due to the closing of the administrative phase in the State of Bahia, the subsidiary filed a legal remedy to post a Bond in the amount of R$19,208. TIM Celular is defending this administrative proceeding in the State of Rio de Janeiro.

  In June 2012, TIM Celular received from the State of São Paulo a tax assessment notice in the amount of R$23,571 regarding alleged failure to pay or delay in paying ICMS tax on transactions involving receipt of goods subject to the Tax Substitution Regime. The subsidiary has challenged such tax assessment notice.

  In January 2013, TIM Celular received a tax assessment notice from the State of São Paulo in the amount of R$16,475 regarding an alleged improper credit of an amount entered in the July 2012 GIA, arising from refusal of a request for ICMS tax credit offset. The tax assessment notice has been defended administratively and is awaiting first-instance judgment.

  In January and April 2013, TIM Celular received two tax assessment notices from the State of São Paulo regarding an alleged improper ICMS credit arising from the interstate purchase of goods with tax benefit granted in the State of origin (DF) in the amounts of R$80,695 and R$35,500. The tax assessment notices are being defended administratively and are awaiting judgment by the court of appeals.

  In February 2013, TIM Celular received a tax assessment notice from the State of Ceará regarding an alleged lack of total or partial payment of ICMS, including the amount owed for tax substitution referring to the years 2008 and 2009, in the amount of R$105,094. The tax assessment notice has been defended administratively and is awaiting first-instance judgment. In December 2013, the subsidiary reclassified the chances of loss as a probable risk and recorded a provision for part of the amount assessed, totaling R$2,436 ..

  In May 2013, TIM Celular received service of process for Tax Foreclosure handed down by the State of Rio Grande do Norte, for the collection of tax credits of R$17,918 in ICMS tax and FECOP arising from having allegedly committed several violations, including (i) alleged improper appropriation of credits on goods intended for permanent assets; (ii) non-payment of ICMS tax levied on communication services and the sale of goods ascertained by cross checking the information on the company's tax and accounting entries.

  In September 2013, TIM Celular filed a legal action and posted the proper bonds to discuss a tax credit recorded by the State of Bahia, upon issuance of a tax assessment notice to collect ICMS tax resulting from alleged purchase and sale transactions involving goods without the respective accounting entry. The amount involved is R$17,242.

  In December 2013, TIM Celular received a tax assessment notice in the amount of R$582,702 issued by the State Treasury Office of the Federal District due to alleged underpayment of ICMS tax resulting from the use of a tax benefit (Pró-DF) granted by the tax authority, but declared unconstitutional by the Court of Justice of the Federal District. The subsidiary is being defended at the administrative level.

  In May 2014, TIM Celular received a tax assessment notice filed by the State of São Paulo regarding the payment of ICMS and fine for alleged undue credit of this tax for the months from January through November 2009 as a result of the recording of credits regarding the return of cellphones assigned as free lease. The fine amounts to R$20,358. The subsidiary is being defended at the administrative level.

  In May 2014, TIM Celular received a tax assessment notice filed by the State of São Paulo in the amount of R$27,589, on the grounds of undue reversal of ICMS amounts. The assessment is being discussed by the subsidiary at the administrative level. A portion of the amount assessed was classified as probable risk, and the amount of R$7,519 was provisioned.

  In July 2014 a suit was filed against the State of Bahia on account of the closure in the administrative sphere of the assessment for constituting and collecting ICMS tax credits arising from the alleged exit of goods without tax documentation and alleged omissions on the entry of goods (inventory discrepancies) between January and December 2005. In order to guarantee the debit, a surety letter was submitted. The total amount being contested is R$18,435.

  e.3.4. Municipal claims

  On December 20, 2007, TIM Celular received an assessment notice from the municipality of Rio de Janeiro for the amount of R$94,359 for allegedly failing to pay ISS on the following services: technical programming, administrative service of plan cancellation, telephone directory assistance service, provision of data and information and network infrastructure sharing. The aforementioned assessments are being challenged by the subsidiary at the administrative level.

  Since March 2011, TIM Celular has been served with tax assessment, currently 71, notices drawn up by the municipality of São Paulo, with respect to ISS plus fines imposed on the Company's several revenue accounts, in the amount of R$41,927. Recently, TIM Celular became aware of the unsuccessful closing at the administrative level of 27 of these tax assessments, which were forwarded for inclusion in overdue tax liabilities, and subsequent ruling on 7 tax foreclosures totaling R$110,998. The subsidiary arranged for sureties to be issued so as to judicially guarantee the debits while they are being discussed.

  e.3.5. FUST - Telecommunications Services Universalization Fund

  On December 15, 2005, ANATEL issued its Abstract No. 07 aimed, among other things, at charging FUST contributions on the interconnection revenues earned by the providers of telecommunications services, from the date upon which Law No. 9998 came into force. It is the continued understanding of TIM Celular that based on the provisions contained in the pertinent legislation (including the provision in the sole paragraph of Article 6 of Law No. 9998/00), the abovementioned revenues are not subject to the FUST charge. Management has taken the necessary measures to protect the interests of the subsidiary company. To that end, a writ of mandamus was filed to protect the interests of TIM Celular in connection with the non-payment of FUST on interconnection revenues. ANATEL's intention to charge FUST on such revenues has been suspended, due to the judicial decision in favor of the subsidiary company. The writ of mandamus is pending the decision from the court of appeals.

  Since October 2006, ANATEL has issued a number of assessment notices against the subsidiary TIM Celular, in connection with FUST charges that are allegedly due on interconnection revenues for the years from 2001 to 2009, together with a fine for arrears, on account of Abstract No. 07/05. Up to June 2014 the total losses classified as possible involving these assessments was R$728,217. In September 2014, after successive diligences with the regulatory body, TIM Celular saw the amounts assessed between January 2005 and December 2006 recalculated, which led to an increase in the amounts classified as possible losses, which currently stands at R$808,976.

  That same month, part of the amounts in the assessments against TIM Celular in November 2012 and June 2014, after evaluations by the lawyers handling the case, were reclassified as remote risks on account of the payment into court by the subsidiary. The reclassified amount stands at R$28,517.

  The subsidiary Intelig has received a number of assessment notices from ANATEL, which add up to a total amount of R$76,066 in connection with FUST charges that are allegedly due on interconnection revenues for the periods from January to December 2001 to 2009. The aforementioned assessments are being challenged at the administrative level.

  In June 2014, TIM Celular received two assessment notices issued by ANATEL in connection with FUST charges regarding base year 2010 in the amounts of R$140,354 and R$1,898 respectively. In the same month, Intelig also received a tax assessment notice issued by ANATEL charging said contribution for the year 2010, in the amount of R$10,302. The term for challenging the assessments has been suspended due to the formalization of the request for a full copy of the proceedings to the regulatory authority, particularly regarding the access to the inspection report and, consequently, the nature of said assessment. Initially, the subsidiaries will file for a defense at the administrative level. After obtaining copies, the subsidiaries submitted their administrative defenses and are awaiting judgment.

  e.3.6. FUNTTEL - Telecommunications Technological Development Fund

  The Ministry of Communications drew up assessment notices against the subsidiary TIM Celular in the amount of R$ 300,495 , in connection with FUNTTEL amounts due on interconnection revenues for the years from 2001 to 2009, as well as a fine for arrears. It is the continued understanding of the subsidiary that the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard the subsidiary's interests in relation to the non-payment of FUNTTEL on interconnection revenues, on the same grounds as those used for the FUST process. The intention to charge FUNTTEL on interconnection revenues is under suspension, due to a favorable ruling obtained in relation to the writ of mandamus that was filed by the subsidiary.

  The subsidiary Intelig has received a number of assessment notices from the Ministry of Communications, which add up to a total amount of R$ 22,001 in connection with FUNTTEL charges that are allegedly due on interconnection revenues for the period from 2002 to 2009. The aforementioned assessments are being challenged at the administrative level.

  e.4.

  Regulatory proceedings

  (e.4.1)

  Due to an alleged failure to comply with some of the provisions set out in the RSMP (Personal Mobile Service Regulations), the STFC (Switched Landline Telephone Service Regulations) and the quality targets defined under the General Quality Targets Plan (PGMQ) for SMP (PGMQ-SMP) and STFC (PGMQ-STFC), Anatel filed 97 Procedures for the Determination of Non-Compliance of Obligations (PADO), involving the subsidiaries, as of September 30, 2014.

  TIM Celular is authorized to provide SMP services in all Brazilian states and the federal District for an indefinite period, and to use the associated radio frequencies, having obtained an extension from Anatel of the authorizations for such radio-frequency usage, under the Instruments of Authorization, for a period of 15 years counting from the end of the original period of validity of these authorizations.

  Since February 2011, TIM Celular has been discussing at the administrative level, and subsequently, at the judicial level, a charge of 2% on interconnection revenue concerning the cumulative payment of extensions of right of use of radio frequency renewals, given the understanding that there is no regulatory obligation associated to payments other than those exclusively linked to direct revenues from their service plans, through administrative proceedings Nos. 53500.009876/2009, 53500.007487/2011, 53500.008519/2012, 53500.00584/2013 and 53500.10097/2014.

  In November 2012, Anatel published Precedent No. 13/2012, whereby the Board of Directors of this Agency issues its understanding that "The base for calculation of the amount payable for the renewal of the right to use radio frequencies, as set forth in the Instruments of Authorization for the provision of the Personal Mobile Service (SMP), includes, among others, revenue from interconnection and from additional conveniences as well as operating revenue from the provision of SMP." Thus, on December 21, 2012, TIM submitted to Anatel the Request for Annulment of Precedent No. 13/2012, which is still pending analysis.

  After inspections, Anatel charged “additional amounts” through Case No. 53500.003758/2013, 53500.003757/2013 and 53500.014732/2014 regarding the extension of the right to use radio frequencies associated with the provision of the Personal Mobile Service (SMP) which are being discussed in the administrative sphere.

  A s from the expiry of the year 2012, in addition to Interconnection revenues, revenues from Value Added Services were included by Anatel in calculating the 2% charge on the contractual burden resulting from the extension of the right to use radio frequencies associated with the provision of the Personal Mobile Service (SMP), which is also being contested by TIM Celular in those cases (53500.008519/2012, 53500.005844/2013 and 53500.10097/2014).

  On February 2014, in Action for Annulment proceeding No. 48301-75.2012.4.01.3400, TIM’s claim was upheld, “ decreeing the annulment of the collection of the price for extension of the right to use the radio frequencies for supply of Personal Mobile Services on the revenues relating to interconnection, under administrative tax proceeding No. 53500.0007487/2011 ”. As this is a decision of the lower court, the Regulatory Agency may still appeal.

  On May 6, 2014, a court deposit was made in the amount of R$39,460 regarding the burden of 2% on revenues from service plans in the states of Santa Catarina, Ceará, Alagoas, Paraíba, Rio Grande do Norte, Bahia and Sergipe, and on July 15, 2014, the amount of R$12,181 was paid referring to the collection slip of the 2% burden regarding the VAS installment maturing in April 2013.

  Furthermore, in view of the extension of authorization of usage of the radio frequencies associated with SMP, the subject matter of the above mentioned Instruments of Authorization issued in accordance with the respective acts, the Company received demands from Anatel for payment of a new Facilities Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed, for the sums shown in the table below.

State	Instrument of authorization	Expiry Date	Act	Amount

Paraná (excluding the municipalities of Londrina and Tamarana)	002/2006/PVCP/SPV	09/03/2022	57.551 dated 4/13/2006	R$80,066
Santa Catarina	074/2008/PVCP/SPV	09/30/2023	5.520 dated 9/18/2008	R$54,026
Municipality and region of Pelotas in Rio Grande do Sul	001/2009/PVCP/SPV	4/14//2024	1.848 dated 4/13/2009	R$333
Ceará	084/2008/PVCP/SPV	11/28/2023	7.385 dated 11/27/2008	R$41,728
Alagoas	085/2008/PVCP/SPV	12/15/2023	7.383 dated 11/27/2008	R$20,038
Rio Grande do Norte	087/2008/PVCP/SPV	12/31/2023	7.390 dated 11/27/2008	R$19,844
Paraíba	086/2008/PVCP/SPV	12/31/2023	7.386 dated 11/27/2008	R$15,020
Piauí	088/2008/PVCP/SPV	3/27/2024	7.389 dated 11/27/2008	R$13,497
Pernambuco	089/2008/PVCP/SPV	5/15/2024	7.388 dated 11/27/2008	R$54,000
Bahia and Sergipe	412/2012/PVCP/SPV	8/06/2027	3.833 dated 7/06/2012	R$110,803
MG	172/2013/PVCP/SPV	4/07/2028	710 dated 1/30/2013	R$185,647

  The demand for payment of TFI is a result of Anatel's understanding of the due application of the provision of Article 9, sub-section III, of the Regulations for Collection of Revenues of the FISTEL Telecommunications Inspection Fund, approved by Resolution No. 255, which foresees the levying of TFI on the station at such time as the license is renewed, which entails the issuing of a new license. However, in the Company's understanding, this does not appear to be the correct interpretation of the provisions of the legislation applicable to the matter at hand, which is why the aforementioned charge was the cause for the timely challenge at the administrative level, which was refuted by Anatel. After all administrative measures have been taken, the matter is now being handled at the judicial level, and a favorable Injunction stayed the enforcement of the charge until the definitive ruling of the suit.

  According to the Instruments of Authorization for the operation of SMP, TIM Celular agreed to and undertook in stages the implementation of SMP coverage in relation to its respective regions, within the scope of the areas it had been awarded in the respective lots. Also referred to, as the terms of authorization, the Subsidiaries are required to operate within the quality standards established by Anatel and adhering to the obligations required by the legislation.

  Anatel has brought administrative proceedings against the subsidiaries for: (i) failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

  The Subsidiaries submitted to Anatel administrative defenses and filed administrative appeals and requests for reconsideration (through the courts whenever necessary), explaining that the non-compliance was due to several factors, most of them involuntary and not related to the activities and actions performed by the companies.

  Asset retirement obligations

  The changes in the obligations deriving from future asset retirement are set forth below:

	Consolidated

	09/2014	12/2013
	(9 months)	(12 months)

Opening balance	299,813	298,808

Additions recorded throughout the period, net of write-offs	(3,457)	1,005

Closing balance	296,356	299,813

  The provision is recorded based on the following assumptions:

  •

  the unitary dismantling costs are estimated, taking into account the services and materials involved in the process. The estimate is prepared by the network department based on the information currently available;

  •

  a timetable for the dismantling is estimated based on the useful life of the assets and the estimated costs are allocated through this timetable updated by the expected inflation rate. The expected inflation rate is aligned with the projections prepared by the main market institutions; and

  •

  the rate used to discount the cash flows is the average debt cost, that was 9.50% p.a. at September 30, 2014 (8.75% p.a. at December 31, 2013).

  (A free translation of the original in Portuguese)

  TIM Participações S.A. and
  TIM Participações S.A. and Subsidiaries

  Notes to quarterly information
  At September 30, 2014

  (In thousands of Reais, unless otherwise indicated)

  Shareholders' equity

  a

  Capital

  Upon resolution by the Board of Directors, without amending the bylaws, the Company is authorized to increase its capital to up to 4,450,000,000 common shares.

  The subscribed capital is represented as follows:

	09/2014	12/2013

Value paid-in	9,906,188	9,886,887
(-) Funding costs	(47,117)	(47,117)

Net value paid-in	9,859,071	9,839,770

Number of common shares	2,420,136,000	2,417,632,647

  At a meeting held on September 5, 2014 the Board of Directors of TIM Participações approved the increase in the company’s equity in the amount of R$19,301, by issuing 2,503,353 new common shares arising from the exercise of call options by the beneficiaries of the company’s Lomg-Term Incentive Plan (see note 29).

  b

  Capital reserves

  The use of capital reserves is according to the provisions of Article 200 of Law No. 6404/76. These reserves are comprised as follows:

	09/2014	12/2013

Special goodwill reserve	380,560	380,560
Capital reserve - stock options	14,783	10,684
Tax benefit reserve	827,276	826,396
	1,222,619	1,217,640

  Tax benefit reserve

  TIM Celular enjoys tax benefits that provide for restrictions in the distribution of profits of this subsidiary. According to the legislation that establishes such tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders, and must be registered as a tax incentive reserve of the legal entity. This reserve should only be used for absorption of losses or capital increase. The accumulated amount of benefits which TIM Celular enjoyed at September 30, 2014 was R$827,276.

  (A free translation of the original in Portuguese)

  TIM Participações S.A. and
  TIM Participações S.A. and Subsidiaries

  Notes to quarterly information
  At September 30, 2014

  (In thousands of Reais, unless otherwise indicated)

  Special goodwill reserve

  The special goodwill reserve arose from the following transactions:

  (i)

  Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

  In 2005 the Company acquired all shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At the time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between market value and the shares negotiated.

  When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações S.A. at that time, recording goodwill amounting to R$157,556.

  (ii)

  Acquisition of the shares of Holdco - purchase of Intelig

  On December 30, 2009, the Special General Meeting of TIM Participações S.A. approved the takeover by TIM Participações of Holdco, a company that held 100% of the equity of Intelig. As a result of this transaction, the Company issued 127,288,023 shares.

  Based on the former BR GAAP, the acquisition was recorded at the net book value of the assets acquired on the base date November 30, 2009.

  When IFRS was first adopted, the acquisition was recorded on the base date December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill against capital reserves of R$223,004.

  Stock options

  The balances recorded in these items represent the expenses of the Company and its subsidiaries for the stock options granted to their employees (note 29).

  c

  Revenue reserves

  Legal reserve

  This refers to 5% of net income for every year ended December 31, until the legal reserve equals 20% of capital. Also, the Company is authorized to stop setting up a legal reserve when, together with the Capital Reserves, it exceeds 30% of capital stock. This reserve can be used only for capital increase or offsetting of accumulated losses.

  Statutory reserve for expansion

  This reserve is set up based on paragraph 2, Article 42 of the Company's bylaws and Article 194 of Law No. 6404/76, and is intended for the expansion of the corporate business.

  The balance of profits that are not compulsorily allocated to other reserves or intended for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital. Once this limit is reached, it is incumbent on the shareholders' meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

  d

  Dividends

  Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law.

  As stipulated in its latest bylaws approved on December 12, 2013, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, in an amount equivalent to 25% of the adjusted net income.

  On December 31, 2013, the dividends were calculated as follows:

12/2013

Net income for the year 2013	1,505,614
(-) Legal reserve constitution	(75,281)

Adjusted net income	1,430,333

Dividends to be distributed
Minimum dividends calculated considering 25% of the adjusted net income	357,583

Dividends per share (Reais per share)	0.1480

  The Annual and General Meeting of TIM Participações S.A. held on April 10, 2014, approved payment of supplementary dividends, in excess of the mandatory minimum, in the amount of R$485,722.

  Stock options

  At the annual meeting on August 5, 2011, the shareholders of TIM Participações S.A. approved the long-term incentives plan for senior management and key executives of the Company and its subsidiaries.

  The exercise of options depends on the simultaneous achievement of two performance targets: (1) an increase in the price of common shares; and (2) performance of the Company's share price against a benchmark defined by TIM's Management and composed of shares of other telecommunications, technology and media companies.

  Stock options are effective for 6 years, and the Company has no legal or informal obligation to repurchase or settle the options in cash.

  The long-term incentives plan, up to September 30, 2014, consists of 3 grants approved by the Board of Directors: 2011, 2012 and 2013.

  Regarding the 2011 Grant, the first evaluation period, which took place at the end of July 2012 provided for the exercise of 33% of the shares granted. However , no participant chose to exercise the options.

  The following year, at the end of July 2013, the performance conditions were once again evaluated and as the minimum performance conditions were not met, there was no possibility of exercising the stock options.

  At the end July 2014 the performance conditions we once again evaluated and after meeting the minimum performance conditions (both relative and absolute) for the three-year period 2012-2014, the participants were able to exercise 100% of the options granted, resulting in the first exercise of options since the creation of the long-term incentives plan.

  Regarding the 2012 Grant, 33% of the options could not be exercised during the evaluation of the first vesting, in September 2013 due to non-compliance with the minimum performance conditions.

  66% of the options may be exercised in October 2014 and 100% may be exercised in 2015, provided the minimum performance conditions are complied with.

  The performance conditions for this grant are measured in the 2013-2015 three-year period, with the measurement calculated based on the share price in the months of July and August of each year.

  With regard to the 2013 Grant, the beginning of the second half of 2014 saw the first valuation period, and after complying with the (relative and absolute) minimum performance conditions the participants were able to exercise 33% of the options granted, whereby the participants were entitled to exercise the options.

  At the beginning of the second half of 2015, another portion of 33% may be exercised and the remainder in 2016, provided the minimum performance conditions are met. The performance conditions of this grant are measured in the three-year period from 2014 to 2016, and the measurement is based on the share price in July of each year.

  Using the accrual basis of accounting, the expenses related to the long-term benefit plan are being accounted on a monthly basis and, at the end of the third quarter of 2014 totaled R$4,099.

  2011 Grant

  On the grant date (August 5, 2011), the exercise price of the options granted was calculated based on the weighted average price of shares of TIM Participações S.A. This average took into account the Company's trading volume and share prices in the 30 days prior to July 20, 2011 (when the Board of Directors of the Company approved the benefit).

  On August 5, 2011, options were granted for purchase rights on 2,833,596 shares. At September 30, 2014, after applying the eligibility criteria contained in the agreement between TIM Participações S.A. and the participants, 1,532,132 options were exercisable and were exercised in full.

  The significant data included in modeling the Grant were: average weighted share price of R$8.31 on the grant date; exercise price of R$8.84 and volatility of 51.73% p.a.; stock option expected life of 6 years and annual risk-free interest rate of 11.94% p.a. Volatility measurements were based on the price of common shares of TIM over a period of 6 years.

  2012 Grant

  On the grant date (September 5, 2012), the exercise price of the options granted was calculated based on the weighted average price of shares of TIM Participações S.A. This average took into account the Company's trading volume and share prices from July 1, 2012, to August 31, 2012.

  On September 5, 2012, options were granted for purchase rights on 2,661,752 shares. At September 30, 2014 , there were no exercisable options ..

  The significant data included in the model were the following: weighted average share price of R$8.96 on the grant date and volatility of 50.46%, p.a., stock option expected life of 6 years and annual risk-free interest rate of 8.89% p.a. Volatility measurements were based on the price of common shares of TIM over a period of 6 years.

  2013 Grant

  On the grant date (July 30, 2013), the exercise price of the options granted was calculated based on the weighted average price of the shares of TIM Participações S.A. Such average took into account the trading volume and trading price of the Company's shares over the 30-day period preceding July 20, 2013.

  On July 30, 2013, options corresponding to the right to purchase 3,072,418 shares were granted. As of September 30, 2014, bearing in mind the possibility of exercising 33% of the options and after applying the eligibility criteria in the agreement between TIM Participações S.A., a total of 971,221 options were exercisable and were exercised in full

  The significant data included in the modeling of the Grant were as follows: weighted average share price of R$8.13 at the grant date; strike price of R$8.13, volatility of 48.45% p.a.; 6 years' expected life of the stock options, and risk-free annual interest rate of 10.39% p.a. The volatility was calculated based on the price of common shares of TIM over a period of 6 years.

  (A free translation of the original in Portuguese)

  TIM Participações S.A. and
  TIM Participações S.A. and Subsidiaries

  Notes to quarterly information
  At September 30, 2014

  (In thousands of Reais, unless otherwise indicated)

  Net operating revenue

	Consolidated

	09/2014	09/2013

Service revenue - Mobile
Subscription and use	8,291,440	8,356,460
Network use	2,008,638	2,819,426
Long distance	2,347,194	2,492,935
VAS - Additional services	4,753,901	3,899,451
Others	199,978	170,268
	17,601,151	17,738,540

Service revenue - Landline	674,999	835,781
Service revenue	18,276,150	18,574,321

Goods sold	3,157,420	3,402,532
Gross operating revenue	21,433,570	21,976,853

Deductions from gross revenue
Taxes	(4,969,160)	(4,817,750)
Discounts given	(1,968,692)	(2,235,084)
Returns and others	(165,997)	(186,005)
	(7,103,849)	(7,238,839)

Total net revenue	14,329,721	14,738,014

  Cost of services provided and goods sold

	Consolidated

	09/2014	09/2013

Personnel	(57,168)	(44,995)
Third party services	(331,786)	(296,753)
Interconnection and means of connection	(2,602,094)	(3,434,692)
Depreciation and amortization	(1,727,087)	(1,547,453)
ANATEL fees	(10,010)	(9,803)
Rentals and insurance	(309,204)	(263,776)
Others	(17,339)	(13,265)
Cost of services provided	(5,054,688)	(5,610,737)

Cost of goods sold	(2,327,709)	(2,474,736)
	(7,382,397)	(8,085,473)

  (A free translation of the original in Portuguese)

  TIM Participações S.A. and
  TIM Participações S.A. and Subsidiaries

  Notes to quarterly information
  At September 30, 2014

  (In thousands of Reais, unless otherwise indicated)

  Sales expenses

		Consolidated

	09/2014	09/2013

Personnel	(460,975)	(413,979)
Third party services	(1,653,945)	(1,645,275)
Advertising and publicity	(494,422)	(450,325)
Allowance for doubtful accounts	(211,326)	(195,884)
ANATEL fees	(774,974)	(777,672)
Depreciation and amortization	(119,294)	(127,739)
Rentals and insurance	(70,417)	(55,723)
Others	(34,987)	(26,343)
	(3,820,340)	(3,692,940)

  General and administrative expenses

	Parent company		Consolidated

	09/2014	09/2013	09/2014	09/2013

Personnel	(8,130)	(5,263)	(188,635)	(154,214)
Third party services	(9,168)	(5,499)	(410,516)	(380,933)
Depreciation and amortization	-	-	(141,396)	(138,736)
Rentals and insurance	(145)	(137)	(48,558)	(56,943)
Others	(1,011)	(577)	(36,503)	(29,083)
	(18,454)	(11,476)	(825,608)	(759,909)

  Other revenues (expenses), net

	Parent company		Consolidated

	09/2014	09/2013	09/2014	09/2013

Revenues
Subsidy income, net	-	-	7,844	8,797
Fines on telecommunications services	-	-	26,052	28,373
Other revenues (expenses)	-	-	3,749	3,551
	-	-	37,645	40,721
Expenses
FUST/FUNTTEL	-	-	(138,271)	(123,220)
Taxes, fees and contributions	-	-	(1,920)	(1,226)
Provision for administrative and legal proceedings - net of reversal	(609)	(338)	(189,299)	(206,318)
Other operating expenses	(21)	(5)	(17,221)	(15,607)
	(630)	(343)	(346,711)	(346,371)

Amortization of concessions	-	-	(262,237)	(230,882)
	(630)	(343)	(608,948)	(577,253)

Other expenses, net	(630)	(343)	(571.303)	(536.532)

  Finance income

	Parent company		Consolidated

	09/2014	09/2013	09/2014	09/2013 Reclassified

Interest on financial investments	1,171	716	369,195	162,626
Interest received from clients	-	-	39,719	49,483
Swap interest	-	-	38,093	74,776
Interest on leasing	-	-	26,311	-
Monetary adjustment	514	7,882	41,776	38,746
Exchange variation	118	27	100,499	188,128
Other revenue		-	4,759	3,400
	1,803	8,625	620,352	517,159

  Finance costs

	Parent company		Consolidated

	09/2014	09/2013	09/2014	09/2013 Reclassified

Interest on loans and financing	-	-	(254,946)	(198,411)
Interest paid to suppliers	-	-	(87,529)	(15,077)
Interest on taxes and fees	11	(4)	(5,247)	19
Swap interest	-	-	(119,003)	(125,849)
Interest on leasing	-	-	(32,816)	(2,296)
Monetary adjustment	(11,032)	(9,861)	(112,877)	(89,869)
Discounts granted	-	-	(58,108)	(57,730)
Exchange variation	(26)	(9)	(101,527)	(191,103)
Other expenses	(201)	(95)	(31,176)	(39,045)
	(11,248)	(9,969)	(803,229)	(719,361)

  Income tax and social contribution expenses

		Consolidated

	09/2014	09/2013
Current tax
Income tax for the period	(265,310)	(233,765)
Social contribution for the period	(98,379)	(86,909)
Tax incentive - ADENE	98,859	96,354
	(264,830)	(224,320)
Deferred income tax
Deferred income tax	(144,311)	(161,991)
Deferred social contribution	(51,952)	(58,317)
	(196,263)	(220,308)
Provision for legal proceedings of income tax and social contribution	(27)	(9,690)

	(461,120)	(454,318)

  The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the income statement is set forth below:

	Consolidated

	09/2014	09/2013

Income before income tax and social contribution	1,547,196	1,460,958

Combined tax rate	34%	34%

Income and social contribution taxes at the combined tax rate	(526,047)	(496,726)

(Additions)/exclusions:
Unrecognized tax losses and temporary differences	(24,461)	(50,959)
Permanent additions and exclusions	(20,280)	(12,817)
Tax incentive - ADENE	98,859	96,353
Other amounts	10,809	9,831
	64,927	42,408

Income tax and social contribution charged to income for the period	(461,120)	(454,318)

  According to Article 443, item I, of Decree No. 3000/1999, to subsidies for investments not to be considered within the taxable income, they must be recorded as capital reserves, to be used only to absorb losses or increase the share capital. The subsidiary TIM Celular has tax benefits compliant to these rules, having, therefore, constituted these reserves in the amount of R$827,276.

  The Company analyzed the potential tax impacts related to the dividends distribution in excess of amounts calculated according to the accounting practices in effect in Brazil as of December 31, 2007 (previous date in relation to the application of Law 11.638/07). The maximum effect of the adoption of Provisional Measure 627/13, converted into Law 12.973/14, in the next fiscal year would not produce relevant impacts for the Company, reason why it will not opt for the application of the referred rule as from 2014. This procedure is in accordance with articles 75 and 96 of Law 12.973/14. As from 2015, it is expected that all Brazilian companies will follow the new law.

  (A free translation of the original in Portuguese)

  TIM Participações S.A. and
  TIM Participações S.A. and Subsidiaries

  Notes to quarterly information
  At September 30, 2014

  (In thousands of Reais, unless otherwise indicated)

  Earnings per share

  (a)

  Basic

  Basic earnings per share are calculated by dividing income attributable to shareholders of the Company by the weighted average number of shares issued during the year.

	09/2014	09/2013

Income attributable to shareholders of the company	1,086,076	1,006,640

Weighted average number of common shares issued (thousands)	2,417,115	2,416,837

Basic earnings per share (expressed in R$)	0.4493	0.4165

  (b)

  Diluted

  Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.

	09/2014	09/2013

Earnings attributable to shareholders of the company	1,086,076	1,006,640

Weighted average number of common shares issued (thousands)	2,418,834	2,416,885

Diluted earnings per share (expressed in R$)	0.4490	0,4165

  Transactions with Telecom Italia Group

  The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets

	09/2014	12/2013

Telecom Personnel Argentina (1)	2,848	1,484
Telecom Italia Sparkle (1)	26,540	16,949
Lan Group (5)	5,878	7,531
Others	3,809	4,568
Total	39,075	30,532

  (A free translation of the original in Portuguese)

  TIM Participações S.A. and
  TIM Participações S.A. and Subsidiaries

  Notes to quarterly information
  At September 30, 2014

  (In thousands of Reais, unless otherwise indicated)

	Liabilities

	09/2014	12/2013

Telecom Italia S.p.A. (2)	19,396	32,267
Telecom Personel Argentina (1)	1,004	1,435
Telecom Italia Sparkle (1)	36,490	21,683
Italtel (3)	25,026	24,403
Lan Group (4)	18,629	6,603
Others	4,272	4,661
Total	104,817	91,052

	Revenue

	09/2014	09/2013

Telecom Italia S.p.A. (2)	2,104	1,985
Telecom Personel Argentina (1)	5,439	5,643
Telecom Italia Sparkle (1)	8,327	12,914
Others	479	938
Total	16,349	21,480

	Cost/expense

	09/2014	09/2013

Telecom Italia S.p.A. (2)	4,729	4,153
Telecom Italia Sparkle (1)	17,525	22,519
Telecom Personel Argentina (1)	1,741	3,237
Lan Group (4)	33,489	24,114
Others	6,129	13,044
Total	63,613	67,067

  (1)

  These amounts refer to roaming, value-added services (VAS) and assignment of means.

  (2)

  These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).

  (3)

  The amounts refer to the development and maintenance of software used in invoicing telecommunications services.

  (4)

  The amounts refer to the lease of links and EILD and signaling services.

  (5)

  The amounts refers to the lease of means (submarine cables).

  The balance sheet account balances are recorded in the following groups: accounts receivable, suppliers and other current assets and liabilities.

  (A free translation of the original in Portuguese)

  TIM Participações S.A. and
  TIM Participações S.A. and Subsidiaries

  Notes to quarterly information
  At September 30, 2014

  (In thousands of Reais, unless otherwise indicated)

  Transactions with Telefónica Group

  On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to, from Telco S.p.A ("Telco"), come to hold 23.6% of the voting capital of Telecom Itália S.p.A., the indirect parent company of TIM Participações (the “Transaction”).

  Through its Act No. 68.276/2007, published in the Federal Official Gazette of November 5, 2007, ANATEL approved the Transaction and imposed certain restrictions to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil. For the purposes of ANATEL's requirements, TIM Brasil and TIM Celular submitted to ANATEL the necessary measures to ensure this segregation de facto and ipso jure in Brazil, so that Telefonica's participation in Telco S.p.A. could not be characterized as influencing the financial, operational and strategic decisions made by the operators of the TIM Group in Brasil.

  Furthermore, in April 2010, as a condition for the approval of the Transaction by the Administrative Council of Economic Defense (CADE), related to the Concentration Act No. 53500.012487/2007, Telco´s subsidiaries signed a Performance Commitment Instrument (TCD), which determined the rules of Telefonica´s shareholding participation on Telecom Italia deliberations and its governance restrictions to the Brazilian market. TIM Brasil Serviços e Participações S.A, controlling company of TIM Participações, also signed this TCD agreement as stakeholder part.

  In the supervision of the fulfillment of the TCD in 2013, CADE, after Telefonica´s elucidations about the new shareholders´ agreement of Telco and the increase in its ownership on capital stock of that entity, decided to determine, aiming to maintain the initial conditions that enabled the approval of the Transaction in 2010, the sale by Telefonica, within the period confidentially stipulated by CADE, of the acquired shares in 2013 that resulted in the increase of Telefonica´s ownership on the Telco´s capital stock.

  TIM continues to operate in the Brazilian market on the same independent and autonomous basis as before the Transaction, still ensuring transparency of its transactions with the Telefónica Group in Brazil, including disclosing the total amounts and the nature of such transactions in its quarterly information.

  At September 30, 2014, exclusive agreements between the operators of the TIM group controlled by TIM Participações and the operators of the Telefónica group in Brazil were in force in respect of telecommunications services covering interconnection, roaming, site-sharing, infrastructure-sharing, industrial exploitation for dedicated lines, as well as co-billing long distance calls agreements, all entered into on an arm's length basis and, when applicable, considering the Brazilian legislation on telecom services. At September 30, 2014, the receivables and payables arising from these agreements amounted to R$297,096 and R$93,738 respectively (R$208,988 and R$133,538 at December 31, 2013). The amounts charged to income by the Company represent revenue and expenses totaling R$929,892 and R$613,802 (R$1,085,959 and R$853,634 at September 30, 2013) respectively.

  (A free translation of the original in Portuguese)

  TIM Participações S.A. and
  TIM Participações S.A. and Subsidiaries

  Notes to quarterly information
  At September 30, 2014

  (In thousands of Reais, unless otherwise indicated)

  Financial instruments and risk management

  Through its subsidiaries, the Company performs non-speculative derivative transactions, to (i) reduce the exchange variation risks and (ii) manage exposure to the interest risks involved. The company’s derivative financial transactions consist exclusively of swap contracts, and accordingly, no exotic or any other kind of derivative instrument is involved.

  The Company's financial instruments are presented, through its subsidiaries, in compliance with IAS 32.

  Accordingly, the major risk factors to which the Company and its subsidiaries are exposed are as follows:

  (i) Exchange variation risks

  Exchange variation risks refer to the possibility of subsidiaries incurring losses on unfavorable exchange rate fluctuation, which would increase the outstanding balances of borrowings taken in the market along with the related financial charges. In order to eliminate this kind of risk, the subsidiaries enter into swap contracts with financial institutions.

  At September 30, 2014, the borrowings and financing of the subsidiaries indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

  Besides the borrowings taken by the subsidiaries, which involve swap contracts, no other significant financial assets are indexed to foreign currencies.

  (ii) Interest rate risks

  Interest rate risks relate to:

  •

  the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). As of September 30, 2014, the parent company TIM Celular has no swap transactions linked to the TJLP.

  •

  the possibility of unfavorable changes in interest rates would result in higher financial costs for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, at September 30, 2014, the subsidiaries' financial funds were invested in Interbank Deposit Certificates (CDI), and this considerably reduces such risk.

  (iii)  Credit risk inherent in the provision of services

  This risk is related to the possibility of the subsidiaries incurring losses from the difficulty in collecting amounts billed to customers. In order to mitigate this risk, the subsidiaries perform, as a preventive measure, credit analysis of all orders imputed by sales areas and monitor accounts receivable from subscribers, blocking the use of services by customers, among other efforts, in the event that they default on payment of their bills. At September 30, 2014 and December 31, 2013, no customers accounted for more than 10% of net receivables from services provided or of revenue from services rendered in the periods then ended.

  (iv) Credit risk inherent in the sale of phone sets and prepaid telephone cards

  The policy adopted by the subsidiaries for the sale of phone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted in the regular course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders and the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners. At September 30, 2014 and December 31, 2013, no customers accounted for more than 10% of net receivables from the sale of goods. Furthermore, there are no customers that contributed with more than 10% of revenue from the sale of goods in 2014 until September.

  (v) Financial credit risk

  This risk relates to the possibility of the subsidiaries incurring losses from difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

  Fair value of derivative financial instruments

  The consolidated derivative financial instruments are shown as follows:

	09/2014			12/2013

	Assets	Liabilities	Net	Assets	Liabilities	Net

Derivative financial instruments	329,122	(27,174)	301,948	246,863	(44,418)	202,445

Current portion	28,089	(27,174)	915	11,969	(44,418)	(32,449)

Non-current portion	301,033	-	301,033	234,894	-	234,894

  The consolidated financial derivative instruments with long-term maturities at September 30, 2014 have the following maturity schedule:

	Assets	Liabilities

2015	1,708	-
2016	185,216	-
2017	32,275	-
2018	1,741	-
2019 onwards	80,093	-
	301,033	-

  Consolidated financial assets and liabilities measured at fair value

09/2014

	Level 1	Level 2	Total balance

Assets
Financial assets valued at fair value through profit or loss
Trading securities	41,886		41,886
Derivatives used for hedging purposes		329,122	329,122
Total assets	41,886	329,122	371,008

Liabilities
Financial liabilities valued at fair value through profit or loss
Derivatives used for hedging purposes		27,174	27,174
Total liabilities		27,174	27,174

12/2013

	Level 1	Level 2	Total balance

Assets
Financial assets valued at fair value through profit or loss
Trading securities	28,681		28,681
Derivatives used for hedging purposes		246,863	246,863

Total assets	28,681	246,863	275,544

Liabilities
Financial liabilities valued at fair value through profit or loss
Derivatives used for hedging purposes		44,418	44,418

Total liabilities		44,418	44,418

  The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, equity investments of Bank Deposit Certificates (CDBs) and Repurchases (Repos) classified as trading securities.

  The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

  If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

  Specific valuation techniques used to value financial instruments include:

  •

  Quoted market prices of financial institutions or dealer quotes for similar instruments.

  •

  The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

  •

  Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

  The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on the Company's own valuation methodologies.

  Financial instruments by category

  The Company's financial instruments by category can be summarized as follows:

	Consolidated

	Loans and receivables	Assets valued at fair value through profit or loss	Total

September 30, 2014

Assets, according to balance sheet
Derivative financial instruments		329,122	329,122
Trade accounts receivable and other accounts receivable, excluding prepayments	3,461,709		3,461,709
Financial assets valued at fair value through profit or loss		41,886	41,886
Cash and cash equivalents	5,427,870		5,427,870

	8,889,579	371,008	9,260,587

  (A free translation of the original in Portuguese)

  TIM Participações S.A. and
  TIM Participações S.A. and Subsidiaries

  Notes to quarterly information
  At September 30, 2014

  (In thousands of Reais, unless otherwise indicated)

	Consolidated

	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total

September 30, 2014

Liabilities, according to balance sheet
Borrowings		6,385,038	6,385,038
Derivative financial instruments	27,174		27,174
Suppliers and other obligations, except legal obligations		4,262,636	4,262,636
	27,174	10,647,674	10,674,848

		Consolidated

	Loans and Receivables	Assets valued at fair value through profit or loss	Total

December 31, 2013

Assets, according to balance sheet
Derivative financial instruments		246,863	246,863
Trade accounts receivable and other accounts receivable, excluding prepayments	3,548,988		3,548,988
Financial assets valued at fair value through profit or loss		28,681	28,681
Cash and cash equivalents	5,287,642		5,287,642
	8,836,630	275,544	9,112,174

		Consolidated

	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total

December 31, 2013

Liabilities, according to balance sheet
Borrowings		4,746,656	4,746,656
Derivative financial instruments	44,418		44,418
Suppliers and other obligations, excluding legal obligations		5,255,337	5,255,337

	44,418	10,001,993	10,046,411

  (A free translation of the original in Portuguese)

  TIM Participações S.A. and
  TIM Participações S.A. and Subsidiaries

  Notes to quarterly information
  At September 30, 2014

  (In thousands of Reais, unless otherwise indicated)

  Capital management

  The Company's objectives in managing its capital are to safeguard the Group's on-going ability to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining the ideal capital structure for reducing this cost.

  In order to maintain or adjust its capital, the Company may review its dividend payment policy, return capital to the shareholders or, in addition, issue new shares or sell assets to reduce its indebtedness, for example.

  The Company's policy for protection against financial risks - Summary

  The Company's policy stipulates the adoption of swap mechanisms against financial risks involved in financing taken in foreign currency, in order to control the exposure to risks related to exchange variation.

  The contracting of derivative financial instruments against exchange exposure should occur simultaneously with the debt contract that originated the exposure. The level of risk coverage to be contracted for these exchange exposures is 100% in terms of time and amount.

  At September 30, 2014, no type of margin or guarantee applied to transactions with derivative instruments was entered into by the Company and its subsidiaries.

  The criteria for selection of financial institutions rely on parameters that take into account the rating provided by renowned rating agencies, the shareholders' equity and the degree of concentration of operations and funds.

  The table below shows the derivative instruments transactions contracted by the subsidiaries and effective at September 30, 2014 and December 31, 2013:

  September 30, 2014

		Counterparty			Average swap rates

Currency	Type of SWAP	DEBT	SWAP	Total debt	Total Swap (Active Leg Accrual)	% cove-rage	Active Leg	Passive Leg

USD	LIBOR X DI	BEI	Santander, CITI MS and BOFA	1,164,763	1,164,763	100%	LIBOR 6M + 0.77% p.a.	95.25% do CDI
USD	LIBOR X DI	BNP	CITI, JP Morgan	206,882	206,882	100%	LIBOR 6M + 2.53% p.a.	95.01% do CDI
USD	LIBOR X DI	RfW*	JP Morgan	245,365	245,365	100%	LIBOR 6M + 1.35% p.a.	102.50% do CDI
USD	LIBOR X DI	BOFA	BOFA	293,777	293,777	100%	LIBOR 3M + 1.35% p.a.	102% do CDI
USD	PRE X DI	JP Morgan	JP Morgan	122,597	122,597	100%	1.73% p.a.	101.5% do CDI
USD	PRE X DI	Cisco	Santander	98,114	98,114	100%	1.80% p. a.	93.80% do CDI

  (*) The forward swap entered into with JP Morgan on September 30, 2014 sought to hedge the loan from KfW which is only to be disbursed on October 20, 2014. The amounts shown in the “Total Debt” and “Total Swap (Active Leg)” columns are therefore merely benchmarks to show that the swap will protect 100% of the debt with KfW which begins on October 20, 2014.

  December 31, 2013

		Counterparty			Average swap rates

Currency	Type of SWAP	Debt	SWAP	Total debt	Total Swap (Active leg Accrual)	% cove-rage	Asset side	Liability side

USD	LIBOR X DI	BEI	Santander, CITI, MS and BOFA	1,115,324	1,115,241	100%	LIBOR 6M + 0.77% p.a.	95.25% of CDI
USD	LIBOR X DI	BNP	CITI + BES	224,395	224,395	100%	LIBOR 6M + 2.53% p.a.	95.01% of CDI
USD	LIBOR X DI	BOFA	BOFA	280,822	280,822	100%	LIBOR 3M + 1.25% p.a	102% of CDI
USD	PRE X DI	JP Morgan	JP Morgan	117,704	117,704	100%	1.73% p.a.	101.50% of CDI
USD	PRE X DI	CISCO	Santander	117,768	117,768	100%	1.8% p.a.	93.80% of CDI

  Sensitivity analysis table - Effects of the variation on fair value of the swaps

  For identifying possible distortions on consolidated derivative instruments currently in force, a sensitivity analysis was made considering three different scenarios (probable, possible and remote) and the respective impact on the results attained, namely:

Description	09/2014	Probable Scenario	Possible Scenario	Remote Scenario

USD-indexed debit (BNP Paribas, BEI, BOFA and JP Morgan)	1,873,693	1,873,693	2,361,676	2,802,612
Fair value of swap receivable	1,873,693	1,873,693	2,361,676	2,802,612
Fair value of swap payable	(1,569,137)	(1,569,137)	(1,676,965)	(1,679,204)
Net swap exposure	304,556	304,556	684,711	1,123,408

  Because the subsidiaries own financial derivative instruments intended only to safeguard their financial debt, the changes in the scenarios are accompanied by the respective protected instrument, thus showing that the exposure effects arising from swaps are reflected in the debt. In connection with these transactions, the subsidiaries disclosed the fair value of debt and of the financial derivative instrument on separate lines (see above), so as to provide information on their net exposure in each of the three scenarios.

  Note that all transactions with financial derivative instruments contracted by the subsidiaries are solely intended as financial protection. Consequently, any increase or decrease in their respective market values will correspond to an inversely proportional change in the corresponding portion of the financial debt underlying the financial derivative instruments contracted by the subsidiaries.

  Our sensitivity analyses referring to the derivative instruments in effect at September 30, 2014 basically rely on assumptions relating to variations of the market interest rates and the variation of the US Dollar underlying the swap contracts. These assumptions were chosen solely because of the characteristics of our derivative instruments, which are exposed only to interest rate and exchange rate variations.

  Given the characteristics of the subsidiaries' financial derivative instruments, our assumptions basically took into consideration the effect of i) the variation of CDI and ii) fluctuation of the US Dollar used in swap transactions, with the following percentages and quotations as a result:

Risk variable	Probable Scenario	Possible Scenario	Remote Scenario

CDI	10.81%	13.51%	16.22%
USD	2.4510	3.0638	3.6765

  Gains and losses with derivatives in the period

09/2014

USD exchange risk vs. CDI	(4,101)
Net gains	(4,101)

  Leverage

  The Group's objectives in managing capital are to guarantee the capacity to provide financial returns to its shareholders and benefits to stakeholders, as well as maintain a capital structure to reduce costs.

  To maintain or adjust the Group's capital structure Management can review the dividend policy, reimburse the capital to its shareholders, issue new shares or sell assets to reduce, for example, the net debt level.

  Aligned with other market participants, the Group monitors, among other indexes, the financial leverage, measured based on the index Net Debt / EBITDA.

  The financial leverage indexes as of September 30, 2014 and December 31, 2013 are the following:

	Consolidated

	09/2014	12/2013

Total borrowings and financing (Note 21 and 41)	6,083,090	4,544,210
Leasing - Liabilities (Note 19)	329,532	322,670
Leasing – Assets (Note 19)	(193,850)	-
Less: cash and cash equivalents (Notes 6 and 7)	(5,427,870)	(5,287,642)

Net Cash	790,902	(420,762)

EBITDA (last 12 months) (*)	5,478,860	5,206,743

Financial leverage index	0.14	(0.08)

  (*) Reconciliation of Net Income for the year:

Net income for the year	1,585,050	1,505,614
Depreciation and amortization	2,973,075	2,767,870
Net Financial Income	283,395	302,720
Income tax and social contribution	637,340	630,539
EBITDA	5,478,860	5,206,743

  Defined benefit pension plans and other post-employment benefits

		Consolidated

	09/2014	12/2013

PAMEC/active participants' policy and Health Plan	1,084	1,084

  The Company and its subsidiaries have defined benefit pension plans and other post-employment benefits particularly as a result of the period of privatization of the Telebrás System. The number of current and former employees that are still entitled to these benefits is extremely low and the amounts involved, whose calculations are based on the criteria set forth in CPC 33 (R1), are irrelevant in the context of the quarterly information.

  Management Fees

  Key Management includes statutory officers and the Board of Directors. The remuneration to key Management personnel for their services is presented below:

	09/2014	09/2013

Salaries and other short-term benefits	8,896	8,111
Stock options payments	2,479	1,653
	11,375	9,764

  Insurance

  The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Thus, at September 30, 2014, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and its subsidiaries consider the insurance coverage sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts insured

Operating risks	R$36,836,032
General Third Party Liability - RCG	R$63,000
Vehicles (Executive and Operational Fleets)	100% of Fipe Table. R$1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$100 for Pain and Suffering.

  Commitments

  Rentals

  The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates. Below is a list of minimum rental payments to be made under such agreements:

2015	588,283
2016	618,286
2017	646,109
2018	675,184
2019	705,567
3,233,429

  Expenses by type

	09/2014	09/2013
Expenses by type
Cost of services provided and goods sold	(7,382,397)	(8,085,473)
Selling expenses	(3,820,340)	(3,692,940)
General and administrative expenses	(825,608)	(759,909)
Other revenue (expenses), net	(571,303)	(536,532)
	(12,599,648)	(13,074,854)

Classified as:
Personnel	(706,778)	(613,188)
Advertising and publicity	(494,422)	(450,325)
Third party services	(2,388,523)	(2,322,961)
Interconnection and connection means	(2,602,094)	(3,434,692)
Cost of goods sold	(2,327,709)	(2,474,736)
Depreciation and amortization	(2,250,014)	(2,044,810)
Allowance for doubtful accounts	(211,326)	(195,884)
Taxes, fees and contributions	(925,175)	(911,921)
Rentals and insurance	(428,179)	(376,442)
Provision for administrative and legal proceedings	(189,299)	(206,318)
Training	(7,724)	(10,644)
Others	(68,405)	(32,933)
	(12,599,648)	(13,074,854)

  Supplementary disclosure about consolidated cash flow

	09/2014	09/2013

Interest paid	260,046	176,676
Income tax and social contribution paid	161,376	283,067

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

  Report on Review of Quarterly Information

  To the Board of Directors and Shareholders

  TIM Participações S.A.

  Introduction

  We have reviewed the accompanying parent company and consolidated interim accounting information of TIM Participações S.A., included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2014, comprising the balance sheet as at that date and the statements of income for the quarter and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

  Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

  Scope of review

  We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

  Conclusion on the parent

  company interim information

  Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

  Conclusion on the consolidated

  interim information

  Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

  Other matters

  Statements of value added

  We have also reviewed the parent company and consolidated statements of value added for the nine-month period ended September 30, 2014. These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

  Rio de Janeiro, November 4, 2014

  PricewaterhouseCoopers

  Auditores Independentes

  CRC 2SP000160/O-5 "F" RJ

  Sérgio Eduardo Zamora

  Contador CRC 1SP168728/O-4 "S" RJ

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

  OPINION OF THE FISCAL COUNCIL

  MEETING HELD ON NOVEMBER, 03rd, 2014

  The Members of the Fiscal Council of TIM Participações S.A. ("Company"), in the exercise of its attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of quarterly financial statements, along with the limited review report of PwC Independent Auditors, for the period that ended on September 30th, 2014 and considering the information provided by the company's management and the Independent Auditors, consider the information appropriate for submission to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

  Rio de Janeiro (RJ), November 03rd, 2014.

OSWALDO ORSOLIN Chairman of the Fiscal Council	JOSINO DE ALMEIDA FONSECA Member of the Fiscal Council
MAURÍCIO MARCELLINI PEREIRA Member of the Fiscal Council

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

  Opinions and Statements / Directors’ Statement on the Financial Statements

  DIRECTORS’ STATEMENT

  Rodrigo Modesto de Abreu (Chief Executive Officer), Claudio Zezza (Chief Financial Officer), Lorenzo Federico Zanotti Lindner (Chief Operations Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Roger Sole Rafols (Chief Marketing Officer), Rogério Tostes Lima (Investor Relations Officer) e Jaques Horn (Legal Officer), as statutory directors of TIM Participações S.A., declares, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that: reviewed, discussed and agreed with the Company’s Financial Statement for the period ended September 30, 2014.

  Rio de Janeiro, November 04, 2014.

RODRIGO MODESTO DE ABREU Chief Executive Officer	CLAUDIO ZEZZA Chief Financial Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LORENZO FEDERICO ZANOTTI LINDNER Chief Operations Officer
ROGER SOLE RAFOLS Chief Marketing Officer	DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer
ROGÉRIO TOSTES LIMA Investor Relations Officer	JAQUES HORN Legal Officer

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

  Opinions and Statements / Directors’ Statement on the Auditor’s Report on Special Review

  DIRECTORS’ STATEMENT

  Rodrigo Modesto de Abreu (Chief Executive Officer), Claudio Zezza (Chief Financial Officer), Lorenzo Federico Zanotti Lindner (Chief Operations Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Roger Sole Rafols (Chief Marketing Officer), Rogério Tostes Lima (Investor Relations Officer) e Jaques Horn (Legal Officer), as statutory directors of TIM Participações S.A., declares, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that: reviewed, discussed and agreed with the views expressed in the special review report of independent auditors from the Company for the period ended September 30, 2014.

  Rio de Janeiro, November 04, 2014.

RODRIGO MODESTO DE ABREU Chief Executive Officer	CLAUDIO ZEZZA Chief Financial Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LORENZO FEDERICO ZANOTTI LINDNER Chief Operations Officer
ROGER SOLE RAFOLS Chief Marketing Officer	DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer
ROGÉRIO TOSTES LIMA Investor Relations Officer	JAQUES HORN Legal Officer

  Footnotes

  1 SINDEC is the National Information System of Consumer Protection, which integrates 357 agencies (PROCONs). It is estimated that these PROCONs represent 42% of total claims. Figures consider both mobile and fixed business.

  2 Contribution Margin = Net service revenues - Interconnection